

ANNUAL REPORT AND FORM 10-K


Sprint.

CORP

FINANCIAL HIGHLIGHTS

Excluding one-time items
(dollars in millions, except per share data)

		2001	2000	% CHANGE
Sprint FON Group	Net operating revenues	$ 16,924	$ 17,688	(4.3)
	Operating income[1]	1,813	2,834	(36.0)
	EBITDA[1][3]	4,262	5,101	(16.4)
	Operating margin[1]	10.7%	16.0%	
	Income from continuing operations[1]	1,079	1,614	(33.1)
	Earnings per share from continuing operations[1]			
	Diluted	1.22	1.81	(32.6)
	Basic	1.22	1.84	(33.7)
Sprint PCS® Group	Net operating revenues	$ 9,725	$ 6,341	53.4
	Operating loss[2]	(637)	(1,904)	66.5
	EBITDA[2][3]	1,513	(27)	NM
	Loss from continuing operations[2]	(1,242)	(1,870)	33.6
	Diluted and basic loss per share from continuing operations[2]	(1.27)	(1.95)	34.9
Sprint Corporation	Net operating revenues	$ 26,071	$ 23,613	10.4
	Total assets	45,793	43,068	6.3
	Employees (year-end)	83,700	84,100	(0.5)

These financial highlights should be read in connection with the full financial statements presented in Sprint's Form 10-K.

(1) In 2001, the FON Group recorded a charge for litigation of $24 million for the Global Markets Division and a restructuring and asset impairment charge of $1,804 million representing the termination of Sprint ION, as well as additional steps to reduce overall operating costs. These charges reduced FON Group operating income by $1,828 million to an operating loss and reduced income from continuing operations by $1,144 million to a loss from continuing operations. In 2001, the FON Group recorded in Other expense, net, one-time charges of $62 million which increased the loss from continuing operations by $90 million. These amounts included a write-down of an equity investment of $157 million which increased the loss from continuing operations by the same amount, and a loss on the sale of an investment of $25 million which increased the loss from continuing operations by $8 million. Additionally, Sprint modified certain retirement plan benefits resulting in a curtailment gain of $120 million which reduced the loss from continuing operations by $75 million Also in 2001, the FON Group recorded net gains on investment activities of $14 million which reduced the loss from continuing operations by $9 million. Including these one-time items, FON Group operating loss was $15 million, EBITDA was $2,434 million and loss from continuing operations was $146 million (diluted and basic loss per share was $0.16).

In 2000, the FON Group recorded a $238 million one-time asset impairment representing the write-down of the Global Markets Division's Paranet operations, and a $163 million one-time charge for costs associated with the proposed WorldCom merger, which was terminated. These charges reduced FON Group operating income by $401 million and reduced income from continuing operations by $257 million. In 2000, the FON Group recorded in Other expense, net one-time charges of $122 million related to write-downs of certain equity investments which reduced income from continuing operations by $109 million. Also in 2000, the FON Group recorded net one-time gains of $71 million from the sale of an independent directory publishing operation and from investment activities, which increased income from continuing operations by $44 million. Including these one-time items, FON Group operating income was $2,433 million, EBITDA was $4,700 million, operating margin was 13.8 percent and income from continuing operations was $1,292 million (diluted earnings per share was $1.45 and basic earnings per share was $1.47).

(2) In 2001, the PCS Group recorded a one-time restructuring charge of $10 million. This charge increased operating loss by $10 million and loss from continuing operations by $7 million. Including this one-time item, PCS Group operating loss was $647 million, EBITDA was $1,503 million and loss from continuing operations was $1,249 million (diluted and basic loss per share was $1.27).

In 2000, the PCS Group recorded a one-time charge for costs associated with the terminated WorldCom merger of $24 million. This charge increased operating loss by $24 million and loss from continuing operations by $16 million. In 2000, the PCS Group recorded in Other expense, net a one time gain of $28 million from the sale of customers and network infrastructure to a PCS third party affiliate. This gain reduced the loss from continuing operations by $18 million. Including these one-time items, PCS Group's operating loss was $1,928 million, EBITDA was a loss of $51 million and loss from continuing operations was $1,868 million (diluted and basic loss per share was $1.95).

(3) EBITDA equals operating income (loss) plus depreciation, amortization and one-time items.

SPRINT

Sprint is a global communications company serving more than 23 million business and residential customers in more than 70 countries. With more than 80,000 employees worldwide and $26 billion in annual revenues, Sprint is widely recognized for developing state-of-the-art network technologies, including the United States' first nationwide all-digital, fiber-optic network. Sprint is comprised of the FON Group and the PCS Group, representing the company's wireline and wireless businesses.

FON GROUP

The FON Group represents Sprint's core wireline telecommunications operations, which include long distance voice and data, Internet, international voice and data, local telephone, and product distribution and directory publishing businesses.

PCS GROUP

The Sprint PCS Group operates the largest 100 percent digital PCS wireless network in the United States, serving the majority of the nation's metropolitan areas including more than 4,000 cities and communities. The service offered by the PCS Group and its third party affiliates now reaches more than 247 million people.

> "Aggressive execution is critical to our future position. If we execute well – if we execute with a fearless passion for success – then we will further increase our position of strength for the future."
>
> William T. Esrey



CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

This Annual Report includes certain estimates, projections and other forward-looking statements. Future performance cannot be ensured.

Actual results may differ materially from those in the forward-looking statements. Some factors that could cause actual results to differ include:

- the effects of vigorous competition in the markets in which Sprint operates;
- the costs and business risks associated with providing new services and entering new markets necessary to provide nationwide or global services and providing new services;
- the ability of the PCS Group to continue to grow a significant market presence;
- the effects of mergers and consolidation within the telecommunications industry;
- the uncertainties related to Sprint's strategic investments;
- the impact of any unusual items resulting from ongoing evaluations of Sprint's business strategies;
- the impact of new technologies on Sprint's business;
- unexpected results of litigation filed against Sprint;
- the possibility of one or more of the markets in which Sprint competes being impacted by changes in political, economic or other factors such as monetary policy, legal and regulatory changes, including the impact of the Telecommunications Act of 1996, or other external factors over which Sprint has no control; and
- other risks referenced from time to time in Sprint's filings with the Securities and Exchange Commission ("SEC").

The words "estimate," "project," "intend," "expect," "believe" and similar expressions are intended to identify forward-looking statements. You should not place undue reliance on forward-looking statements, which speak only as of the date of this Annual Report's printing. Sprint is not obligated to publicly release any revisions to forward-looking statements to reflect events after the date of this Annual Report's printing or unforeseen events. Sprint provides a detailed discussion of risk factors in periodic SEC filings, including Sprint's Form 10-K (herein included), and you are encouraged to review these filings.

This past year held significant challenges.
The economic slowdown, excess capacity in portions of the communications industry and aggressive pricing, along with the volatile equity and credit markets, had a significant impact and have created a very different operating environment. We witnessed bankruptcies among new carriers, and virtually all the established carriers, Sprint included, implemented work-force reductions and trimmed capital budgets and expenses.

In this difficult environment, some areas of our company performed well, while others fell short of expectations. Certainly disappointing was the dramatic decline in the price of both our FON and PCS tracking stocks, as well as a good portion of the stocks in the telecom sector. Despite these problems, it is hard to fathom why the industry is so grossly out of favor. Telecommunications plays an expanding role in both the national and world economy and the sector is forecast to grow at a 5.5 percent compound annual rate through 2005, a rate faster than most other segments of our economy. It is not a moribund industry on its last legs. It is a solid, vital industry and a key to our national competitiveness.

Yet many have painted the future of the telecommunications industry with a broad negative brush. The danger, however, of relying on this sweeping generalization is that it fails to distinguish between a business cycle and a true sea change driven by customer demand, technological innovation and regulatory and legislative actions. Over time, markets find equilibrium and the pendulum swings back.

The good news is that there is room to grow in many segments. Rapid changes occurring in the industry create real opportunities for those companies that can adapt and respond quickly. Customer preference for anytime, anywhere communications, especially in the area of wireless data, is opening a broad new market for services, which today are only in the nascent stage. Technological advancements, in particular third generation (3G) mobile wireless, will accelerate the "cutting of the cord." On the wireline side, revenues from traditional voice services have declined, yet demand for greater bandwidth is driving the implementation of Internet and data services that will fuel the drive to more efficient packet-switched networks.

I believe Sprint has the right pieces and is poised to capture a solid share of this growth.
Our PCS operation consistently has executed toward two goals: rapid growth and increased profitability. We have led the U.S. wireless industry in customer growth in each and every quarter for more than three years, which is no surprise given our competitive advantages. Our technology, CDMA, provides the most efficient use of spectrum and the best foundation for the evolution to next-generation products and services. With licenses covering the entire country, the spectrum we have today will support our growth for the foreseeable future, including our migration to third generation services, which we expect to offer nationwide by mid-year. This timeframe is significantly ahead of our competitors. In addition, we possess unsurpassed sales and distribution channels, including the leading nationwide consumer product retailers.

The foundation of our FON Group is the Local Telecommunications Division with its $6 billion revenue stream. It generates strong returns and its robust operating margins are the best of large local communications operators. Our local division provides us a firm underpinning within a rapidly evolving industry.

Our Global Markets Division operates in an intensely competitive pricing environment. This, combined with the economic slowdown and ongoing movement by consumers to wireless communications, contributed to a difficult year. In addition, we did not perform as well as we needed to in the enterprise data space. However, we continue to see good growth in Internet and related services as we move *our revenue portfolio from a mix dominated* by voice to one that is more data-centric.

In my nearly 17 years as CEO of Sprint, I have been witness to many highs and lows.

A couple of years ago, telecommunications was the darling of Wall Street. Today, it has swung to the negative, and the pessimism is excessive and unwarranted. I believe it is important that we step back for a minute and look across the landscape. In my opinion, Sprint is on solid financial footing, our accounting practices are conservative and unquestionable, and we are well positioned in the right industry growth sectors.

We have reached this position by balancing risk with reward. In the late 1980s, we built an all-digital fiber-optic long distance network. Ten years later we built our PCS network. Our Internet network carries one-quarter of the Internet's content in the United States and we are expanding across Europe and Asia.

As we look to the future, our challenge is to execute so that we can continue our tradition of innovation and industry leadership and continue creating the long-term value that our shareholders expect.

To make this happen, we have to continuously evaluate our position within the industry and reinvent ourselves to adapt to customer demand, economic volatility and investor needs. Success will be based on our ability to maintain our long-term value orientation while becoming more nimble in the way we adapt to changes in the environment. Our decision to end our Sprint ION® initiative last fall came when the reward was too far in the future to support continued investment given current market conditions. This does not suggest we won't continue to invest in the future, innovate or take prudent risks. We see a significant competitive edge from our investments in the Internet, e-business solutions, packet technology in our local networks and 3G wireless technology.

We also must better leverage the combined capabilities of our long distance, local and wireless operations. Our success will come from our ability to tightly link our wireline *data expertise with our 3G wireless capabilities* to create unmatched product and service offerings. We have the opportunity to offer total enterprise and network-centric solutions for our customers – local, long distance, wireless and Internet services, including web hosting and managed services.

The road will not be easy. Economic recovery will occur, but the timing and extent are far from certain. Sprint is supported by invaluable intangible assets – more than 23 million customers, a powerful brand that is among the most respected for quality and innovation, and an outstanding organization with more than 80,000 employees who are committed to executing our strategies to achieve growth, profitability and superior shareholder value.

Thank you,

Bill Esrey

William T. Esrey
Chairman and Chief Executive Officer
March 13, 2002



EXECUTING FROM A

POSITION *of* STRENGTH

A QUESTION AND ANSWER FORUM WITH BILL ESREY ABOUT THE FUTURE OF WIRELINE AND WIRELESS AND SPRINT'S UNIQUE STRATEGY FOR 2002.

Q You've expressed optimism about Sprint's future because, in your words, the company is "executing from a position of strength." How do you define "position of strength?"

A To begin with, I believe we are operating in a healthy industry despite what some industry observers and analysts will tell you. Revenues are growing in the mid single digits. While some of the traditional areas of the industry are flat or declining, other parts of the industry are growing at healthy rates – such as data, the Internet and web hosting.

Sprint is operating from a position of strength because we have superior assets and solid-performing business



units in each of the industry's growth areas. In 2001, we made a lot of tough decisions in order to improve our cost structure and to be in a better position to redirect our resources — and invest additional resources — in these growth areas. Sprint owns what we believe is the nation's most reliable wireline network and an enviable wireless network. We have a local division that has consistently produced strong results and solid returns. And, we are the world's second-largest carrier of Internet traffic.

But our strategy goes beyond these individual pieces. The real strength of our position is that we're able to bundle these pieces together. Sprint doesn't participate equally in all sectors of the overall telecom market, and we don't have the size or desire to do that. But because of our portfolio of assets, we can offer customers unique bundles that represent value, while at the same time the marketing of bundles reduces our acquisition costs, decreases customer churn and increases customer loyalty.

Q Sprint PCS has led the industry in new subscribers for 14 straight quarters. Can you sustain that type of sales growth trajectory?

A Just putting notches in our belt for new customers is no longer our measuring stick for success. Growth in customers — quality customers — is critically important, but only if they're profitable customers. The ARPU (average revenue per user) must stay up, and churn must stay down.

I still think we'll see growth in customers for a couple more years. At the end of 2001, the wireless penetration rate in the United States was in the 43 percent to 45 percent range. In Europe and other countries, it's in the mid-to-high 60 percent range. So there's potential for growth over the next few

SPRINT IS OPERATING FROM A POSITION OF STRENGTH because we have superior assets and solid-performing business units in each of the industry's growth areas.

years for the entire wireless industry and for Sprint PCS in particular, but it needs to be balanced, profitable growth to count.

Q Is Sprint PCS on track to deliver third generation (3G) wireless technology in 2002?

A By mid-year, we expect to have the first phase of a revolutionary new wireless network. It is expected to have data speeds that are basically three times what some of our competitors can achieve, because the technologies they've selected are limiting. We're working very diligently to integrate our traditional wireline services with 3G to produce business market capabilities that are truly distinctive. We believe our nationwide wireline data capabilities combine well with 3G wireless.

You always look for competitive advantages and how to differentiate yourself. The nationwide rollout of 3G planned for this summer will give us that competitive advantage. How well we leverage it depends on how well we execute our plans. Most of our competitors have nothing like it and are not likely to have anything like it for a couple of years. That's an enviable position for any company – to be the market leader. The potential is enormous.

Q What led to the termination of Sprint ION®? Will there be a replacement strategy for it?

A There were many factors involved in that decision, including pricing pressures, changing customer demands, and shifts in the regulatory and political environments. But, most importantly, we realized that the reward for Sprint ION was too far in the future. In the current economy, investors tend to be less patient and more interested in immediate earnings.

But understand this: Sprint ION may be in the past, but going forward, Sprint will continue to be the same bold company that it has always been. It is our fearless, entrepreneurial creativity that has been the source of Sprint's success throughout its 103-year history. That's not going to change.

Will something else come along to replace Sprint ION? You bet it will, but I don't know what it will be or if it's going to come in six months or six years. We're working on a number of things. In the meantime, a company our size must focus on our fundamental business. That's going to determine our future and our success. I think this game will be won or lost based upon the intensity of our efforts to acquire and retain customers and the quality of our people in supporting those customers. That's where we've got to get our focus, not looking for some new product, new market position, new silver bullet. That's not the answer.



Sprint rolled out its "Third Generation Experience" in early January when the 53-foot mobile showcase debuted at the Consumer Electronics Show in Las Vegas. The traveling display gives consumers and businesses a hands-on experience with 3G technology.


Sprint
Sprint

WE ARE CONTINUING to invest in all the right places, such as data and IP.



This summer's anticipated nationwide launch of the Sprint PCS third generation (3G) network is expected to trigger dramatic changes in the wireless industry by providing wireless capabilities equalling those of a personal computer. In short, 3G represents the continued micro-sizing of technology from larger to smaller devices, bringing with it mobility and personalization for users.

Q Last year, the FON Group struggled fiercely to remain competitive. What do you do in 2002 to improve performance?

A If you look first at 2001 from the Global Markets perspective, the challenges it faced were significant, but certainly not unique to Sprint. Our competitors are facing the same challenges brought on by a combination of forces, including network capacity issues, unprecedented pricing pressures and a slumping economy.

In 2002, we are sharpening our focus on data services. Despite the fact that data growth for 2001 was hurt by aggressive pricing and a sluggish economy, we saw positive sales trends near the end of the year. I expect these customer wins will make a positive contribution as we enter 2002.

In the Internet market, we saw strong growth in dedicated Internet Protocol (IP) revenues. Overall IP revenues were up 9 percent compared to 2000. Those indicators represent solid growth. So, while some areas of the business, like voice, certainly are contracting, we are continuing to invest in all the right places, such as data and IP.

We clearly have some areas on which we need to work. We have to get better at selling frame relay. We have to grow IP as rapidly as we can. Overall, I'm happy with how we're doing vis-a-vis our competitors, but I'm not happy with how we're performing relative to our own expectations. As the economy begins to improve, I think we'll start performing more consistently with our expectations.



Q What are the major challenges ahead for Sprint's Local Telecommunications Division, and how will it meet them?

A Our local division is facing challenges — largely as a result of the economy but also due to increased competition— that are greater than it has ever faced in the past, but it continues to perform very well relative to its peers in the industry. Though revenue growth has slowed, aggressive cost controls have propelled Sprint to lead the industry in terms of operating margins. The local division consistently generates strong returns and provides a solid underpinning for the FON Group's valuation.



The local division is doing an exceptional job bundling its local services with Sprint's long distance service and is selling a significant number

WE MUST EXECUTE in terms of the growth areas of our business, which means serving customers with passion and aggressiveness, and with quality and effectiveness.



6¢ A MINUTE DOMESTIC LONG DISTANCE
120 MINUTES INCLUDED
ALL ADDITIONAL MINUTES SAME GREAT RATE
CALL WAITING ID
UNLIMITED 3-WAY CALLING
CALLER ID
VOICEMAIL
LOCAL PHONE SERVICE

The newest Sprint Solutions℠ bundle conveniently combines local phone service, call management features and 120 minutes of domestic long distance at only 6 cents per minute, all on one bill, for one flat rate. More than 25 percent of all local division customers now have a bundle.

of Sprint PCS® phones. We expect the focus on bundling will continue and that subsequent penetration rates will increase for Sprint's long distance and wireless services in our local territories.

On the technology front, the local division's aggressive plans to transform its network from circuit to packet technology will be an important initiative over the next several years. Packet technology will allow us to offer high-capacity data services in more markets, while increasing the efficiency of our network investments. Most importantly, a 100 percent packet network will unleash a whole new set of possibilities to enhance the way our customers use communications.

Q What are the most critical objectives for Sprint to achieve in 2002?

A When you're in an industry that's going through rapid changes and operating in an uncertain economic climate, your costs have to be in line. We must execute in terms of the growth areas of our business, which means serving customers with passion and aggressiveness, and with quality and effectiveness. We have to be willing to adjust as the external environment changes or as our success creates more opportunity. We must constantly fine-tune and adjust our allocation of our resources and our capital expenditures.

Culturally, we're exuding a new level of aggressiveness about being acquisitive. We need to get even more aggressive about attracting customers and about growing beyond the market rate of growth. We have to define winning in those terms.



We have all the right parts and all the right assets in all the right places. Because of this, we have an opportunity to be better, stronger than just the sum of the parts. We must optimize on that. That's an advantage our competitors simply don't have.

It really just boils down to this: Aggressive execution is critical to our future position. If we execute well — if we execute with a fearless passion for success — then we will meet our objectives for 2002, and we will further increase our position of strength for the future.

"The PCS Guy," the popular trench coat-clad Sprint PCS spokesperson, has a way of always making things clear.

BOARD OF DIRECTORS

DUBOSE AUSLEY is chairman of Ausley & McMullen, a law firm in Tallahassee, Florida. He also is chairman of the Capital City Bank Group, Inc. He has been a Sprint director since 1993.

WARREN L. BATTS is the retired chairman and chief executive officer of Tupperware Corporation in Orlando, Florida. He also is the retired chairman of Premark International, Inc. He has been a Sprint director since 1982. Batts is chairman of the audit committee and a member of the executive committee.

WILLIAM T. ESREY is chairman and chief executive officer of Sprint. He joined Sprint in 1980 as executive vice president-Corporate Planning. In 1985, Esrey was named president and chief executive officer. He became chairman and chief executive officer in 1990. Esrey has been a Sprint director since 1985. He is chairman of the executive committee.

IRVINE O. HOCKADAY, JR. is the retired president and chief executive officer of Hallmark Cards, Inc., in Kansas City, Missouri. He became a Sprint director in 1997. Hockaday is chairman of the capital stock committee and a member of the organization, compensation and nominating committee.

RONALD T. LEMAY is president and chief operating officer of Sprint, a position held since February 1996, except for the period of July to October 1997, when he served as chairman and chief executive officer of Waste Management, Inc. Prior to that, he was vice chairman of Sprint and chief executive officer of Sprint PCS. LeMay served as a Sprint director from 1993 until July 1997. He was re-elected as a director in 1997.

LINDA KOCH LORIMER is vice president and secretary of Yale University in New Haven, Connecticut. She has been a director of Sprint since 1993. She is a member of the capital stock committee and the audit committee.

CHARLES E. RICE is chairman of Mayport Venture Partners, LLC. He has been a Sprint director since 1975. Rice is a member of the executive committee and the organization, compensation and nominating committee.

LOUIS W. SMITH is president and chief executive officer of the Ewing Marion Kauffman Foundation in Kansas City, Missouri. He has been a Sprint director since 1999. Smith is a member of the audit committee and the capital stock committee.

STEWART TURLEY is the retired chairman of Eckerd Corporation in Clearwater, Florida. He has been a Sprint director since 1980. Turley is chairman of the organization, compensation and nominating committee and a member of the executive committee.

PRINCIPAL CORPORATE OFFICERS

WILLIAM T. ESREY
Chairman and Chief Executive Officer

RONALD T. LEMAY
President and Chief Operating Officer

J. RICHARD DEVLIN
Executive Vice President
General Counsel and External Affairs

ARTHUR B. KRAUSE
Executive Vice President and
Chief Financial Officer

MICHAEL B. FULLER
President
Local Telecommunications Division

LEN J. LAUER
President
Global Markets Division

CHARLES E. LEVINE
President
Sprint PCS

GENE M. BETTS
Senior Vice President and Treasurer

FORREST E. MATTIX
Senior Vice President
Public Relations and
Brand Management

JOHN P. MEYER
Senior Vice President and Controller

LIANE J. PELLETIER
Senior Vice President
Strategic Planning and
Corporate Development

I. BENJAMIN WATSON
Senior Vice President
Human Resources

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K/A

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2001

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to ____________

Commission file number 1-04721

SPRINT CORPORATION
(Exact name of registrant as specified in its charter)

KANSAS (State or other jurisdiction of incorporation or organization)	48-0457967 (IRS Employer Identification No.)
P.O. Box 11315, Kansas City, Missouri (Address of principal executive offices)	64112 (Zip Code)
Registrant's telephone number, including area code	(913) 624-3000

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
FON Common Stock, Series 1, $2.00 par value, and FON Group Rights	New York Stock Exchange
PCS Common Stock, Series 1, $1.00 par value, and PCS Group Rights	New York Stock Exchange
Guarantees of Sprint Capital Corporation 6.875% Notes due 2028	New York Stock Exchange
Corporate Units	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file these reports), and (2) has been subject to these filing requirements for the past 90 days. Yes X No ___

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Aggregate market value of voting and non-voting stock held by non-affiliates at February 22, 2002, was $19,874,360,163.

COMMON SHARES OUTSTANDING AT FEBRUARY 22, 2002:

FON COMMON STOCK	889,784,995
PCS COMMON STOCK	988,716,032
CLASS A COMMON STOCK	43,118,018

Documents incorporated by reference.

Registrant's definitive proxy statement filed under Regulation 14A promulgated by the Securities and Exchange Commission under the Securities Exchange Act of 1934, which definitive proxy statement is to be filed within 120 days after the end of Registrant's fiscal year ended December 31, 2001, is incorporated by reference in Part III hereof.

EXPLANATORY NOTE

Sprint Corporation hereby amends its Annual Report on Form 10-K for the year ended December 31, 2001 (the "Form 10-K") as set forth in this Annual Report on Form 10-K/A (the "Form 10-K/A"). This Form 10-K/A includes an amendment to the following section of the Form 10-K:

> Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations; the discussion of "Liquidity" under "Liquidity and Capital Resources" has been amended to reflect that Sprint could borrow up to an additional $4 billion at year-end 2001 under the most restrictive of its debt covenants. This reflects a correction of the amount stated in the original filing.

All other items of the Form 10-K are simply restated herein and have not been amended.

Part I

Item 1. Business

The Corporation

Sprint Corporation, incorporated in 1938 under the laws of Kansas, is mainly a holding company, with its operations primarily conducted in its subsidiaries.

Sprint is a global communications company and a leader in integrating long-distance, local service, and wireless communications. Sprint is also one of the largest carriers of Internet traffic using its tier one Internet Protocol network, which provides connectivity to any point on the Internet either through its own network or via direct connections with other backbone providers. Sprint is the nation's third-largest provider of long distance services and operates nationwide, all-digital long distance and tier one Internet protocol networks using fiber-optic and electronic technology. In addition, Sprint's local division currently serves approximately 8.2 million access lines in 18 states. Sprint also operates a 100% digital personal communications service, or PCS, wireless network in the United States with licenses to provide service nationwide using a single frequency band and a single technology. Sprint owns PCS licenses to provide service to the entire United States population, including Puerto Rico and the U.S. Virgin Islands. Sprint operates in industries that have been and continue to be subject to consolidation and dynamic change. As part of its overall business strategy, Sprint regularly evaluates opportunities to expand and complement its business and may at any time be discussing or negotiating a transaction that, if consummated, could have a material effect on its business, financial condition, liquidity or results of operations.

In November 1998, Sprint's shareholders approved the allocation of all of Sprint's assets and liabilities into two groups, the FON Group and the PCS Group, as well as the creation of the FON stock and the PCS stock. In addition, Sprint purchased the remaining ownership interests in Sprint Spectrum Holding Company, L.P. and PhillieCo, L.P. (together, Sprint PCS), other than a minority interest in Cox Communications PCS, L.P. (Cox PCS). Sprint acquired these ownership interests from Tele-Communications, Inc. (TCI), Comcast Corporation and Cox Communications, Inc. (the Cable Partners). In exchange, Sprint issued the Cable Partners special low-vote PCS shares and warrants to acquire additional PCS shares. Sprint also issued the Cable Partners shares of a new class of preferred stock convertible into PCS shares. The purchase of the Cable Partners' interests is referred to as the PCS Restructuring. In the 1999 second quarter, Cox Communications, Inc. exercised a put option requiring Sprint to purchase the remaining 40.8% interest in Cox PCS. Sprint issued additional low vote PCS shares in exchange for this interest.

Also in November 1998, Sprint reclassified each of its publicly traded common shares into one share of FON stock and 1/2 share of PCS stock. This recapitalization was tax-free to shareholders. In addition, the Class A common shares owned by France Telecom (FT) and Deutsche Telekom AG (DT) were reclassified into shares representing both FON and PCS stock. These transactions are referred to as the Recapitalization.

At the end of 2001, FT no longer held FON shares, and DT no longer held either FON or PCS shares.

FON common stock and PCS common stock are intended to reflect the financial results and economic value of the FON and PCS Groups. However, they are classes of common stock of Sprint, not of the group they are intended to track. Accordingly, FON and PCS shareholders are subject to the risks related to an equity investment in Sprint and all of Sprint's businesses, assets and liabilities. Shares of FON common stock and PCS common stock do not represent a direct legal interest in the assets and liabilities allocated to either group, as Sprint owns all of the assets and liabilities of both of the groups. Sprint's Board may, subject to the restrictions in Sprint's articles of incorporation, change the allocation of the assets and liabilities that comprise each of the FON Group and the PCS Group without shareholder approval.

Operating Segments

Sprint's business is divided into four lines of business: the global markets division, the local division, the product distribution and directory publishing businesses and the PCS wireless telephony products and services business. The FON Group includes the global markets division, the local division and the product distribution and directory publishing businesses. The FON common stock is intended to reflect the financial results and economic value of the global markets division, the local division and the product distribution and directory publishing businesses. The PCS Group includes the PCS wireless telephony products and services business. The PCS common stock is intended to reflect the financial results and economic value of the PCS wireless telephony products and services business. For financial information relating to Sprint's segments, see Note 17 to Sprint's consolidated financial statements under Item 8—Financial Statements and Supplementary Data in this Form 10-K/A.

Sprint FON Group

General Overview of the Sprint FON Group

The FON Group is comprised of the global markets division, the local division and the product distribution and directory publishing businesses. The main activities of the global markets division include domestic and international long distance communications (except for consumer long distance services used by customers within Sprint's local franchise territories), broadband fixed wireless services and certain other ventures. The global markets division is the nation's third-largest provider of long distance services. The activities of the local division include local exchange communications and consumer long distance services used by customers within Sprint's local franchise territories.

The product distribution business provides wholesale distribution services of telecommunications products. The directory publishing business publishes and markets white and yellow page phone directories. Sprint has retained investment bankers to explore values that Sprint could obtain if it were to sell the directory publishing business.

Global Markets Division

The global markets division's financial performance for 2001, 2000 and 1999 is summarized as follows:

	2001	2000	1999
		(millions)	
Net operating revenues	$ 9,916	$10,528	$10,308
Operating income (loss)[1]	$(2,049)	$ 585	$ 1,175

[1] *Includes a $1.7 billion one-time restructuring and asset impairment charge in 2001. In 2000, a $238 million one-time asset impairment charge is included.*

General

The global markets division provides a broad suite of communications services targeted to domestic business and residential customers, multinational corporations and other communications companies. These services include domestic and international voice, data communications using various protocols such as Internet protocol and frame relay (a data service that transfers packets of data over Sprint's network), and managed network services. In addition, the global markets division is expanding its ability to provide web and applications hosting, consulting services, and colocation services. Through this division, Sprint also provides broadband services and digital subscriber line services, which enable high-speed transmission of data over existing copper telephone lines between the customer and the service provider.

The global markets division also includes the operating results of the cable TV service operations of the broadband fixed wireless companies after their 1999 acquisition dates. During 2000, Sprint added high-speed data services in several markets served by Multipoint Multichannel Distribution Services (MMDS) capabilities in addition to cable TV services. MMDS is a fixed wireless network that can be built either using a system of interconnected smaller cells or as a single tower that distributes signals through microwave from a single transmission point to multiple receiving points. The global markets division's operating results reflect the development costs and the operating revenues and expenses of these broadband fixed wireless services. In the 2001 fourth quarter, Sprint announced it would halt further deployment of MMDS services using current direct sight access technology. Current customers will continue to receive service and Sprint will wait for development of second generation technology and pursue alternative strategies to capture the value from these assets.

The global markets division also reflects the costs of establishing international operations beginning in 2000.

This division also includes the FON Group's investments in EarthLink, Inc., an Internet service provider; Call-Net, a long distance provider in Canada; Intelig Telecommunicacoes Ltda., a long distance provider in Brazil; and certain other telecommunications investments and ventures.

Competition

The division competes with AT&T, WorldCom and other telecommunications providers in all segments of the long distance communications market. AT&T continues to have the largest market share of the domestic long distance communications market. Some competitors are targeting the high-end data market and are offering deeply discounted rates in exchange for high-volume traffic as they attempt to fill their networks with traffic volume. The Regional Bell Operating Companies (RBOCs) have obtained authorization to provide in-region long distance service in certain states, which has heightened competition in those states. As the RBOCs have entered the long distance service market, they have proven to be formidable long distance competitors. In addition, long distance services provided by wireless service providers are expected to continue to adversely affect the global markets division. Competition in long distance is based on price and pricing plans, the types of services offered, customer service, and communications quality, reliability and availability. Our ability to compete successfully will depend on marketing and on our ability to anticipate and respond to various competitive factors affecting the industry, including new services that may be introduced, changes in consumer preferences, demographic trends, economic conditions, and pricing strategies.

Strategy

In order to achieve profitable market share growth in an increasingly competitive long distance communications environment, the global markets division intends to leverage its principal strategic assets: its high-capacity national fiber-optic network, its tier one Internet Protocol network, its base of business and residential customers, its established national brand, and offerings available from other FON Group operating entities, the PCS Group and other affinity relationships. The long distance operation will focus on expanding its presence in the high-growth data communications markets and aspires to become the provider of choice for delivery of end-to-end service to business and residential customers. The global markets division continues to deploy network and systems infrastructure which provides reliability, cost effectiveness and technological improvements. In order to create integrated product offerings for its customers, the global markets division is solidifying the linkage of its long distance operation with Sprint's other operations such as the local division and the PCS Group.

Local Division

General

The local division (LTD) consists mainly of regulated local phone companies serving approximately 8.2 million access lines in 18 states. LTD provides local voice and data services for customers within its franchise territories, access by phone customers and other carriers to LTD's local network, consumer long distance services to customers within its franchise territories, sales of telecommunications equipment, and other long distance services within certain regional calling areas, or LATAs.

LTD's financial performance for 2001, 2000 and 1999 is summarized as follows:

	2001	2000	1999
		(millions)	
Net operating revenues	$6,247	$6,155	$5,958
Operating income(1)	$1,783	$1,763	$1,553

(1) *Includes a $109 million one-time restructuring charge in 2001.*

AT&T is LTD's largest customer for network access services. The percentage of the division's net operating revenues from services (mainly network access services) provided to AT&T were 7% in 2001, 8% in 2000 and 10% in 1999. Revenues from AT&T were 2% of the FON Group's revenues in 2001, 3% in 2000 and 4% in 1999.

Competition

Because LTD operations are largely in rural markets, competition in its markets is occurring more gradually. In urban areas, however, there is already substantial competition for business customers, with varying levels of competition in third tier and rural markets. Cable modems provide increasing competition for second line and data services for residential customers, and wireless services will continue to grow as an alternative to wireline services. There continues to be significant competition in toll services. Certain mergers or other combinations involving competitors may increase competition. Competition in these services is based on price and pricing plans, the types of services offered, customer service, and communications quality, reliability and availability.

Strategy

LTD's strategy is to market to its local customers Sprint's entire product portfolio as well as its core product line of local voice, advanced network features and data products, including Digital Subscriber Line (DSL).

Product Distribution and Directory Publishing Businesses

The product distribution business provides wholesale distribution services of telecommunications products. The directory publishing business publishes and markets white and yellow page phone directories.

The financial performance for the product distribution and directory publishing businesses for 2001, 2000 and 1999 is summarized as follows:

	2001	2000	1999
		(millions)	
Net operating revenues	$1,762	$1,936	$1,758
Operating income(1)	$ 284	$ 284	$ 242

(1) *Includes a $7 million one-time restructuring charge in 2001.*

Sprint PCS Group

General Overview of the Sprint PCS Group

The PCS Group includes Sprint's wireless personal communication services (PCS) operations. At year-end 2001, the PCS Group, together with third party affiliates, operated PCS systems in over 300 metropolitan markets, including the 50 largest U.S. metropolitan areas. The PCS Group has licenses to serve the entire U.S. population, including Puerto Rico and the U.S. Virgin Islands. The service offered by the PCS Group and its third party affiliates now covers over 247 million people. The PCS Group provides nationwide service through a combination of:

- operating its own digital network in major U.S. metropolitan areas,

- affiliating with other companies, mainly in and around smaller U.S. metropolitan areas,
- roaming on other providers' analog cellular networks using multi-mode handsets, and
- roaming on other providers' digital networks that use code division multiple access (CDMA), which is a digital spread-spectrum wireless technology that allows a large number of users to access a single frequency band by assigning a code to all speech bits, sending a scrambled transmission of the encoded speech over the air and reassembling the speech into its original format.

The PCS Group also provides wholesale PCS services to companies that resell the services to their customers on a retail basis. These companies pay the PCS Group a discounted price for their customers' usage, but bear the costs of acquisition and customer service.

The PCS Group also includes its investments in Pegaso Telecomunicaciones, S.A. de C.V. (Pegaso), a wireless PCS operation in Mexico; SVC BidCo L.P., a joint venture to acquire wireless spectrum rights; and Virgin Mobile U.S.A., a joint venture to market wireless services. These investments are accounted for using the equity method.

The financial performance for the PCS Group for 2001, 2000 and 1999 is summarized as follows:

	2001	2000	1999
		(millions)	
Net operating revenues	$9,725	$ 6,341	$ 3,373
Operating loss[1]	$ (647)	$(1,928)	$(3,237)

[1] *Includes a $10 million one-time restructuring charge in 2001. Includes a $24 million charge in 2000 for costs associated with the terminated merger between Sprint and WorldCom.*

Competition

Each of the markets in which the PCS Group competes is served by other two-way wireless service providers, including cellular, enhanced specialized mobile radio (ESMR), and PCS operators and resellers. A majority of the markets have five or more commercial mobile radio service (CMRS) providers and each of the top 50 metropolitan markets has at least two other PCS competitors in addition to one ESMR competitor and two cellular incumbents. Many of these competitors have been operating for a number of years and currently serve a substantial subscriber base. The Federal Communications Commission (FCC) recently decided to allow CMRS providers to own more spectrum, up to 55 MHz, in urban markets and to eliminate its rule imposing spectrum limits in January 2003. Competition may continue to increase to the extent that licenses are transferred from smaller stand-alone operators to larger, better capitalized, and more experienced wireless communications operators.

Strategy

The business objective of the PCS Group is to expand capacity and network coverage and increase market penetration by aggressively marketing competitively priced PCS products and services under the Sprint and Sprint PCS brand names, offering enhanced voice and data services and seeking to provide superior customer service. The principal elements of the PCS Group's strategy for achieving these goals are:

- operating a nationwide digital wireless network,
- leveraging the operating scale of the PCS Group's national network to achieve significant cost advantages in purchasing power, operations, and marketing,
- leveraging Sprint's national brand to gain consumer confidence in, and acceptance of, the PCS Group's products and services,
- using state-of-the-art technology, including CDMA,
- incorporating third generation (3G) technology into its network,
- delivering superior service to its customers,
- growing its customer base using multiple distribution channels,
- continuing to expand capacity and coverage and
- offering PCS Group services in combination with FON Group services.

Legislative and Regulatory Developments

Telecommunications services are subject to regulation at the federal level by the FCC and at the state level by public utilities commissions. In general, incumbent local exchange carriers (ILECs) such as Sprint's local phone companies are subject to the most extensive regulation. Regulation not only covers rates and service terms, but also the terms on which ILECs provide connections and network elements to potential competitors known as competitive local exchange carriers (CLECs). Long distance providers such as the global markets division are subject to less regulation, but still must comply with various statutory requirements and regulations. CMRS providers such as the PCS Group are not regulated from a retail pricing standpoint but are subject to various licensing and technical requirements imposed by the FCC and states.

Telecommunications has been and remains the subject of legislative initiatives at both the federal and state levels. The Telecommunications Act of 1996 (Telecom Act) was the first comprehensive update of the Communications Act of 1934. Among other things, the Telecom Act provided a framework for local competition, but required the passage of implementing rules by the FCC and the states. These rules have been the subject of numerous appeals to both the courts and to Congress. In virtually every session of Congress since the adoption of the Telecom Act, legislation has been proposed to amend it. In addition, members of Congress use Congressional hearings and letters to emphasize points to regulators. This Congressional participation in the development of regulatory policy and enforcement makes the regulatory process less predictable and potentially adverse to Sprint's interest. Similar legislative involvement occurs in various states.

Sprint FON Group

Competitive Local Service

The Telecom Act was designed to promote competition in all aspects of telecommunications. It eliminated legal and regulatory barriers to entry into local phone markets. It also required ILECs to allow local resale at wholesale rates, negotiate interconnection agreements, provide nondiscriminatory access to unbundled network elements and allow colocation of interconnection equipment by competitors. The rules implementing the Telecom Act are the subject of legal challenges and uncertainty. Moreover, many of the CLECs that invested money to participate in local competition have filed for bankruptcy. Thus, the future of local competition remains unclear.

The FON Group is impacted by local competition rules from two perspectives: primarily, as an ILEC for approximately 4% of the access lines in the United States and, secondarily, as a potential CLEC for the remainder of the country's access lines. The FON Group has largely terminated its CLEC efforts at this point because entry into local markets as a reseller or through unbundled network elements proved to be uneconomic. In addition, in the 2001 fourth quarter, the FON Group terminated its efforts to offer an integrated voice and data all-distance service known as Sprint ION. The FON Group continues to offer DSL service targeted to business customers on a CLEC basis in selected cities. Sprint also is implementing a metropolitan area network (MAN) strategy through the lease and purchase of dark-fiber rings in key U.S. cities. This fiber-optic infrastructure is expected to enable Sprint to reduce local access costs in the future.

In 1999, the Supreme Court affirmed the authority of the FCC to establish rules and prices relating to interconnection and unbundling of the ILECs' networks. The FCC subsequently reaffirmed in large part the list of network elements incumbents are required to provide on an unbundled basis, and strengthened colocation requirements. It also took steps to speed the deployment of advanced technologies such as DSL technology. DSL technology enables high-speed transmission of data over existing copper telephone lines between the customer and the service provider.

The FCC's order identifying the network elements required to be provided on an unbundled basis and its order intended to speed the deployment of advanced technologies have both been appealed to the D.C. Circuit Court of Appeals. In addition, the FCC has commenced a review of its ILEC unbundled network element rules and initiated proceedings to explore whether it should establish performance measures for ILEC provision of unbundled network elements and special access services.

In 2000, the U.S. Court of Appeals for the Eighth Circuit invalidated the pricing standards the FCC had adopted for unbundled network elements and resale of ILEC services. The court also refused to reconsider, in light of the Supreme Court decision discussed above, the court's prior holding that ILECs could not be required to combine unbundled network elements on behalf of other carriers. In 2001, the U.S. Supreme Court granted certiorari of three issues from the Eighth Circuit decision. The Supreme Court is reviewing whether the Telecom Act forecloses the cost methodology adopted by the FCC for interconnection rates with the ILECs. A related issue dealing with whether rejection of historical costs is a constitutional taking is also being considered. Finally, the Supreme Court is considering whether ILECs have a duty under the Telecom Act to combine previously uncombined network elements when requested and for a fee. If the Supreme Court affirms the Eighth Circuit's decision, the FCC or the state regulatory commissions would have to formulate new pricing standards for unbundled network elements and interconnection.

Separately, in a 2000 decision, the D.C. Circuit Court of Appeals remanded to the FCC the issue of what types of equipment ILECs must allow competitors to colocate in their offices. In July 2001, the FCC adopted an order revising the test used to determine what equipment can be colocated, requiring ILECs to cross connect competitor's colocated facilities and giving ILECs more control over where colocation space will be provided. This order has been appealed to the D.C. Circuit Court of Appeals.

The FCC has also convened a proceeding to determine the appropriate regulatory requirements for ILEC provision of domestic broadband telecommunications.

RBOC Long Distance Entry

The Telecom Act also allows RBOCs to provide in-region long distance service once they obtain state certification of compliance with a competitive "checklist," have a facilities-based competitor, and obtain an FCC ruling that the provision of in-region long distance service is in the public interest. By year-end 2001, Verizon Communications had entered the long distance market in New York, Massachusetts, Connecticut and Pennsylvania, and SBC Communications had entered the long distance market in Texas, Kansas, Oklahoma, Arkansas and Missouri. Both have been successful in obtaining a significant market share in a short period of time. The RBOCs may secure regulatory clearance to offer long distance services in a significant number of their respective markets in the near future. As the RBOCs have entered the market, they have proven to be formidable long distance competitors. Some of the impact on Sprint may be offset by wholesale revenues from those RBOCs which choose to resell Sprint services.

Universal Service Requirements and Access Reform

The FCC continues to address issues related to universal service and access reform. In 2000, the FCC adopted an access reform plan that substantially reduced switched access charges paid by long distance carriers to the large ILECs and created a new universal service fund that offsets a portion of this reduction in access charges. In connection with its advocacy of this plan, Sprint committed that it would flow through the reductions in switched access costs over the five-year life of the plan to both business and residential customers. Sprint also committed to certain other pricing actions, including eliminating charges to residential and single-line business customers which had been used to pass through certain access costs that were eliminated by this plan, and maintaining, for the duration of the plan, at least one pricing option that does not include a minimum usage charge. The FCC order adopting this access reform plan requires Sprint to adhere to these commitments. The FCC's order was appealed to the U.S. Court of Appeals for the Fifth Circuit. The court upheld the majority of the FCC's order, but remanded that part of the order creating a $650 million universal service support obligation and using a 6.5% access charge price adjustment.

The FCC and many states have established "universal service" programs to ensure affordable, quality local telecommunications services for all U.S. residents. The FON Group's assessment to fund these programs is typically a percentage of interstate and international end-user revenues. Currently, management cannot predict the extent of the FON Group's future federal and state universal service assessments, or its ability to recover its contributions to the universal service fund from its customers.

In May 2001, the FCC initiated a proceeding to determine whether the carrier assessment program described in the preceding paragraph should be changed. In the proceeding, the FCC will address whether to move from a carrier assessment based on revenues to a customer per line assessment collected by carriers on a bill and remit basis and how to adjust carrier contributions to account for RBOC entry into long distance, the loss of market share by long distance carriers, growth in wireless and Internet protocol telecommunications, and increased bundling of telecommunications and non-telecommunications services.

Communications Assistance for Law Enforcement Act

The Communications Assistance for Law Enforcement Act (CALEA) was enacted in 1994 to preserve electronic surveillance capabilities authorized by federal and state law. CALEA required telecommunications companies to meet certain "assistance capability requirements" by June 30, 2000. LTD has agreed to a CALEA deployment schedule with the Department of Justice (DOJ) and has obtained an extension for CALEA compliance from the FCC until March 31, 2002. LTD has also filed a petition, supported by the DOJ, for further extension until June 30, 2002. Where circuit-switched technology was installed before 1995, reimbursement for hardware and software upgrades to facilitate CALEA compliance was authorized. Currently, LTD uses circuit-switching for the bulk of its traffic and most LTD switches were installed before 1995 and qualify for reimbursement if upgrades are required by the DOJ.

Reallocation of Spectrum

The FCC has initiated a proceeding to identify additional spectrum for use by 3G wireless services. The FCC has issued an order refusing to relocate incumbents, including Sprint, in the 2.5 GHz band, but it has proposed allocating to this use certain spectrum (the 2150-2162 MHz band) currently used by Sprint and others in the provisioning of its MMDS. Sprint has indicated a willingness to relocate from the 2150-2162 MHz band if suitable replacement spectrum can be found and if Sprint is reimbursed for its relocation costs.

MMDS License Conditions

The FCC auctioned certain MMDS licenses – those licensed on a basic trading area (BTA) geographic basis – in 1996 for a term of ten years. Those licenses will expire in 2006. The licenses may be renewed by the FCC for additional ten year terms. The FCC rules require all licensees of auctioned MMDS spectrum to meet certain buildout requirements in order to retain their licenses of this spectrum. These licensees are required to construct stations to provide signals capable of reaching at least two-thirds of the population of the applicable service area by

August 16, 2003 or five years from the deadline specified on a conditional license, whichever is later. Although Sprint believes it has met these requirements in a number of its MMDS markets, it has not received confirmation from the FCC. Failure to comply with FCC requirements in a given market could result in the loss of the MMDS license for that part of the service area in which the buildout requirements are not met.

Sprint PCS Group

The FCC sets rules, regulations and policies to, among other things:

- grant licenses for PCS frequencies and license renewals,
- rule on assignments and transfers of control of PCS licenses,
- govern the interconnection of PCS networks with other wireless and wireline carriers,
- establish access and universal service funding provisions,
- impose fines and forfeitures for violations of any of the FCC's rules,
- regulate the technical standards governing wireless services, and
- impose other obligations that it determines to be in the public interest.

The FCC currently prohibits a single entity from having a combined attributable interest (20% or greater interest in any license) in broadband PCS, cellular and specialized mobile radio licenses totaling more than 55MHz in any geographic area. This limitation on the ownership of spectrum terminates on January 1, 2003.

The FCC is considering the reallocation of additional spectrum for 3G purposes. After the FCC – in coordination with the National Telecommunications Infrastructure Administration (NTIA) – identifies which spectrum bands should be used for advanced wireless services, this spectrum will be auctioned. The amount of spectrum that will be reallocated and the cost of moving incumbent users cannot be determined at this time. In addition, the FCC plans to auction spectrum in the 700 MHz band which is currently used for analog broadcasting. It is not clear if the allocation of additional spectrum for 3G purposes and the auction of 700 MHz spectrum for mobile services may impact the value of the PCS Group's current spectrum licenses. At the present time the PCS Group believes that it has adequate spectrum to implement its business plan and deploy 3G services throughout the United States.

PCS License Transfers and Assignments

The FCC must approve any substantial changes in ownership or control of a PCS license. Noncontrolling interests in an entity that holds a PCS license or operates PCS networks generally may be bought or sold without prior FCC approval. In addition, the FCC now requires only post-consummation notification of certain proforma assignments or transfers of control.

PCS License Conditions

All PCS licenses are granted for 10-year terms if the FCC's construction requirements are met. The licenses are subject to renewal. All 30 MHz broadband major trading area (MTA) licensees must build PCS networks offering coverage to ⅓ of the population within five years and ⅔ within 10 years. In June 2000, the PCS Group met the five-year buildout requirement in all its MTA markets. All 10 MHz and 15 MHz broadband PCS licensees must construct networks offering coverage to at least ¼ of the population or make a showing of "substantial service" within five years of license grant. Sprint anticipates that it will meet the 10/15 MHz five-year buildout requirement in all its BTA markets by the April 2002 deadline. Licenses may be revoked if the FCC's construction requirements are not met.

PCS licenses may be renewed for additional 10-year terms. Renewal applications are not subject to auctions and the FCC will award a license renewal to a licensee that can demonstrate it has provided "substantial service" during the past license term and it has substantially complied with the FCC rules.

Other FCC Requirements

Broadband PCS providers cannot unreasonably restrict or prohibit other companies from reselling their services. They also cannot unreasonably discriminate against resellers. CMRS resale obligations expire in November 2002.

Local exchange carriers must program their networks to allow customers to retain, at the same location, existing telephone numbers when switching from one telecommunications carrier to another. This is referred to as local number portability (LNP). By November 24, 2002, all covered CMRS providers must offer a database solution for LNP, one that must be able to support roaming. Covered CMRS providers must provide LNP in the 100 largest metropolitan statistical areas, in compliance with certain FCC performance criteria, but only at the request of another carrier (CMRS provider or local exchange carrier).

A number of CMRS carriers, including the PCS Group, have asked the FCC to delay the date by which carriers must implement LNP. The LNP requirement will increase the operating costs of all

CMRS carriers and may result in higher churn rates among carriers. At this time, it is unclear whether the FCC will delay the LNP requirement. LNP would disproportionately affect the largest carriers.

Broadband PCS and other CMRS providers must implement enhanced emergency 911 capabilities in a two-tiered manner. In the first phase, wireless carriers must identify the base station from which a call originated. In the second phase, wireless carriers must provide location within a radius as small as fifty meters. Implementation of the second phase location requirements must generally begin within six months of a valid request by a public safety organization. The PCS Group has been granted a limited waiver of certain emergency 911 obligations. This waiver defers the obligation to implement the second phase location technologies until December 31, 2002.

Communications Assistance for Law Enforcement Act

CALEA requires telecommunications carriers, including Sprint, to modify their equipment, facilities and services to allow for authorized electronic surveillance based on either industry or FCC standards. The FCC had adopted rules implementing this statute, and has established various implementation deadlines. Like other CMRS carriers, the PCS Group has sought certain extensions of these deadlines, and these requests remain pending. Sprint believes that the FCC will grant extensions of the deadlines; however, if the extension requests are not granted, the PCS Group could be subjected to fines if it is unable to comply with a surveillance request from a law enforcement agency due to the failure to provide the required surveillance capabilities.

Other Federal Regulations

Wireless systems must comply with certain FCC and Federal Aviation Administration (FAA) regulations about the siting, lighting and construction of transmitter towers and antennas. In addition, FCC environmental regulations may cause certain cell site locations to come under National Environmental Policy Act (NEPA) and National Historic Preservation Act (NHPA) regulation. The FCC's NEPA and NHPA rules require carriers to meet certain land use and radio frequency standards. These requirements can delay or prevent siting in certain areas.

Universal Service Requirements and Access Charges

The FCC and many states have established "universal service" programs to ensure affordable, telecommunications services for all U.S. residents. The PCS Group's "contribution" to these programs is, at present, typically a percentage of end-user revenues. In May 2001, the FCC initiated a proceeding to reconsider the manner in which carrier contributions to the federal universal service fund are assessed. The FCC could adopt a new assessment methodology that would shift more of the universal service funding burden to wireless carriers. Currently, however, management cannot predict the extent of the PCS Group's future federal and state universal service assessments, or its ability to recover its contributions to the universal service fund from customers.

In April 2001, the FCC initiated a proceeding to consider a number of issues regarding compensation arrangements between carriers that exchange local and long distance traffic, including the issue of whether wireless carriers should be allowed to charge long distance carriers for terminating long distance calls to their wireless customers. Separately, in October 2001, the PCS Group and AT&T filed petitions for a declaratory ruling with the FCC regarding the lawfulness of the PCS Group's practice of charging AT&T for terminating AT&T's long distance calls to the PCS Group's wireless customers. Sprint cannot predict the outcome of these actions; however the FCC may reduce access charges or determine that the PCS Group was not and/or is not entitled to charge for access.

State and Local Regulation

The Telecom Act preempts state and local regulation of market entry or the rates charged by a CMRS provider. States may, however, regulate "other terms and conditions" of mobile service, such as billing practices and other consumer-related issues.

The location and construction of radio towers and antennas are also subject to a variety of state and local zoning, land use and regulatory requirements. Therefore, the time needed to obtain zoning approvals for the construction of additional wireless facilities varies from market to market and state to state. Delays in the construction of facilities can have an adverse effect on the PCS Group's ability to serve its customers.

The potential impact on Sprint, the FON Group and the PCS Group of material regulatory developments is discussed under Risk Factors Relating to Sprint.

Environmental Compliance

Sprint's environmental compliance and remediation expenditures mainly result from the operation of standby power generators for its telecommunications equipment. The expenditures arise in connection with standards compliance, permits or occasional remediation, which are usually related to generators, batteries or fuel storage. Sprint has been identified as a potentially responsible party at sites relating to discontinued power generation operations. Sprint's environmental compliance and remediation expenditures have not been material to its financial statements or to its operations and are not expected to have any future material adverse effects on the FON Group or the PCS Group.

Patents, Trademarks and Licenses

Sprint owns numerous patents, patent applications, service marks and trademarks in the United States and other countries. Sprint expects to apply for and develop trademarks, service marks and patents for the benefit of the groups in the ordinary course of business. Sprint is a registered trademark of Sprint and Sprint PCS is a registered service mark of Sprint. Sprint is also licensed under domestic and foreign patents and trademarks owned by others. In total, these patents, patent applications, trademarks, service marks and licenses are of material importance to the business. Generally, Sprint's trademarks, trademark licenses and service marks have no limitation on duration; Sprint's patents and licensed patents have remaining terms generally ranging from one to 19 years.

Pursuant to certain of the PCS Group's third party supplier contracts, the PCS Group has certain rights to use third party supplier trademarks in connection with the buildout, marketing and operation of its network.

Employee Relations

At year-end 2001, Sprint had approximately 83,700 active employees. Approximately 9,600 FON Group employees were represented by unions. During 2001, Sprint had no material work stoppages caused by labor controversies.

In the 2001 fourth quarter, Sprint terminated its efforts to provide its Sprint ION offerings and announced plans to reduce operating costs. These decisions included work force reductions in the FON Group and corporate functions. See Note 4 of Notes to Consolidated Financial Statements, "Restructuring and Asset Impairments," for more information on the impacts of these decisions.

In February 2002, Sprint announced it would close five of its smaller Sprint PCS customer service call centers to reduce operating costs. The call center closings will result in a workforce reduction of approximately 3,000 jobs.

Management

For information concerning the executive officers of Sprint, see "Executive Officers of the Registrant" in this document.

Information as to Business Segments

For information required by this section, refer to Sprint's "Management's Discussion and Analysis of Financial Condition and Results of Operations" and also refer to Note 17 of Sprint's "Notes to Consolidated Financial Statements" section of the Financial Statements filed as part of this document.

Risk Factors Relating to Tracking Stocks

Unless the context otherwise requires, references to "Sprint," "we," "us," and "our" mean Sprint Corporation and its subsidiaries.

Because the FON stock and the PCS stock are classes of common stock of Sprint, not of the group they are intended to track, the holders of the FON stock and PCS stock are subject to the risks related to an equity investment in Sprint and all of Sprint's businesses, assets and liabilities. Therefore, the market price of the FON stock could be adversely affected by the business of the PCS Group and the market price of the PCS stock could be adversely affected by the business of the FON Group.

FON stock and PCS stock are intended to track the performance of the FON Group and the PCS Group, respectively. However, they do not represent a direct legal interest in the assets and liabilities of the groups, but rather represent a direct equity interest in our assets and liabilities as a whole. Therefore, holders of FON stock and PCS stock are common stockholders of Sprint and as such are subject to the risks related to all of our businesses, assets and liabilities. This means that events affecting the business, assets or financial condition of the FON Group could also adversely affect the business, assets or financial condition of the PCS Group and events affecting the business, assets, or financial condition of the PCS Group could adversely affect the business, assets or financial condition of the FON Group. Consequently, these events could affect the market price of both the FON stock and the PCS stock.

The market price of the FON stock and the PCS stock may not accurately reflect the performance of the group they are intended to track.

The market price for each stock may not reflect the reported financial results and prospects of the group which it is intended to track or the dividend policies established by our board of directors with respect to that class of common stock. For example, if investors have negative expectations for the FON Group or Sprint as a whole, the market price of the PCS stock could be adversely affected without regard to the performance of the PCS Group.

The complex nature of the tracking stocks may adversely affect the market prices of the FON stock and PCS stock.

The complex nature of the terms of the FON stock and the PCS stock, such as the relative voting power and dividend policies applicable to each class of common stock, and the difficulties investors may have in understanding these terms may adversely affect the market prices of the FON stock and the PCS stock.

Holders of FON stock and PCS stock are stockholders of Sprint and generally do not have specific rights related to the assets or business of the group they are intended to track. Holders of FON stock and PCS stock vote together on most matters submitted to a vote of our stockholders and the holders of the class of common stock with the least votes will not be able to determine the outcome of the vote.

Sprint is the issuer of both the FON stock and the PCS stock, and these stocks do not represent a direct interest in either group. As a result, with few exceptions, holders of FON stock and PCS stock have only the rights customarily held by common stockholders of a corporation and do not have rights specifically related to the assets or business of either group. For example, holders of FON stock vote together with holders of PCS stock as a single class on most matters, including the election of directors. The FON stock has one vote per share. The vote per share of the PCS stock fluctuates, based on its market price relative to the market price of a share of FON stock for a period of time before the record date for a stockholders' meeting. To the extent that the aggregate voting power of the outstanding PCS stock is greater than that of the FON stock, the holders of the PCS stock would be in a position to control the outcome of stockholder votes, including the election of directors. This would be true even if the matter to be voted upon involves a conflict in the interests of the holders of the FON stock and the PCS stock.

Under applicable corporate law, Sprint's board of directors does not owe separate duties to the holders of the FON stock or to the holders of the PCS stock.

Under applicable corporate law, Sprint's board of directors owes its fiduciary duties to all of Sprint's stockholders. There is only a single board of directors and no separate board represents solely the interests of the holders of the FON stock or PCS stock. Consequently, there is no board of directors that owes separate duties to the holders of either the FON stock or the PCS stock. Our tracking stock policies provide that our board, in resolving material matters in which the holders of FON stock and PCS stock have potentially divergent interests, will act in the best interest of Sprint and all of its common stockholders after giving fair consideration to the potentially divergent interests of the holders of the separate classes of common stock. These tracking policies may be changed by the board of directors without stockholder approval.

Conflicts of interest between holders of FON stock and PCS stock in transactions between the FON Group and the PCS Group or in our dealings with third parties could be resolved by our board of directors to the detriment of the holders of one or the other class of common stock.

Holders of FON stock and PCS stock may have interests that differ from or conflict with the interests of holders of the other stock. For example, conflicts could arise with respect to decisions by our board of directors with respect to, among other things, the following matters:

- conversion of the outstanding shares of PCS stock into shares of FON stock, which our board of directors may do any time,
- payment of dividends on FON stock or PCS stock,
- sale of the assets of either the FON Group or the PCS Group to a third party,
- transfer of assets from one group to the other group,
- allocation of consideration in a merger among holders of FON stock and PCS stock,
- intercompany loans from one group to the other group,
- formulation of public policy positions that could have different effects on the interests of the FON Group and the PCS Group, and
- operational and financial decisions.

Policies adopted by our board of directors with respect to our tracking stocks provide that loans from the FON Group to the PCS Group will be made at interest rates and on terms and conditions substantially equivalent to the interest rates and terms and conditions that the PCS Group would be able to obtain from third parties, including the public markets, as a wholly-owned subsidiary, but without the benefit of any guaranty from Sprint or any member of the the FON Group. This provision applies regardless of the interest rate at which the loaned funds are borrowed by Sprint or the FON Group. We anticipate that the interest rates payable by the PCS Group will continue to be higher than those payable by Sprint or the FON Group for the foreseeable future.

Sprint's tracking stock policies also provide guidelines for addressing material conflicts. Sprint's board of directors has appointed a committee, consisting of outside board members, to interpret and oversee implementation of these policies. Subject to these policies, the resolution of conflicts by the board may benefit, or appear to benefit, one group at the expense of the other group.

Our directors generally own more FON stock than PCS stock, which could give rise to claims of conflict of interest.

In general, members of our board of directors have a greater economic interest in the FON Group than in the PCS Group. This difference in ownership could give rise to claims of conflict of interest when our board of directors makes decisions on matters where the interests of the FON Group and the PCS Group diverge.

Payments to the PCS Group under the tax sharing arrangement could be less than expected, and our board of directors could change the terms of the tax sharing arrangement to the detriment of the PCS Group.

Federal and state income taxes incurred by us are allocated between the groups in accordance with a tax sharing arrangement. These allocations are based principally on the taxable income and tax credits contributed by each group. Allocations to or from the PCS Group are intended to reflect its actual incremental cumulative effect (positive or negative) on Sprint's consolidated federal and state taxable income and related tax liability and tax credit positions. Significant payments pursuant to the tax sharing arrangement have been made by the FON Group to the PCS Group and we expect that significant payments will continue to be made by the FON Group to the PCS Group in the near future, in light of the operating losses that the PCS Group has incurred or is expected to incur during this time. It is possible that these payments will be more or less than expected. For example, PCS Group losses or FON Group income could be less than anticipated, in which case the payments to the PCS Group would be less than expected. Sprint's board of directors could change the terms of the tax sharing arrangement in a way that would benefit one group over the other group.

Sprint's board of directors has the discretion to change the allocation of the assets and liabilities that comprise each of the FON Group and the PCS Group without the approval of Sprint's stockholders.

Sprint's board of directors, subject to the restrictions in Sprint's articles of incorporation, has the discretion to change the allocation of the assets and liabilities that comprise each of the FON Group and the PCS Group without the approval of Sprint's stockholders. It is possible that a change in the existing allocation of the assets and liabilities between the groups could adversely affect the FON Group or the PCS Group. We intend to disclose any change in this allocation in our reports filed with the SEC; however, this disclosure is not required and the timing and content of this disclosure is at our discretion. Because our stockholders would not be entitled to vote on any change in the allocations, the market prices of the FON stock and the PCS stock may not reflect a change until the change is disclosed by us.

Sprint's board of directors could change its established policies relating to the holders of FON stock to the detriment of the FON Group or could change its established policies relating to the holders of PCS stock to the detriment of the PCS Group.

Sprint's board of directors may change its tracking stock policies without the approval of Sprint's stockholders. Sprint's board of directors may also adopt additional policies depending upon the circumstances. The board of directors may adopt new policies and change existing policies in a manner consistent with its fiduciary duties after giving fair consideration to the potentially divergent interests and all other relevant interests of the holders of the separate classes of common stock, including the holders of FON stock and the holders of PCS stock. However, new policies and changes to the existing policies could have different impacts upon holders of FON stock and PCS stock and could affect one common stock negatively in relation to the other common stock.

The structure of the tracking stocks may impede an acquisition of either group.

If either group were a stand-alone entity, a person that did not wish to negotiate with our management could seek to acquire that group by means of a tender offer or proxy contest involving only the stockholders of that entity. However, because each group is a part of Sprint, acquiring either group without negotiation with our management would require a proxy contest or tender offer to gain control of Sprint as a whole and would probably require solicitations to holders of both FON stock and PCS stock. This may hinder potential acquirers of the assets of either group and thereby prevent holders of either class of common stock from achieving additional return on their investment related to such acquisitions.

Holders of either class of common stock may receive less in an acquisition of the assets of the group than they would if the group were a separate company.

If either group were a stand-alone entity and its shares were acquired by another person, certain costs, including corporate level taxes, might not be payable in connection with the acquisition. As a result, holders of FON stock might receive more consideration in an acquisition of the FON Group if the FON Group were an independent company. Similarly, holders of PCS stock might receive more consideration in an acquisition of the PCS Group if the PCS Group were an independent company. In addition, the after-tax proceeds per share that holders of either common stock would receive as a result of a disposition of the assets of the group tracked by that class of common stock might be less than the market value per share of that common stock before or after the announcement of such disposition.

Risk Factors Relating to Sprint

Failure to satisfy Sprint's substantial capital requirements could cause us to delay or abandon our expansion plans.

The PCS Group and the FON Group will continue to require substantial additional capital to continue to expand their businesses. Sprint may not be able to arrange additional financing to fund its capital requirements on terms acceptable to us. Our ability to arrange additional financing will depend on, among other factors, our financial performance, general economic conditions, and prevailing market conditions. Many of these factors are beyond Sprint's control. Either of the PCS Group's or the FON Group's financing efforts may adversely affect the other group's ability to raise additional capital. Failure to obtain suitable financing could, among other things, result in the inability of the PCS Group and/or the FON Group to continue to expand their businesses and meet competitive challenges.

Sprint's substantial leverage will reduce cash flow from operations available to fund our business, could cause a decline in our credit rating, and could limit our ability to raise additional capital.

We have substantial indebtedness. We intend to incur additional indebtedness in the future as we implement the business plans of the PCS Group and the FON Group. In connection with the execution of our business strategies, we are continually evaluating acquisition opportunities with respect to both the PCS Group and the FON Group, and we may elect to finance acquisitions by incurring additional indebtedness. We must use a portion of our future cash flow from operations to pay the principal and interest on our indebtedness, which will reduce the funds available for our operations, including capital investments and business expenses. This could hinder our ability to adjust to changing market and economic conditions. If we incur significant additional indebtedness, our credit rating could be adversely affected. As a result, our future borrowing costs would likely increase, our access to capital could be adversely affected and, depending on the severity of the downgrade, we would have to repay certain financing arrangements and provide additional security in connection with other financing arrangements.

The PCS Group has a history of operating losses and the FON Group has experienced declining revenues and net income. If the PCS Group does not achieve and maintain profitability or if the FON Group continues to experience declining operating revenues and net income, our ability to compete effectively and our credit rating will likely be adversely affected.

If the PCS Group does not achieve and maintain profitability on a timely basis, the PCS Group may be unable to make the capital expenditures necessary to implement its business plan, meet its debt service requirements, or otherwise conduct its business in an effective and competitive manner. This would require us to divert cash from other uses, which may not be possible or may detract from the growth of our other businesses. These events could limit our ability to increase revenues and net income of the PCS Group, the FON Group, and Sprint as a whole or cause these amounts to decline.

The FON Group has experienced declining operating revenues and net income for the past several quarters. In the 2001 fourth quarter, we announced plans to improve the FON Group's competitive position and reduce its costs, but we have not yet fully completed these actions. If we fail to successfully implement these plans, or if the FON Group cannot increase its revenues and net income, the FON Group may be unable to make the capital expenditures necessary to implement its business plan or otherwise conduct its business in an effective and competitive manner. This could further damage our ability to maintain or increase revenues and net income of the FON Group and of Sprint as a whole.

If the PCS Group does not achieve and maintain profitability on a timely basis or if the FON Group continues to experience declining operating revenues and net income, our credit rating will likely be adversely affected. If our credit rating is adversely affected, our future borrowing costs would likely increase, our access to capital may be adversely affected and, depending on the severity of the downgrade, we would have to repay certain financing arrangements and provide additional security in connection with other financing arrangements.

Sprint faces intense competition that may reduce its market share and harm its financial performance.

There is substantial competition in the telecommunications industry. The traditional dividing lines between long distance, local, wireless, and Internet services are increasingly becoming blurred. Through mergers and various service integration strategies, major providers, including Sprint, are striving to provide integrated solutions both within and across all geographical markets.

We expect competition to intensify as a result of the entrance of new competitors and the rapid development of new technologies, products, and services. We cannot predict which of many possible future technologies, products, or services will be important to maintain our competitive position or what expenditures will be required to develop and provide these technologies, products or services. Our ability to compete successfully will depend on marketing and on our ability to anticipate and respond to various competitive factors affecting the industry, including new services that may be introduced, changes in consumer preferences, demographic trends, economic conditions, and discount pricing strategies by competitors. To the extent we do not keep pace with technological advances or fail to timely respond to changes in competitive factors in our industry, we could lose market share or experience a decline in revenue and net income.

PCS Group. Each of the markets in which the PCS Group competes is served by other wireless service providers, including cellular, enhanced specialized mobile radio (ESMR), and PCS operators and resellers. A majority of markets have five or more CMRS providers. Each of the top 50 metropolitan markets has at least two other PCS competitors in addition to one ESMR competitor and two cellular incumbents. Many of these competitors have been operating for a number of years and currently serve a substantial subscriber base. The FCC recently decided to allow CMRS providers to own more spectrum, up to 55 MHz, in urban markets and to eliminate its rule imposing spectrum limits in January 2003. However, the FCC plans to continue to review proposed mergers and combinations involving spectrum after the spectrum limits are eliminated. Competition may continue to increase to the extent that licenses are transferred from smaller stand-alone operators to larger, better capitalized, and more experienced wireless communications operators. These larger wireless communications operators may be able to offer customers network features not offered by the PCS Group. The actions of these larger wireless communications operators could negatively affect the PCS Group's customer churn, ability to attract new customers, average revenue per user, cost to acquire customers, and operating costs per customer.

The PCS Group relies on agreements with competitors to provide automatic roaming capability to PCS Group customers in many of the areas of the United States not covered by the PCS Group's network, which primarily serves metropolitan areas. Certain competitors may be able to offer coverage in areas not served by the PCS Group's network or may be able to offer roaming rates that are lower than those offered by the PCS Group. Certain of our competitors are seeking to reduce access to their networks through actions pending with the FCC. Moreover, the engineering standard (AMPS) for the dominant air interface on which PCS customers roam is currently being considered for elimination by the FCC as part of a streamlining proceeding. If the FCC eliminates this mandatory standard and cellular operators cease to offer their AMPS networks for roaming, some PCS customers may have difficulty roaming in certain markets.

Many wireless providers, some of which have an infrastructure in place and have been operating for a number of years, have been upgrading their systems and provide expanded and digital services to compete with the PCS Group's services. Many of these wireless providers require their customers to enter into long term contracts, which may make it more difficult for the PCS Group to attract customers away from these wireless providers.

We anticipate that market prices for wireless voice services and products generally will continue to decline in the future as a result of increased competition. We also expect to face increased competition for access to distribution channels. Consequently, we may be forced to increase spending for advertising and promotions. All of this may lead to greater choices for customers, possible consumer confusion, and increased industry churn.

FON Group. The FON Group competes with AT&T, WorldCom and Qwest Communications International, as well as a host of smaller competitors, in the provision of long distance services. Companies such as Qwest Communications International have built high-capacity fiber-optic networks capable of supporting large amounts of bandwidth. Although these companies have not captured a large market share, they and others with a strategy of using Internet-based networks claim certain cost structure advantages which, among other factors, may position them well for the future. In addition, increased competition has forced lower prices for long distance services. The significant increase in capacity resulting from new networks may drive prices down further.

The Telecommunications Act of 1996 allows the RBOCs to provide long distance services in their respective regions if certain conditions are met. By year-end 2001, Verizon Communications had entered the long distance market in New York, Massachusetts, Connecticut and Pennsylvania, and SBC Communications had entered the long distance market in Texas, Kansas, Oklahoma, Arkansas and Missouri. Both have been successful in obtaining a significant market share in a short period of time. The RBOCs may secure regulatory clearance to offer long distance services in a significant number of their respective markets in the next 12 months. As the RBOCs have entered the market, they have proven to be formidable long distance competitors. In addition, long distance services provided by wireless service providers are expected to continue to adversely affect the global markets division.

Because our local division operates largely in rural markets, competition in the local division's markets is occurring more gradually. In urban areas, however, there is already substantial competition for business customers, with varying levels of competition in third tier and rural markets. Cable modems provide increasing competition for second line and data services for residential customers, and wireless services will continue to grow as an alternative to wireline services. These competitive inroads, combined with the current economic downturn, have resulted in some decline in access lines served by the local division and in its switched access minutes. Certain mergers or other combinations involving our competitors may increase competition.

Demand for some of Sprint's communications products and services has been adversely affected by a downturn in the United States economy as well as changes in the global economy.

Demand for some of Sprint's communications products and services has been adversely affected by a downturn in the United States economy as well as changes in the global economy. A number of the FON Group's wholesale customers have struggled financially and some have filed for bankruptcy. As a result, we have experienced lower than expected revenues for our wholesale business in recent quarters.

Likewise, a number of our suppliers have recently experienced financial challenges. If they cannot meet their commitments, we would have to use different vendors and this could result in delays, interruptions, or additional expenses associated with the upgrade and expansion of our networks and the offering of our products and services.

If current general economic conditions continue or worsen, the revenues, cash flow, and operating results of the PCS Group, the FON Group, and our company as a whole could be adversely affected.

Any failure by the PCS Group to continue the buildout of its network and meet capacity requirements of its customer growth will likely impair its financial performance and adversely affect Sprint's results of operations.

The PCS Group has additional network buildout and substantial capacity additions to complete. As the PCS Group continues the buildout and expansion of its PCS network, it must:

- obtain rights to a large number of cell sites,
- obtain zoning variances or other approvals or permits for network construction and expansion, and
- build and maintain additional network capacity to satisfy customer growth.

Network buildout and expansion may not occur as scheduled or at the cost that the PCS Group has estimated. The FCC requires certain levels of construction or "buildout" for licensees to retain their PCS licenses. Moreover, delays or failure to add network capacity, or increased costs of adding capacity, could limit our ability to increase the revenues of, or cause a deterioration in the operating margin of, the PCS Group or Sprint as a whole.

The PCS Group expects to continue to supplement its own network buildout through affiliation arrangements with other companies. Under these arrangements, these companies offer PCS services under the Sprint PCS brand name and complete network buildout at their own expense. In most cases, the PCS Group pays these companies a fee based on collected revenues for operating the network on its behalf. These affiliated PCS networks are in various stages of buildout. These companies may not be able to add capacity and operate in a manner that is beneficial to the PCS Group.

Significant changes in the wireless industry could cause a decline in demand for the PCS Group's services.

The wireless telecommunications industry is experiencing significant technological change, including improvements in the capacity and quality of digital technology such as the move to 3G wireless technology. This causes uncertainty about future customer demand for the PCS Group's services and the prices that we will be able to charge for these services. For example, the demands for wireless data services provided by the PCS Group may be affected by the proliferation of wireless local area networks using new technologies or the enactment of new laws or regulations restricting use of wireless handsets. The rapid change in technology may lead to the development of wireless telecommunications services or alternative services that consumers prefer over PCS. There is also uncertainty as to the extent to which airtime charges and monthly recurring charges may continue to decline. As a result, the future prospects of the wireless industry and the PCS Group and the success of PCS and other competitive services remain uncertain.

A high rate of customer churn would likely impair the PCS Group's financial performance.

A key element in the economic success of wireless carriers is the rate of customer churn. Customer churn for the PCS Group for the year 2001 was lower than it was for the year 2000. However, customer churn in the fourth quarter of 2001 was higher than the third quarter of 2001. Current strategies to reduce customer churn may not be successful. A high rate of customer churn would impair our ability to increase the revenues of, or cause a deterioration in the operating margin of, the PCS Group or Sprint as a whole.

Government regulation could adversely affect the prospects and results of operations of the PCS Group and the FON Group.

PCS Group. The licensing, construction, operation, sale, and interconnection arrangements of wireless telecommunications systems are regulated by the FCC and, depending on the jurisdiction, state and local regulatory agencies. The Communications Act of 1934 preempts state and local regulation of market entry by, and the rates charged by, CMRS providers. States may, however, regulate such things as billing practices and consumer-related issues. The FCC, together with the FAA, also regulates tower marking and lighting. In addition, tower construction is affected by federal statutes addressing environmental protection and historic preservation. The FCC, the FAA, or other governmental authorities having jurisdiction over the PCS Group's business could adopt regulations or take other actions that would adversely affect the business prospects or results of operations of the PCS Group.

FCC licenses to provide PCS services are subject to renewal and revocation. The PCS Group's metropolitan trading area licenses will expire in 2005, and its basic trading area licenses will expire in 2007. Metropolitan trading areas and basic trading areas are areas defined by the FCC for the purpose of issuing licenses for PCS. Several basic trading areas make up each metropolitan trading area. The licenses may be renewed by the FCC for additional ten year terms, but there is no guarantee that the PCS Group's licenses will be renewed. FCC rules require all PCS licensees to meet certain buildout requirements to retain their licenses. The PCS Group may not continue to obtain the requisite coverage. Failure to comply with FCC requirements in a given license area could result in revocation of the PCS Group's PCS license for that license area or the imposition of fines.

Failure by various regulatory bodies to make telephone numbers available in a timely fashion could result in the PCS Group not having enough local numbers to assign to new subscribers in certain markets. The FCC has adopted rules to promote the efficient use of numbering resources, including restrictions on the assignment of telephone numbers to carriers, including wireless carriers. The FCC has delegated to states the authority to assign, administer, and conserve telephone numbers. The FCC recently lifted its prohibition on area codes designated only for customers using a specific technology, such as an area code for only those using wireless technology, and will now consider proposals submitted by state commissions seeking to implement this change. Depending on the rules adopted by the states, the supply of available numbers could be adversely restricted. As a result, the PCS Group:

- may be required to assign subscribers non-local telephone numbers, which may be a disincentive for potential customers to subscribe to PCS service,
- may incur significant costs to either acquire new numbers or reassign subscribers to new numbers, and
- may be unable to enroll new subscribers at projected rates.

FON Group. FCC licenses to provide MMDS are subject to renewal and revocation. The FCC auctioned certain MMDS licenses—those licensed on a basic trading area geographic basis—in 1996 for a term of ten years. Those licenses will expire in 2006. The licenses may be renewed by the FCC for additional ten year terms, but there is no guarantee that Sprint's MMDS licenses will be renewed. The FCC rules require all licensees of auctioned MMDS spectrum to meet certain buildout requirements in order to retain their licenses of this spectrum. These licensees are required to construct stations to provide signals capable of reaching at least two-thirds of the population of the applicable service area by August 16, 2003 or five years from the deadline specified on a conditional license, whichever is later. Although the FON Group believes it has met these requirements in a number of its MMDS markets, it has not received confirmation from the FCC. Failure to comply with FCC requirements in a given market could result in the loss of the MMDS license for that part of the service area in which the buildout requirements are not met or the imposition of fines.

Failure to complete development and rollout of new technology could affect Sprint's ability to compete in the industry.

We are currently in the process of developing and rolling out various new technologies intended to help us compete in the industry. We have entered into several major contracts with vendors and undertaken other initiatives for the provision of 3G technology to be included in our PCS network, and we are negotiating other major contracts. Successful implementation of this upgrade depends on the success of the contract negotiations and the vendors meeting their obligations in a timely manner. We may not successfully complete the development and rollout of 3G technology or any other new technology in a timely manner, and 3G technology or any other new technology may not be widely accepted by customers. In either case, we may not be able to compete effectively in the industry.

Item 2. Properties

Sprint's gross property, plant and equipment totaled $48.7 billion at year-end 2001. Of this amount $17.7 billion relates to the FON Group's local communications services, $14.4 billion relates to the FON Group's global markets communications services, $14.6 billion relates to the PCS Group's services and the remainder relates to the FON Group's product distribution and directory publishing businesses' properties and general support assets.

The FON Group's gross property, plant and equipment totaled $34.1 billion at year-end 2001. These properties mainly consist of land, buildings, digital fiber-optic network, switching equipment, microwave radio and cable and wire facilities. Sprint leases certain switching equipment and several general office facilities. The long distance operation has been granted easements, rights-of-way and rights-of-occupancy, mainly by railroads and other private landowners, for its fiber-optic network. See Note 15 of the Notes to Consolidated Financial Statements.

The product distribution and directory publishing businesses' properties mainly consist of office and warehouse facilities to support the business units in the distribution of telecommunications products and publication of telephone directories.

The PCS Group's properties consist of leased and owned office space for its corporate operations, network monitoring personnel, customer care centers and retail stores, and PCS network assets including base transceiver stations, switching equipment and towers. The PCS Group leases space for base station towers and switch sites for its PCS network. At year-end 2001, the PCS Group had under lease (or options to lease) approximately 21,000 cell sites.

Sprint owns its corporate headquarters building and is in the process of building a corporate campus in the greater Kansas City metropolitan area.

Gross property, plant and equipment totaling $15.5 billion is either pledged as security for first mortgage bonds and certain notes or is restricted for use as mortgaged property.

Item 3. Legal Proceedings

In December 2000, Amalgamated Bank, an institutional shareholder, filed a derivative action purportedly on behalf of Sprint against certain of its current and former officers and directors in the Jackson County, Missouri, Circuit Court. The complaint alleges that the individual defendants breached their fiduciary duties to Sprint and were unjustly enriched by making undisclosed amendments to Sprint's stock option plans, by failing to disclose certain information concerning regulatory approval of the proposed merger of Sprint and WorldCom, and by overstating Sprint's earnings for the first quarter of 2000. The plaintiff seeks damages, to be paid to Sprint, in an unspecified amount. Two additional, substantially identical, derivative actions by other shareholders of Sprint have been filed.

The PCS Group has been involved in legal proceedings in various states concerning the suspension of the processing or approval of permits for wireless telecommunications towers, the denial of applications for permits and other issues arising in connection with tower siting. There can be no assurance that such litigation and similar actions taken by others seeking to block the construction of individual cell sites of the PCS Group's network will not, in the aggregate, significantly delay further expansion of the PCS Group's network coverage.

Sprint is involved in various other legal proceedings incidental to the conduct of its business.

While it is not possible to determine the ultimate disposition of each of these proceedings, Sprint believes that the outcome of such proceedings, individually or in the aggregate, will not have a material adverse effect on Sprint's, the FON Group's or the PCS Group's financial conditions or results of operations. For additional information see Note 15 of the Notes to Consolidated Financial Statements.

Item 4. Submission of Matters to a Vote of Security Holders

No matter was submitted to a vote of security holders during the fourth quarter of 2001.

Item 10(b). Executive Officers of the Registrant

Office	Name	Age
Chairman and Chief Executive Officer	William T. Esrey[1]	62
President and Chief Operating Officer	Ronald T. LeMay[2]	56
President—Local Telecommunications Division	Michael B. Fuller[3]	57
President—Global Markets Division	Len J. Lauer[4]	44
President—Sprint PCS	Charles E. Levine[5]	48
Executive Vice President—General Counsel and External Affairs	J. Richard Devlin[6]	51
Executive Vice President—Chief Financial Officer	Arthur B. Krause[7]	60
Senior Vice President and Treasurer	Gene M. Betts[8]	49
Senior Vice President—Public Relations and Brand Management	Forrest E. Mattix[9]	48
Senior Vice President and Controller	John P. Meyer[10]	51
Senior Vice President—Strategic Planning and Corporate Development	Liane J. Pelletier[11]	44
Senior Vice President—Human Resources	I. Benjamin Watson[12]	53

(1) *Mr. Esrey was elected Chairman in 1990. He was elected Chief Executive Officer and a member of the Board of Directors in 1985.*

(2) *Mr. LeMay was first elected President and Chief Operating Officer in 1996. From July 1997 to October 1997, he served as Chairman and Chief Executive Officer of Waste Management, Inc., a provider of comprehensive waste management services. He was re-elected President and Chief Operating Officer of Sprint effective October 1997. Mr. LeMay served on Sprint's Board of Directors from 1993 until he went to work for Waste Management, Inc. He was re-elected to Sprint's Board of Directors in December 1997.*

(3) *Mr. Fuller was elected President—Local Telecommunications Division in 1996.*

(4) *Mr. Lauer became President—Global Markets Division in September 2000. He had been elected President—Sprint Business in June 2000. Mr. Lauer served as President—Consumer Services Group of Sprint/United Management Company from 1999 to 2000. He joined Sprint in 1998 as Senior Vice President—Quality, Development and Public Relations. From 1995 to 1998, he had been President and Chief Executive Officer of Bell Atlantic—New Jersey, a telecommunications company.*

(5) *Mr. Levine was elected President—Sprint PCS in February 2001. He had served as Chief Operating Officer—PCS since October 2000. He had served as Chief Sales and Marketing Officer of Sprint Spectrum Holding Company since 1998. Mr. Levine joined Sprint Spectrum Holding Company in 1997 as Chief Marketing Officer. Before joining Sprint Spectrum Holding Company, he was President of Octel Link, a voice mail equipment and services provider, and Senior Vice President of Octel Services from 1994 to 1996.*

(6) *Mr. Devlin was elected Executive Vice President—General Counsel and External Affairs in 1989.*

(7) *Mr. Krause was elected Executive Vice President—Chief Financial Officer in 1988.*

(8) *Mr. Betts was elected Senior Vice President in 1990. He was elected Treasurer in 1998.*

(9) *Mr. Mattix was elected Senior Vice President—Public Relations and Brand Management in August 2000. He had served as Chief Public Relations Officer of Sprint Spectrum Holding Company since 1996.*

(10) *Mr. Meyer was elected Senior Vice President—Controller in 1993.*

(11) *Ms. Pelletier was elected Senior Vice President—Strategic Planning and Corporate Development in August 2000. She had served as Vice President—Corporate Strategy of Sprint/United Management Company since 1995.*

(12) *Mr. Watson was elected Senior Vice President—Human Resources in 1993.*

There are no known family relationships between any of the persons named above or between any of these persons and any outside directors of Sprint. Officers are elected annually.

Part II

Item 5. Market for Registrant's Common Equity and Related Stockholder Matters

Common Stock Data

	2001 Market Price		
	High	Low	End of Period
FON Stock, Series 1			
First quarter	$29.31	$20.34	$21.99
Second quarter	23.87	19.06	21.36
Third quarter	24.60	19.50	24.01
Fourth quarter	24.39	18.50	20.08
PCS Stock, Series 1			
First quarter	33.25	15.72	19.00
Second quarter	27.50	16.43	24.15
Third quarter	27.10	22.25	26.29
Fourth quarter	29.05	21.50	24.41

	2000 Market Price		
	High	Low	End of Period
FON Stock, Series 1			
First quarter	$67.81	$55.13	$63.00
Second quarter	67.00	50.98	51.50
Third quarter	54.81	24.31	29.31
Fourth quarter	29.56	19.63	20.31
PCS Stock, Series 1(1)			
First quarter	66.94	42.56	65.50
Second quarter	66.00	44.06	59.50
Third quarter	65.88	27.81	35.13
Fourth quarter	39.19	19.38	20.44

(1) *In the 2000 first quarter, Sprint effected a two-for-one stock split of its Sprint PCS common stock. Market prices before the split have been restated.*

As of February 22, 2002, Sprint had approximately 67,800 FON stock, series 1 record holders, 60,600 PCS stock, series 1 record holders, four PCS stock, series 2 record holders, one PCS stock, series 3 record holder, and one Class A common stock record holder. The principal trading market for Sprint's FON stock, Series 1 and PCS stock, Series 1 is the New York Stock Exchange. The PCS stock, Series 2 and 3 and the Class A common stock are not publicly traded. Sprint paid a FON stock dividend of $0.125 per share in each of the quarters of 2001 and 2000. Sprint paid Class A common stock dividends of $0.125 per share in the first quarter of 2001 and in each of the quarters of 2000. Sprint does not intend to pay dividends on the PCS stock in the foreseeable future.

On November 2, 2001, Sprint Capital Corporation, Sprint's finance subsidiary, sold $1.75 billion of its 6% notes due 2007, unconditionally guaranteed by Sprint, that were not registered under the Securities Act of 1933. The sale of the notes by Sprint Capital Corporation was exempt from registration under the Securities Act in reliance on the exemption provided by Section 4(2) of the Securities Act because the notes were sold in transactions not involving a public offering. The aggregate offering price was $1.74 billion and the aggregate discount was $6 million. Banc of America Securities LLC and Lehman Brothers Inc. acted as joint book running managers for the offering. The other investment banking firms that purchased the notes were Banc One Capital Markets, Inc., BNP Paribas Securities Corp., Deutsche Banc Alex. Brown, and The Williams Capital Group, L.P. These institutions then sold the notes to "qualified institutional buyers" as defined in rule 144A under the Securities Act, in reliance on rule 144A, and to persons in offshore transactions in reliance on Regulation S under the Securities Act.

As a condition to the sale of the notes, Sprint Capital Corporation agreed to conduct an exchange offer. Sprint Capital Corporation registered substantially identical 6% notes due 2007 with the SEC on a Form S-4 Registration Statement (No. 333-75578). The exchange offer terminated on February 21, 2002.

Item 6. Selected Financial Data

Consolidated Selected Financial Data

	2001	2000	1999	1998[1]	1997[1]
	(millions, except per share data)				
Results of Operations					
Net operating revenues	$26,071	$23,613	$20,265	$17,144	$14,947
Operating income (loss)[3]	(662)	505	(307)	190	2,451
Income (Loss) from continuing operations[3],[4]	(1,402)	(576)	(745)	585	1,094
Earnings per Share and Dividends					
Earnings per Sprint common share from continuing operations:[2],[3],[4]					
Diluted	$ NA	$ NA	$ NA	$ 2.19	$ 2.51
Basic	NA	NA	NA	2.23	2.54
Dividends per Sprint common share	NA	NA	NA	0.75	1.00
Earnings (Loss) per Share and Dividends					
Earnings (Loss) per common share from continuing operations:[2],[3],[4],[5],[6]					
Sprint FON Group (diluted)	$ (0.16)	$ 1.45	$ 1.97	$ 0.18	$ NA
Sprint FON Group (basic)	(0.16)	1.47	2.01	0.18	NA
Sprint PCS Group (diluted and basic)	(1.27)	(1.95)	(2.71)	(0.63)	NA
Dividends per FON common share	0.50	0.50	0.50	0.125	NA
Financial Position					
Total assets	$45,793	$43,068	$39,721	$33,257	$18,274
Property, plant and equipment, net	28,977	25,316	21,969	18,983	11,494
Total debt (including long-term borrowings, equity unit notes and redeemable preferred stock)	22,883	18,975	17,028	12,445	3,891
Shareholders' equity	12,616	13,716	13,313	12,202	9,025
Cash Flow Data					
Net cash from operating activities—continuing operations	$ 4,691	$ 4,297	$ 1,939	$ 4,199	$ 3,372
Capital expenditures	9,046	7,152	6,114	4,231	2,863

Certain prior-year amounts have been reclassified to conform to the current-year presentation. These reclassifications had no effect on the results of operations or shareholders' equity as previously reported.

See footnotes following Consolidating Selected Financial Data.

NA = Not applicable

Item 6. Selected Financial Data (continued)

Consolidating Selected Financial Data

	2001	2000	1999	1998[1]	1997[1]
			(millions)		
Results of Operations					
Net operating revenues					
Sprint FON Group	$16,924	$17,688	$17,160	$15,958	$14,947
Sprint PCS Group	9,725	6,341	3,373	1,294	—
Eliminations	(578)	(416)	(268)	(108)	—
Consolidated	$26,071	$23,613	$20,265	$17,144	$14,947
Operating income (loss)[3]					
Sprint FON Group	$ (15)	$ 2,433	$ 2,930	$ 2,760	$ 2,470
Sprint PCS Group	(647)	(1,928)	(3,237)	(2,570)	(19)
Consolidated	$ (662)	$ 505	$ (307)	$ 190	$ 2,451
Income (Loss) from continuing operations[3],[4]					
Sprint FON Group	$ (146)	$ 1,292	$ 1,736	$ 1,675	$ 1,513
Sprint PCS Group	(1,249)	(1,868)	(2,481)	(1,090)	(419)
Eliminations	(7)	—	—	—	—
Consolidated	$ (1,402)	$ (576)	$ (745)	$ 585	$ 1,094
Financial Position					
Total assets					
Sprint FON Group	$24,164	$24,089	$22,247	$18,975	$16,581
Sprint PCS Group	22,190	19,763	17,924	15,165	1,703
Eliminations	(561)	(784)	(450)	(883)	(10)
Consolidated	$45,793	$43,068	$39,721	$33,257	$18,274
Property, plant and equipment, net					
Sprint FON Group	$17,508	$15,833	$14,002	$12,464	$11,307
Sprint PCS Group	11,516	9,522	7,996	6,535	187
Eliminations	(47)	(39)	(29)	(16)	—
Consolidated	$28,977	$25,316	$21,969	$18,983	$11,494
Total debt (including long-term borrowings, equity unit notes and redeemable preferred stock)					
Sprint FON Group	$ 5,324	$ 4,518	$ 5,443	$ 4,452	$ 3,891
Sprint PCS Group	17,839	14,906	12,015	8,721	—
Eliminations	(280)	(449)	(430)	(728)	—
Consolidated	$22,883	$18,975	$17,028	$12,445	$ 3,891
Shareholders' equity					
Sprint FON Group	$11,704	$12,343	$10,514	$ 9,024	$ 7,639
Sprint PCS Group	912	1,366	2,794	3,229	1,386
Eliminations	—	7	5	(51)	—
Consolidated	$12,616	$13,716	$13,313	$12,202	$ 9,025
Cash Flow Data					
Net cash from operating activities—continuing operations					
Sprint FON Group	$ 4,585	$ 4,305	$ 3,700	$ 3,915	$ 2,899
Sprint PCS Group	106	(8)	(1,692)	(159)	38
Eliminations	—	—	(69)	443	435
Consolidated	$ 4,691	$ 4,297	$ 1,939	$ 4,199	$ 3,372
Capital expenditures					
Sprint FON Group	$ 5,295	$ 4,105	$ 3,534	$ 3,159	$ 2,709
Sprint PCS Group	3,751	3,047	2,580	1,072	154
Consolidated	$ 9,046	$ 7,152	$ 6,114	$ 4,231	$ 2,863

Certain prior-year amounts have been reclassified to conform to the current-year presentation. These reclassifications had no effect on the results of operations or shareholders' equity as previously reported.

See footnotes following Consolidating Selected Financial Data.

(1) Sprint's 1998 results of operations include Sprint PCS' operating results on a consolidated basis for the entire year. The Cable Partners' share of losses through the PCS Restructuring date has been reflected as "Other partners' loss in Sprint PCS" in the results of operations. Before 1998, Sprint's investment in Sprint PCS was accounted for using the equity method. Sprint PCS' financial position at year-end 1998 has also been reflected on a consolidated basis. Cash flow data reflects Sprint PCS' cash flows only after the PCS Restructuring date. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—General" for more information relating to the November 1998 PCS Restructuring.

(2) As discussed in Note 1 of Notes to Consolidated Financial Statements, the Recapitalization occurred in November 1998. As a result, earnings per share for Sprint common stock reflects earnings through the Recapitalization date, while earnings (loss) per share for FON common stock and PCS common stock reflects results from that date to year-end 1998.

(3) In 2001, Sprint recorded a restructuring and asset impairment charge of $1,814 million representing the termination of Sprint ION, as well as additional steps to reduce overall operating costs. The charge to the FON Group was $1,804 million. The charge to the PCS Group was $10 million. In 2001, the FON Group also recorded a charge for litigation of $24 million for the global markets division. These charges reduced Sprint's operating income by $1,838 million to an operating loss and increased the loss from continuing operations by $1,151 million. In 2000, the FON Group recorded a $238 million asset impairment representing the write-down of the Global Markets Division's Paranet operations, and a $163 million one-time charge for costs associated with the proposed WorldCom merger, which was terminated. The PCS Group recorded costs associated with the terminated WorldCom merger of $24 million. These charges reduced Sprint's operating income by $425 million and increased the loss from continuing operations by $273 million. In 1998, the PCS Group recorded a one-time charge to write off $179 million of acquired in-process research and development costs related to the PCS Restructuring. This charge reduced operating income and income from continuing operations by $179 million. The FON Group recorded a one-time charge of $20 million in 1997 related to litigation within the global markets division. This charge reduced income from continuing operations by $13 million.

(4) In 2001, the FON Group recorded in Other expense, net, one-time charges of $62 million which increased the loss from continuing operations by $90 million. These amounts included a write-down of an equity investment of $157 million which increased the loss from continuing operations by the same amount, and a loss on the sale of an investment of $25 million which increased the loss from continuing operations by $8 million. Additionally, Sprint modified certain retirement plan benefits resulting in a curtailment gain of $120 million which reduced the loss from continuing operations by $75 million. Also in 2001, the FON Group recorded net gains on investment activities of $14 million which reduced the loss from continuing operations by $9 million. In 2000, the FON Group recorded one-time charges of $122 million related to write-downs of certain equity investments. These charges increased the loss from continuing operations by $109 million. Also in 2000, the FON Group recorded net one-time gains of $71 million from the sale of an independent directory publishing operation and from investment activities, which reduced the loss from continuing operations by $44 million. In 2000, the PCS Group recorded a net one-time gain of $28 million from the sale of customers and network infrastructure to a PCS third party affiliate. This gain reduced the loss from continuing operations by $18 million. In 1999, the FON Group recorded net one-time gains of $54 million from investment activities which reduced the loss from continuing operations by $35 million. In 1998, the FON Group recorded net one-time gains of $104 million mainly from the sale of local exchanges. This increased income from continuing operations by $62 million. In 1997, the FON Group recorded one-time gains of $71 million mainly from sales of local exchanges and certain investments. These gains increased income from continuing operations by $44 million.

(5) In the 2000 first quarter, Sprint effected a two-for-one stock split of Sprint's PCS common stock. In the 1999 second quarter, Sprint effected a two-for-one stock split of its Sprint FON common stock. As a result, diluted and basic earnings per common share and dividends for Sprint FON common stock and diluted and basic loss per common share for Sprint PCS common stock have been restated for periods before these stock splits.

(6) As the effects of including the incremental shares associated with options and Employees Stock Purchase Plan shares are antidilutive, both basic loss per share and diluted loss per share reflect the same calculation for the PCS Group for all periods presented and for the year ended December 31, 2001 for the FON Group.

Forward-looking Information

Sprint includes certain estimates, projections and other forward-looking statements in its reports, in presentations to analysts and others, and in other publicly available material. Future performance cannot be ensured. Actual results may differ materially from those in the forward-looking statements. Some factors that could cause actual results to differ include:

- the effects of vigorous competition in the markets in which Sprint operates;
- the costs and business risks associated with providing new services and entering new markets necessary to provide nationwide or global services;
- the ability of the PCS Group to continue to grow a significant market presence;
- the effects of mergers and consolidations within the telecommunications industry;
- the uncertainties related to Sprint's strategic investments;
- the impact of any unusual items resulting from ongoing evaluations of Sprint's business strategies;
- the impact of new technologies on Sprint's business;
- unexpected results of litigation filed against Sprint;
- the possibility of one or more of the markets in which Sprint competes being impacted by changes in political, economic or other factors such as monetary policy, legal and regulatory changes including the impact of the Telecommunications Act of 1996 (Telecom Act), or other external factors over which Sprint has no control; and
- other risks referenced from time to time in Sprint's filings with the Securities and Exchange Commission (SEC).

The words "estimate," "project," "intend," "expect," "believe" and similar expressions are intended to identify forward-looking statements. Forward-looking statements are found throughout Management's Discussion and Analysis. The reader should not place undue reliance on forward-looking statements, which speak only as of the date of this report. Sprint is not obligated to publicly release any revisions to forward-looking statements to reflect events after the date of this report or unforeseen events.

General

Sprint is a global communications company and a leader in integrating long-distance, local service, and wireless communications. Sprint is also one of the largest carriers of Internet traffic using its tier one Internet protocol network, which provides connectivity to any point on the Internet either through its own network or via direct connections with other backbone providers. Sprint is the nation's third-largest provider of long distance services and operates nationwide, all-digital long distance and tier one Internet protocol networks using fiber-optic and electronic technology. In addition, the local division currently serves approximately 8.2 million access lines in 18 states. Sprint also operates a 100% digital PCS, wireless network in the United States with licenses to provide service nationwide using a single frequency band and a single technology. Sprint owns PCS licenses to provide service to the entire United States population, including Puerto Rico and the U.S. Virgin Islands.

In November 1998, Sprint's shareholders approved the allocation of all of Sprint's assets and liabilities into two groups, the FON Group and the PCS Group, as well as the creation of the FON stock and the PCS stock. In addition, Sprint purchased the remaining ownership interests in Sprint Spectrum Holding Company, L.P. and PhillieCo, L.P. (together, Sprint PCS), other than a minority interest in Cox Communications PCS, L.P. (Cox PCS). Sprint acquired these ownership interests from Tele-Communications, Inc., Comcast Corporation and Cox Communications, Inc. (the Cable Partners). In exchange, Sprint issued the Cable Partners special low-vote PCS shares and warrants to acquire additional PCS shares. Sprint also issued the Cable Partners shares of a new class of preferred stock convertible into PCS shares. The purchase of the Cable Partners' interests is referred to as the PCS Restructuring. In the 1999 second quarter, Cox Communications, Inc. exercised a put option requiring Sprint to purchase the remaining 40.8% interest in Cox PCS. Sprint issued additional low vote PCS shares in exchange for this interest.

Also in November 1998, Sprint reclassified each of its publicly traded common shares into one share of FON stock and 1/2 share of PCS stock. This recapitalization was tax-free to shareholders. In addition, the Class A common shares owned by FT and DT were reclassified into shares representing both FON stock and PCS stock. These transactions are referred to as the Recapitalization.

In connection with the PCS Restructuring, FT and DT purchased 5.1 million additional PCS shares (pre-split basis).

At the end of 2001, FT no longer held FON shares, and DT no longer held either FON or PCS shares.

Operating Segments

Sprint's business is divided into four lines of business: the global markets division, the local division, the product distribution and directory publishing businesses and the PCS wireless telephony products and services business. The FON Group includes the global markets division, the local division and the product distribution and directory publishing businesses. The PCS Group includes the PCS wireless telephony products and services business. The FON common stock is intended to reflect the financial results and economic value of the global markets division, the local division and the product distribution and directory publishing businesses. The PCS common stock is intended to reflect the financial results and economic value of the PCS wireless telephony products and services business.

Board Discretion Regarding Tracking Stocks

FON common stock and PCS common stock are intended to reflect the financial results and economic value of the FON and PCS Groups. However, they are classes of common stock of Sprint, not of the group they are intended to track. Accordingly, FON and PCS shareholders are subject to the risks related to an equity investment in Sprint and all of Sprint's businesses, assets and liabilities. Shares of FON common stock and PCS common stock do not represent a direct legal interest in the assets and liabilities allocated to either group, as Sprint owns all of the assets and liabilities of both of the groups.

Sprint's Board has the discretion to, among other things, make operating and financial decisions that could favor one group over the other and, subject to the restrictions in Sprint's articles of incorporation, to change the allocation of the assets and liabilities that comprise each of the FON Group and the PCS Group without stockholder approval. Under the applicable corporate law, Sprint's Board owes its fiduciary duties to all of Sprint's shareholders and there is no board of directors that owes separate duties to the holders of either the FON common stock or the PCS common stock. The Tracking Stock Policies provide that the Board, in resolving material matters in which the holders of FON common stock and PCS common stock have potentially divergent interests, will act in the best interests of Sprint and all of its common shareholders after giving fair consideration to the potentially divergent interests of the holders of the separate classes of Sprint common stock. These policies may be changed by the Board without shareholder approval. Given the Board's discretion in *these matters*, it may be difficult to assess the future prospects of each group based on past performance.

Critical Accounting Policies

The fundamental objective of financial reporting is to provide useful information that allows a reader to comprehend the business activities of Sprint. To aid in that understanding, management has identified Sprint's "critical accounting policies". These policies have the potential to have a more significant impact on Sprint's financial statements, either because of the significance of the financial statement item to which they relate, or because they require judgment and estimation due to the uncertainty involved in measuring, at a specific point in time, events which are continuous in nature.

- Allocation Policies between Tracking Stocks—As discussed previously, the FON common stock is intended to reflect the financial results and economic value of the FON Group and the PCS common stock is intended to reflect the financial results and economic value of the PCS Group. The FON common stock and the PCS common stock are both classes of common stock of Sprint, and together, the groups reflect 100% of Sprint's business activities.
- Allocation policies regarding shared activities are critical to the understanding of Sprint's business, as well as the business and results of the FON Group and the PCS Group. The allocation of assets, financial resources and certain costs requires judgment by management and the allocation methods used are subject to the discretion of the Board of Directors in its fulfillment of its fiduciary duties to all of Sprint's shareholders. These policies are discussed in Part 1, Item 1. Business, *Risk Factors Relating to Tracking Stocks*, in Part II, Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations (MD&A), Nonoperating Items, *Allocation of Group Financing*, as well as in Note 1 of the Notes to Consolidated Financial Statements.
- Revenue Recognition Policies—As discussed in Note 1 of the Notes to Consolidated Financial Statements, Sprint recognizes operating revenues as services are rendered or as products are delivered to customers. In connection with recording revenue, estimates and assumptions are required in determining the expected conversion of the revenue streams to cash collected. The reserve estimation process requires that management make assumptions based on historical results, future expectations, the economic and competitive environment, changes in the credit worthiness of our customers, and other relevant factors. A more detailed discussion of the policies by which Sprint recognizes

reserves and adjustments to revenue streams and related reserves and provisions for uncollectible customer accounts is included in our discussion of Segmental Results of Operations within MD&A.

- Employee Benefit Plan Assumptions—Retirement Benefits are a significant cost of doing business and yet represent obligations that will be settled far in the future. Retirement benefit accounting is intended to reflect the recognition of future benefit costs over the employee's approximate service period based on the terms of the plans and the investment and funding decisions made by a company. The accounting requires that management make assumptions regarding such variables as the return on assets, the discount rate, and future health care costs. Changes in these key assumptions can have a significant impact on the projected benefit obligations, funding requirements and periodic benefit cost incurred by the company. Sprint's policies and key assumptions are included in our discussion of Other Income (Expense), Net within MD&A, as well as in Note 8 of the Notes to Consolidated Financial Statements.
- Long-lived Asset Recovery—Long-lived assets, consisting primarily of property, plant and equipment and intangibles, comprise a significant portion of Sprint's total assets. Changes in technology or changes in Sprint's intended use of these assets may cause the estimated period of use or the value of these assets to change. Sprint performs annual internal studies to confirm the appropriateness of estimated economic useful lives for each category of current property, plant and equipment. Additionally, long-lived assets, including goodwill and intangibles, are reviewed for impairment whenever events or changes in circumstances have indicated that their carrying amounts may not be recoverable. Estimates and assumptions used in both setting depreciable lives and testing for recoverability require both judgment and estimation. Sprint's policies regarding accounting for these assets and assessing their recoverability are included in our Discussion of Segmental Results of Operations within MD&A, as well as in Notes 1 and 18 of the Notes to Consolidated Financial Statements.

General Overview of the Sprint FON Group

Global Markets Division

The global markets division provides a broad suite of communications services targeted to domestic business and residential customers, multinational corporations and other communications companies. These services include domestic and international voice; data communications using various protocols such as Internet protocol (IP) and frame relay (a data service that transfers packets of data over Sprint's network), and managed network services. In addition, the global markets division is expanding its ability to provide web and applications hosting, consulting services, and colocation services. Through this division Sprint also provides broadband services and digital subscriber line (DSL) services, which enable high-speed transmission of data over existing copper telephone lines.

The global markets division also includes the operating results of the cable TV service operations of the broadband fixed wireless companies after their 1999 acquisition dates. During 2000, Sprint converted several markets served by Multipoint Multichannel Distribution Services (MMDS) capabilities from cable TV services to high-speed data services. MMDS is a fixed wireless network that can be built either using a system of interconnected smaller cells or as a single tower that distributes signals through microwave from a single transmission point to multiple receiving points. The global markets division's operating results reflect the development costs and the operating revenues and expenses of these broadband fixed wireless services. In the 2001 fourth quarter Sprint announced it would halt further deployment of MMDS services using current direct sight access technology. Current customers will continue to receive service and Sprint will wait for development of second generation technology. Sprint will also pursue alternative strategies for the spectrum leases and licenses.

The global markets division also reflects the costs of establishing international IP operations beginning in 2000.

This division also includes the FON Group's investments in EarthLink, Inc., an Internet service provider; Call-Net, a long distance provider in Canada; Intelig Telecommunicacoes Ltda. (Intelig), a long distance provider in Brazil; and certain other telecommunications investments and ventures.

Local Division

The local division (LTD) consists mainly of regulated local phone companies serving approximately 8.2 million access lines in 18 states. LTD provides local voice and data services, including DSL, for customers within its franchise territories, access by phone customers and other carriers to LTD's local network, consumer long distance services to customers within its franchise territories, sales of telecommunications equipment, and other long distance services within certain regional calling areas, or LATAs.

Product Distribution and Directory Publishing Businesses

The product distribution business provides wholesale distribution services of telecommunications products. The directory publishing business publishes and markets white and yellow page phone directories.

General Overview of the Sprint PCS Group

The PCS Group includes Sprint's wireless PCS operations. It operates a 100% digital PCS wireless network in the United States with licenses to provide service nationwide using a single frequency and a single technology. At year-end 2001, the PCS Group, together with third party affiliates, operated PCS systems in over 300 metropolitan markets, including the 50 largest U.S. metropolitan areas. The PCS Group has licenses to serve the entire U.S. population including Puerto Rico and the U.S. Virgin Islands. The PCS Group's service, including third party affiliates, now reaches over 247 million people. The PCS Group provides nationwide service through:

- operating its own digital network in major U.S. metropolitan areas,
- affiliating with other companies, mainly in and around smaller U.S. metropolitan areas,
- roaming on other providers' analog cellular networks using multi-mode handsets, and
- roaming on other providers' digital networks that use code division multiple access (CDMA).

The PCS Group also provides wholesale PCS services to companies that resell the services to their customers on a retail basis. These companies pay the PCS Group a discounted price for their customers' usage, but bear the costs of acquisition and customer service.

The PCS Group also includes its investment in Pegaso Telecomunicaciones, S.A. de C.V. (Pegaso), a wireless PCS operation in Mexico, SVC BidCo L.P., a joint venture to acquire wireless spectrum rights, and Virgin Mobile U.S.A., a joint venture to market wireless services. These investments are accounted for using the equity method.

The wireless industry, including the PCS Group, typically generates a significantly higher number of subscriber additions and handset sales in the fourth quarter of each year compared to the remaining quarters. This is due to the use of retail distribution, which is dependent on the holiday shopping season; the timing of new products and service introductions; and aggressive marketing and sales promotions.

Consolidated Results of Operations

Total net operating revenues were as follows:

	2001	2000	1999
		(millions)	
FON Group	$16,924	$17,688	$17,160
PCS Group	9,725	6,341	3,373
Intergroup eliminations	(578)	(416)	(268)
Net operating revenues	$26,071	$23,613	$20,265

Income (Loss) from continuing operations was as follows:

	2001	2000	1999
		(millions)	
FON Group	(146)	$ 1,292	$ 1,736
PCS Group	(1,249)	(1,868)	(2,481)
Intergroup eliminations	(7)	—	—
Loss from continuing operations	(1,402)	$ (576)	$ (745)

Income (loss) from continuing operations as presented in the above table includes the after-tax impacts of the one-time items discussed in the following paragraphs.

In the 2001 fourth quarter, Sprint recorded a one-time restructuring charge and asset impairment of $1,136 million representing the termination of Sprint ION, as well as additional steps to reduce overall operating costs. Additionally, in the 2001 fourth quarter, Sprint recorded a one-time litigation charge of $15 million. The 2001 one-time items also include a write-down of the FON Group's equity method investment in Intelig of $157 million which had an other than temporary decline in market value, a loss on the sale of a portion of the FON Group's investment in EarthLink of $8 million, a benefit plan curtailment gain of $75 million and net gains from other investment activities of $9 million. Excluding one-time items, loss from continuing operations would have been $170 million.

In the 2000 fourth quarter, Sprint completed analyses of the valuation of various FON Group assets and equity method investments resulting from its reassessment of the FON Group's business strategies in response to changes in the overall telecommunications industry. These analyses resulted in one-time charges of $152 million primarily related to a write-down of goodwill associated with the FON Group's Paranet operations, $87 million for the write-down of the FON Group's equity method investment in Call-Net, which had an other than temporary decline in market value, and $22 million for the write-down of certain FON Group investment securities, which had an other than temporary decline in market value. The 2000 one-time items also include charges of $121 million for costs associated with the terminated WorldCom merger, net gains of $44 million from the sale of an independent directory publishing operation and investment activities in the FON Group, and an $18 million gain from the sale of customers and network infrastructure to a PCS third party affiliate. Excluding one-time items, loss from continuing operations would have been $256 million.

In 1999, one-time items include a gain of $35 million from investment activities in the FON Group. Excluding the one-time item, loss from continuing operations would have been $780 million.

Segmental Results of Operations

Sprint's business is divided into four lines of business: the global markets division, the local division, the product distribution and directory publishing businesses and the PCS wireless telephony products and services business. The FON Group includes the global markets division, the local division and the product distribution and directory publishing businesses. The PCS Group includes the PCS wireless telephony products and services business. The FON common stock is intended to reflect the financial results and economic value of the global markets division, the local division and the product distribution and directory publishing businesses. The PCS common stock is intended to reflect the financial results and economic value of the PCS wireless telephony products and services business.

Global Markets Division

	2001	2000	1999
		(millions)	
Net operating revenues			
Voice	$ 6,644	$ 7,094	$ 7,445
Data	1,956	1,937	1,696
Internet	1,003	920	615
Other	313	577	552
Total net operating revenues	9,916	10,528	10,308
Operating expenses			
Costs of services and products	6,004	5,558	4,947
Selling, general and administrative	2,955	3,026	3,141
Depreciation and amortization	1,318	1,121	1,045
Restructuring and asset impairment	1,688	238	—
Total operating expenses	11,965	9,943	9,133
Operating income (loss)	$ (2,049)	$ 585	$ 1,175
Operating margin	NM	5.6%	11.4%
Capital expenditures	$ 3,580	$ 2,294	$ 1,774

The global markets division faced significant challenges in 2001. The economic downturn coupled with industry-wide pricing pressures and excess capacity contributed to a 6% decline in net operating revenues and an operating loss for the year. In the 2001 fourth quarter, a decision was made to abandon the ION initiative and restructure operations resulting in a $1.7 billion charge. These actions were taken to respond to the unprecedented changes in the industry in an effort to better focus on enterprise data and Internet services and aggressively manage costs. Sprint expects continued downward pressure on revenues in 2002 due to the economy and price competition. Some year over year improvement in operating results is expected from the elimination of ION related costs and other cost reduction efforts. Further improvements in operations are largely dependent on the timing and extent of the economic recovery and the degree of growth achieved in the enterprise data and Internet services markets.

Net Operating Revenues

Net operating revenues decreased 6% in 2001 and increased 2% in 2000. Minute growth of 20% in 2001 and 18% in 2000, driven in part by the increase in business minutes sold to the PCS Group, was more than offset by a highly competitive pricing environment, as well as the current economic downturn. The decrease in net operating revenues also reflects year-over-year declines in dial-up Internet service provider-related revenues, cable capacity sales, professional services and legacy data services.

Voice Revenues

Voice revenues decreased 6% in 2001 and 5% in 2000. The 2001 decrease includes a decline in business and consumer voice revenues as a result of a more competitive pricing environment and continued wireless substitution. Business voice revenues also declined in 2001 as the revenue mix shifted toward lower yield customers, including affiliate sales and generally lower market pricing. The 2000 decrease was largely due to a decline in consumer voice revenues as a result of a more competitive pricing environment, lower calling card usage due to the increased use of wireless phones, and reductions in access cost pass-throughs resulting from the implementation of the Coalition for Affordable Local and Long Distance Service proposal (CALLS).

Data Revenues

Data revenues reflect sales of current-generation data services including asynchronous transfer mode (ATM) and frame relay services. These revenues were flat in 2001 and increased 14% in 2000. Results in 2001 were flat due to increased sales in ATM being offset by a decline in frame relay. Data revenues in 2001 were generally impacted by aggressive pricing in the marketplace and the current economic downturn. The 2000 increase was largely due to increased sales as a result of an increased emphasis on these services.

Internet Revenues

Internet revenues increased 9% in 2001 and 50% in 2000. The 2001 increase is a result of growth in dedicated IP, web hosting and security. These gains were partially offset by a decline in dial-up Internet service provider-related revenues driven by pricing declines with Sprint's largest customer for these services. The increase in 2000 was due to strong growth in dial-up Internet service provider-related revenues and dedicated service revenues.

Other Revenues

Other revenues decreased 46% in 2001 and increased 5% in 2000. The 2001 decrease reflects a lack of cable capacity sales, as well as declines in professional services and legacy data services. The 2000 increase was due to sales of ownership rights to transoceanic cable capacity and the inclusion of a full year of revenues from the cable TV service operations of the broadband fixed wireless companies purchased in 1999 largely offset by a decline in legacy data services.

During the 2001, 2000 and 1999 periods, cable capacity sales and sales of ownership rights to transoceanic cable represented less than 0.2%, 1% and 0.03% of net operating revenues, respectively. These transactions were executed primarily with Global One, and were in accordance with our transition services agreement.

Equipment sales completed in each of the periods discussed were routine in nature, were completed to support a customer's purchase of related telecommunications services, and represented less than 3%, 6% and 4% of net operating revenues for the 2001, 2000 and 1999 periods, respectively.

Revenue Reserves

All revenues are recognized when the earnings process is complete in accordance with SEC Staff Accounting Bulletin No. 101 – *Revenue Recognition in Financial Statements (SAB101).* Significant estimates and assumptions are required, however, to determine the expected conversion of these revenues into cash collected. Because of this, the global markets division recognizes several types of reserves and adjustments against revenue. These reserves include:

- billing adjustment reserves for pricing changes and usage disputes with customers (principally related to our business and wholesale customer base),
- discount reserves for special pricing agreements and volume based incentives, and
- fraud reserves for unauthorized usage.

Each of these reserves requires management's judgment and are based on historical trending, industry norms, regulatory decisions and recognition of current market indicators regarding general economic conditions.

Costs of Services and Products

Costs of services and products include interconnection costs paid to local phone companies, other domestic service providers and foreign phone companies to complete calls made by the division's domestic customers, costs to operate and maintain the long distance network, costs of equipment, and costs related to the development and deployment of Sprint ION. Costs of services and products increased 8% in 2001 and 12% in 2000.

Interconnection costs increased 16% in 2001 and remained flat in 2000. The 2001 increase was primarily due to a corresponding increase in call volumes. Reductions in per-minute international access costs as well as domestic access costs offset the impact of increased calling volumes in 2000. The domestic rate reductions were generally due to the FCC-mandated access rate reductions that took effect in July 1999, July 2000, and July 2001. The access rate reductions in July 2000 included the implementation of CALLS.

All other costs of services and products decreased 5% in 2001 and increased 42% in 2000. The 2001 decrease is related to lower sales of ownership rights to capacity on transoceanic cable offset by increased network costs of the long distance operation and costs associated with Sprint ION. The 2000 increase was largely due to the expansion of Sprint ION business services nationwide and the launch of consumer services in select markets as well as increased sales of ownership rights to capacity on transoceanic cable and growth in data services.

Total costs of services and products for global markets division were 60.5% of net operating revenues in 2001, 52.8% in 2000 and 48.0% in 1999.

Excluding Sprint ION related costs, total costs of services and products for the global markets division were 58.2% of net operating revenues in 2001, 50.5% in 2000 and 47.6% in 1999.

Selling, General and Administrative Expense

Selling, general and administrative (SG&A) expense decreased 2% in 2001 and 4% in 2000. The 2001 decrease is due to a reduction in advertising and promotion costs in both the consumer and business markets and a strong emphasis on cost control, partly offset by increased marketing and promotions of Internet services and an increase in bad debt expense primarily related to wholesale customers. In addition,

SG&A in 2001 was impacted by the one-time litigation charge of $24 million.

The reserve for bad debts requires management's judgment and is based on customer specific indicators, as well as historical trending, industry norms and recognition of current market indicators about general economic conditions. Bad debt expense as a percentage of net revenues was 3.8% in 2001, 2.6% in 2000 and 2.9% in 1999. Reserve for bad debt as a percent of outstanding accounts receivable was 12.7% in 2001, 10.5% in 2000, and 8.3% in 1999.

The 2000 decrease in total SG&A expense is due to a strong emphasis on cost control.

Total SG&A expense for the global markets division was 29.8% of net operating revenues in 2001, 28.7% in 2000 and 30.5% in 1999.

Excluding Sprint ION related costs, SG&A expense for the global markets division was 28.0% of net operating revenues in 2001, 26.7% in 2000 and 28.1% in 1999.

Depreciation and Amortization Expense

Estimates and assumptions are used both in setting depreciable lives and testing for recoverability. Assumptions are based on internal studies of use, industry data on lives, recognition of technological advancements and understanding of business strategy. Depreciation and amortization expense increased 18% in 2001 and 7% in 2000. The increases mainly reflect an increased asset base to enhance network reliability, meet increased demand for voice and data-related services as well as an increased asset base for growth of IP services and other growth initiatives. Depreciation and amortization expense was 13.3% of net operating revenues in 2001, 10.6% in 2000 and 10.1% in 1999.

Excluding Sprint ION related costs, depreciation and amortization expense for the global markets division was 12.1% of net operating revenues in 2001, 9.9% in 2000 and 9.5% in 1999.

Restructuring and Asset Impairment

In the 2001 fourth quarter, Sprint terminated its efforts to provide its Sprint ION consumer and business offerings and announced a restructuring of the remaining global markets division business. This decision resulted in a one-time charge of $1.7 billion associated with asset write-offs, termination of supplier agreements, real estate leases, and other contractual obligations, as well as work force reduction severance costs.

Local Division

	2001	2000	1999
		(millions)	
Net operating revenues			
Local service	$2,939	$2,846	$2,677
Network access	2,032	1,987	1,918
Long distance	731	717	611
Other	545	605	752
Total net operating revenues	6,247	6,155	5,958
Operating expenses			
Costs of services and products	1,955	1,965	2,016
Selling, general and administrative	1,280	1,288	1,320
Depreciation	1,120	1,139	1,069
Restructuring and asset impairment	109	—	—
Total operating expenses	4,464	4,392	4,405
Operating income	$1,783	$1,763	$1,553
Operating margin	28.5%	28.6%	26.1%
Capital expenditures	$1,271	$1,371	$1,354

In 2001, the local division was impacted by the economic slow down and growing competition resulting in a decline in access lines and minutes of use. Despite these pressures on revenue growth, the local division achieved steadily improving operating results by effectively managing costs. In the 2001 fourth quarter, the local division realigned its operations to further reduce costs and increase its effectiveness. These actions resulted in a $109 million charge to operations. Sprint expects that the economy and competition will continue to adversely impact access lines and minutes of use in 2002. However, revenues are expected to improve slightly and operating income is expected to be at a level consistent with 2001. Again, results are dependent on the timing and extent of the economic recovery.

Beginning in July 2000, Sprint changed its transfer pricing for certain transactions between FON Group entities to more accurately reflect market pricing. The main effect of this change was a reduction in the local division's "Net Operating Revenues—Other Revenues." In addition, Sprint's local division transferred a customer service and telemarketing organization to the PCS Group at the beginning of the 2000 second quarter. For comparative purposes, the following discussion of local division results assumes the transfer pricing change and the transfer of the customer service and telemarketing organization occurred at the beginning of 1999. Adjusting for these changes, operating margins would have been 28.5% in 2001, 28.4% in 2000 and 25.7% in 1999.

Net Operating Revenues

Net operating revenues increased 2% in 2001 and 5% in 2000. These increases mainly reflect increased special access revenue and increased sales of network-based services such as Caller ID and Call Waiting. Sales of network-based services and long distance services increased due to strong demand for bundled services which combine local service, network-based features and long distance calling. The local division ended 2001 with 8.2 million switched access lines, a decrease of 1% in 2001. Access lines increased 4% in 2000. The decrease in 2001 is driven by the economic slowdown, wireless and cable substitution and losses to competitive local providers. Net operating revenues were $6.2 billion in 2001, $6.1 billion in 2000 and $5.8 billion in 1999.

Local Service Revenues

Local service revenues, derived from local exchange services, grew 3% in 2001 and 6% in 2000 due to continued demand for network-based services as well as increased equipment maintenance revenue. Revenue growth in 2000 also reflects increased revenues from access line growth.

Network Access Revenues

Network access revenues, derived from long distance phone companies using the local network to complete calls, increased 2% in 2001 and 4% in 2000. These increases mainly reflect strong growth in special access services. Volume growth in both periods was offset by FCC-mandated access rate reductions. Revenue growth in 2000 also reflects a 2% increase in minutes of use, however, revenue growth in 2001 is offset by a 3% reduction in minutes of use.

Long Distance Revenues

Long distance revenues are mainly derived from providing consumer long distance services to customers within Sprint's local franchise territories and other long distance services within specified regional calling areas, or LATAs, that are beyond the local calling area. These revenues increased 2% in 2001 and 17% in 2000. These increases reflect the success of bundled services, however, the 2001 growth is offset by a decline in intra-LATA long distance services.

Other Revenues

Other revenues decreased 2% in 2001 and 11% in 2000. These decreases were driven by a decline in equipment sales of 9% in 2001 and 20% in 2000 offset by an increase in colocation and data base revenues. The decreases in equipment sales were a result of both a planned shift in focus to selling higher margin products and the economic slowdown causing a reduction in customer demand for equipment.

Revenue Reserves

All revenues are recognized when the earnings process is complete in accordance with SAB101. Significant estimates and assumptions are required, however, to determine the expected conversion of these revenues into cash collected. Because of this, the local division recognizes several types of reserves and adjustments against revenues. These reserves include:

- billing adjustment reserves for pricing changes, volume discounts and usage disputes with customers (principally related to our business and wholesale customer base),
- fraud reserves for unauthorized usage and
- return and rebate reserves for equipment sales.

Each of these reserves requires management's judgment and is based on historical trending, industry norms, regulatory decisions and recognition of current market indicators about general economic conditions.

Costs of Services and Products

Costs of services and products include costs to operate and maintain the local network and costs of equipment sales. These costs were flat in 2001 and decreased 1% in 2000. In 2001, declines in equipment sales and the success of cost control initiatives were offset by increases in access expense. The 2000 decrease was due to a decline in equipment sales. Costs of services and products were 31.3% of net operating revenues in 2001, 31.9% in 2000 and 33.8% in 1999.

Selling, General and Administrative Expense

Despite increases in bad debt expense, SG&A expense remained flat in 2001 and declined 1% in 2000 due to a strong emphasis on cost control. In 2001, a continuing emphasis on cost control, partly offset by an increase in bad debt expense accounted for these expenses being flat. The reserve for bad debts requires management's judgment and is based on historical trending, industry norms and recognition of current market indicators about general economic conditions. Bad debt expense as a percentage of net revenues was 2.5% in 2001, 1.5% in 2000, and 1.1% in 1999. Reserve for bad debt expense as a percent of outstanding accounts receivable was 6.9% in 2001, 4.8% in 2000, and 6.4% in 1999.

SG&A expense was 20.4% of net operating revenues in 2001, 21.0% in 2000 and 22.3% in 1999.

Depreciation and Amortization Expense

Estimates and assumptions are used both in setting depreciable lives and testing for recoverability. Assumptions are based on internal studies of use, industry data on lives, recognition of technological advancements and understanding of business strategy. Depreciation and amortization expense decreased 2% in 2001 and increased 7% in 2000. The 2001 decrease is primarily due to a decrease in metallic cable depreciation rates. The decrease is due to metallic cable proving to be adequate in carrying higher bandwidth services such as DSL, thus extending its life. The 2000 increase was mainly due to increased capital expenditures in switching and transport technologies which have shorter asset lives. Depreciation and amortization expense was 18.0% of net operating revenues in 2001, 18.5% in 2000 and 18.2% in 1999.

Restructuring and Asset Impairment

In the fourth quarter of 2001, Sprint announced plans to take steps to improve its competitive position and reduce operating costs in the business units that comprise its FON Group. These efforts included consolidation and streamlining of marketing and network operations, as well as streamlining of corporate support functions. This decision resulted in a one-time charge of $109 million associated with the severance costs of the work force reductions and contractual obligations.

Product Distribution and Directory Publishing Businesses

	2001	2000	1999
		(millions)	
Net operating revenues	$1,762	$1,936	$1,758
Operating expenses			
Costs of services and products	1,276	1,460	1,345
Selling, general and administrative	174	176	154
Depreciation and amortization	21	16	17
Restructuring charge	7	—	—
Total operating expenses	1,478	1,652	1,516
Operating income	$ 284	$ 284	$ 242
Operating margin	16.1%	14.7%	13.8%
Capital expenditures	$ 111	$ 8	$ 36

In 2001, the product distribution business was impacted by the economic slow down. The cut back in capital spending in the telecommunications industry caused a significant reduction in non-affiliated sales. Sprint expects the demand for equipment to continue to be soft in 2002.

Net Operating Revenues

Net operating revenues decreased 9% in 2001 and increased 10% in 2000. Nonaffiliated revenues accounted for over 60% of revenues in 2001, 2000 and 1999. These revenues decreased 14% in 2001 and increased 11% in 2000. The decrease in 2001 nonaffiliated revenues was mainly due to significant decreases in equipment sales resulting from the economic slowdown causing reduced customer demand for equipment. The increase in nonaffiliated revenues in 2000 was mainly due to the consolidation of a directory publishing partnership. In the second half of 2000, the directory publishing partnership, previously accounted for as an equity method investment, was fully consolidated due to a restructuring in the partnership management. Sales to affiliates were flat in 2001, but increased 8% in 2000 due to changes in the local division's capital program.

Operating Expenses

Costs of services and products decreased 13% in 2001 and increased 9% in 2000. The 2001 decrease reflects a decrease in equipment sales. The 2000 increase was due to the consolidation of the directory publishing partnership. SG&A expense decreased 1% in 2001 and increased 14% in 2000. The 2000 increase was due to costs related to the transformation of the product distribution business to a web-enabled business as well as the consolidation of the directory publishing partnership.

In the fourth quarter of 2001, Sprint announced plans to take steps to improve its competitive position and reduce operating costs in the business units that comprise its FON Group. These efforts included consolidation and streamlining of marketing and network operations, as well as streamlining of corporate support functions. This decision resulted in a charge of $7 million associated with the severance costs of the work force reductions and contractual obligations.

PCS Group

	2001	2000	1999
		(millions)	
Net operating revenues	$ 9,725	$ 6,341	$ 3,373
Operating expenses			
Costs of services and products	5,295	3,942	3,150
Selling, general and administrative	2,917	2,426	1,937
Depreciation and amortization	2,150	1,877	1,523
Restructuring and asset impairment	10	—	—
Merger related costs	—	24	—
Total operating expenses	10,372	8,269	6,610
Operating loss	$ (647)	$(1,928)	$(3,237)
Loss from continuing operations	$ (1,249)	$(1,868)	$(2,481)
Capital expenditures	$ 3,751	$ 3,047	$ 2,580

In 2001, the PCS Group led the industry in customer growth for the third year in a row resulting in a 53% increase in net operating revenues and a $1.28 billion improvement in operating results. For much of 2001, the impact of the economic downturn had not extended to the wireless industry. However, in the fourth quarter, there were signs of weakening in customer growth for both the wireless industry and the PCS Group. Based on an industry-consensus view that about 17 million new wireless subscribers will be added in 2002, Sprint would expect to add about 3 million net customers in 2002 while continuing to focus on profitability.

The PCS Group markets its products through multiple distribution channels, including its own retail stores as well as other retail outlets. Equipment sales to one retail chain and the subsequent service revenues generated by sales to its customers accounted for 24% of net operating revenues in 2001 and 2000, and 27% in 1999.

Net Operating Revenues

	2001	2000	1999
Customers at year-end *(millions)*	13.6	9.5	5.7
Average monthly service revenue per user (ARPU)	$ 61	$ 59	$ 58

Net operating revenues include service revenues and sales of handsets and accessory equipment. Service revenues consist of monthly recurring charges, usage charges and activation fees. Service revenues increased 58% in 2001 mainly reflecting an increase in the average number of customers and an increase in ARPU. The improvement in ARPU in 2001 was mainly due to customers subscribing to higher usage service plans, an increase in billed minutes over plan and the implementation of activation charges in the second quarter of 2000.

The PCS Group assesses access charges to long distance carriers for the termination of landline originated calls. Though regulations generally entitle a carrier that terminates a call on the behalf of another to be compensated for providing that service, these regulations were developed in a period where services of this nature were provided exclusively by local exchange carriers. Certain long distance carriers have disputed the PCS Group's assessment of these charges as well as the corresponding rate at which the charges were determined. The issue is currently pending before the FCC. Management cannot predict, with certainty, the final outcome of this action, but believes adequate provisions have been recorded in the PCS Group's results of operations.

The PCS Group added 4.0 million customers in 2001 to end the year with over 13.6 million customers in more than 300 metropolitan markets nationwide. Service revenues from resale customers declined in 2001 mainly due to the discontinuation of one reseller program, which reduced the reseller customer base by 91,000 to 219,000 in 2001 from 310,000 in 2000. The PCS Group third party affiliates added more than 1.2 million customers in 2001, bringing the total number of customers served on the PCS network, including resale customers, to more than 15.8 million.

Service revenues increased 94% in 2000 mainly reflecting an increase in the average number of customers. The PCS Group added 3.8 million customers in 2000 to end the year with over 9.5 million customers in more than 300 metropolitan markets nationwide. The increase in ARPU in 2000 was partly due to the implementation of activation charges in the second quarter. Subscriber revenues were also aided by the increase in resale customers. The companies that the PCS Group serves on a wholesale basis added 238,000 customers in 2000, ending the year with approximately 310,000 customers.

In 2001, the customer churn rate improved to 2.6% from 2.8% in 2000 and 3.4% in 1999. The churn rate improved from 1999 through the first half of 2001, reaching as low as 2.2% in the quarter ended June 30, 2001. This improvement reflected expanded network coverage, increased percentage of customers under contract and the success of several customer retention initiatives. The increase in the churn rate for the last half of 2001 resulted from customer fulfillment of contract terms, the softness of the economy, and the impact of a new program targeting sub-prime customers. The PCS Group expects customer churn rate to continue to increase during the beginning of 2002, but decline to an annual average of approximately 3%.

Revenues from sales of handsets and accessories were approximately 12% of net operating revenues in 2001, 14% in 2000 and 17% in 1999. As part of the PCS Group's marketing plans, handsets are normally sold at prices below the PCS Group's cost.

Revenue Reserves

All revenues are recognized when the earnings process is complete in accordance with SAB101. Significant estimates and assumptions are required, however, to determine the expected conversion of these revenues into cash collected. Because of this, the PCS Group recognizes several types of reserves and adjustments against revenue. These reserves include:

- billing adjustment reserves for disputes with customers,
- fraud reserves for unauthorized usage,
- access reserves for disputed charges with local exchange carriers and inter-exchange carriers, and
- return and rebate reserves for equipment sales.

Each of these reserves requires management's judgment and are based on historical trending, industry norms, regulatory decisions and recognition of current market indicators about general economic conditions.

Operating Expenses

Costs of services and products mainly include handset and accessory costs, switch and cell site expenses and other network-related costs. These costs increased 34% in 2001 and 25% in 2000 reflecting the significant growth in customers and expanded market coverage, partly offset by a reduction in handset unit costs.

SG&A expense mainly includes customer care and marketing costs to promote products and services as well as salary and benefit costs. SG&A expense increased 20% in 2001 and 25% in 2000 reflecting an expanded workforce to support subscriber growth and increased marketing and selling costs.

	2001	2000	1999
		(millions)	
Acquisition costs per gross customer addition (CPGA)	$340	$370	$450
Monthly cash costs per user (CCPU)	$ 33	$ 35	$ 48

CPGA is a measure of the sales and marketing efforts computed as the costs of acquiring a new subscriber, including equipment subsidies and marketing costs divided by handset activations. CPGA improved approximately 7% in 2001 and 19% in 2000. Lower handset unit costs and scale benefits from greater customer additions have contributed to the improvement.

CCPU is a measure of the cash costs to operate the business on a per user basis consisting of costs of service revenues, service delivery and other general and administrative costs divided by average subscribers. CCPU improved approximately 6% in 2001 and 27% in 2000. The improvements realized in 2001 were driven by lower network, information technology, and administrative costs partially offset by higher cost of service. The improvements in 2000 reflect successful expense management and scale benefits resulting from the increased customer base.

Economic conditions in 2001 required greater scrutiny of bad debt expense. The reserve for bad debts requires judgment and is based on historical trending, industry norms and recognition of current market indicators. Bad debt expense as a percentage of net revenues was constant at 3.9% in 2000 and 2001, and was 5.7% in 1999. Reserve for bad debt as a percent of outstanding accounts receivable was 13.0% in 2001, 11.1% in 2000, and 8.5% in 1999.

Estimates and assumptions are used both in setting depreciable lives and testing for recoverability. Assumptions are based on internal studies of use, industry data on lives, recognition of technological advancements and understanding of business strategy. Depreciation and amortization expense consists mainly of depreciation of network assets and amortization of intangible assets. The intangible assets include goodwill, PCS licenses, customer base, microwave relocation costs and assembled workforce.

Depreciation and amortization expense increased 15% in 2001 and 23% in 2000 mainly reflecting depreciation of the network assets placed in service during 2001 and 2000. Additionally, the PCS Group increased depreciation of certain network assets in the 2001 first quarter to reflect the accelerated replacement of the assets to accommodate network technology upgrades. In May 2001, a significant portion of the value assigned to acquired customer base became fully amortized which caused a $168 million decrease in 2001 compared to the same 2000 period. The 2000 increase also reflects amortization of intangible assets acquired in the Cox PCS purchase in the 1999 second quarter.

In the fourth quarter of 2001, Sprint announced plans to take steps to improve its competitive position and reduce operating costs in the business units that comprise its FON Group. These efforts included consolidation and streamlining of marketing and network operations, as well as streamlining of corporate support functions. The decision to streamline corporate functions resulted in a one-time charge of $10 million to PCS Group associated with the severance costs of the work force reductions and contractual obligations.

In 2000, operating expenses include a one-time charge of $24 million for costs associated with the terminated WorldCom merger. This charge increased the loss from continuing operations by $16 million.

In 2000, loss from continuing operations includes a one-time gain of $18 million from the sale of customers and network infrastructure to a PCS Group third party affiliate.

Employee Benefit Plan Assumptions

Significant estimates and assumptions are required in determining the liabilities and costs associated with Sprint's pension and other post retirement benefit plans and the results can vary significantly with changes in key assumptions. Sprint works closely with its independent actuary to determine the appropriateness of the various assumptions. Sprint has consistently used benchmark rates tied to high quality investment funds with lives closely matching the pension liability in assessing its assumptions for the applicable discount rate. The expected rate of return on plan assets is based on the mix of assets held by the plan and their historical long-term rates of return. Reasonable anticipation of future medical care cost trends are also provided by Sprint's independent actuary. A more detailed discussion of Sprint's policies and status of its plans is included in Note 8 of the Notes to Consolidated Financial Statements.

Nonoperating Items

Interest Expense

The effective interest rates in the following table reflect interest expense on long-term debt only. Interest costs on short-term borrowings classified as long-term debt, deferred compensation plans and customer deposits have been excluded so as not to distort the effective interest rates on long-term debt.

	2001	2000	1999
Effective interest rate on long-term debt	6.7%	6.9%	7.0%

Sprint's effective interest rate on long-term debt decreased in 2000 and 2001 due to additional fixed-rate debt with lower interest rates and lower interest rates on variable-rate debt.

Allocation of Group Financing

Financing activities for the groups are managed by Sprint on a centralized basis. Debt incurred by Sprint on behalf of the groups is specifically allocated to and reflected in the financial statements of the applicable group. Interest expense is allocated to the PCS Group based on an interest rate that is substantially equal to the rate it would be able to obtain from third parties as a direct or indirect wholly owned Sprint subsidiary, but without the benefit of any guarantee by Sprint or any member of the FON Group. That interest rate is higher than the rate Sprint obtains on borrowings. The difference between Sprint's actual interest rate and the rate charged to the PCS Group is reflected as a reduction in the FON Group's interest expense and totaled $288 million in 2001, $237 million in 2000 and $168 million in 1999. These amounts are reflected in the "Intergroup interest charge" on the Consolidated Statements of Operations.

The FON Group earned intergroup interest income and the PCS Group incurred intergroup interest expense of $15 million in 2001, $19 million in 2000 and $20 million in 1999 primarily related to the FON Group's ownership of PCS Group debt securities.

Sprint redeemed these securities in the 2001 fourth quarter. As a result of this redemption, the FON Group recognized an $11 million pre-tax gain to other non-operating income and the PCS Group recorded a $7 million after-tax extraordinary loss related to an early redemption premium payment made by the PCS Group to the FON Group.

Under Sprint's centralized cash management program, one group may advance funds to the other group. These advances are accounted for as short-term borrowings between the groups and bear interest at a market rate that is substantially equal to the rate that group would be able to obtain from third parties on a short-term basis.

The allocation of group financing activities may change at the discretion of the Sprint board and does not require shareholder approval.

Other Income (Expense), Net

Other income (expense) consisted of the following:

	2001	2000	1999
		(millions)	
Dividend and interest income	$ 33	$ 30	$ 23
Equity in net losses of affiliates	(157)	(238)	(72)
Net losses from investments	(188)	(102)	(15)
Gains on sales of other assets	10	92	102
Benefit plan curtailment gain	120	—	—
Other, net	(1)	1	37
Total	$(183)	$(217)	$ 75

Dividend and interest income for all years reflects dividends earned on cost method investments and interest earned on temporary investments.

In 2001, investments accounted for using the equity method mainly consisted of the FON Group's investment in Intelig, a long distance operation in Brazil, and the PCS Group's investment in Pegaso, a wireless PCS operation in Mexico. Pegaso is currently experiencing financial difficulties and is evaluating various restructuring alternatives. In 1999 and 2000, investments accounted for using the equity method also included the FON Group's investments in EarthLink, Inc., an Internet service provider, and Call-Net, a long distance provider in Canada. In the first quarter of 2001, Sprint modified its relationship with EarthLink which resulted in its investment in common stock no longer being accounted for using the equity method. In the fourth quarter of 2000, Sprint wrote down its investment in Call-Net and is no longer required to recognize any related equity in losses. The 2001 equity in net losses of affiliates decreased due to fewer equity losses following the write-down of the investments in Call-Net and Intelig. These decreases were partially offset by increased Pegaso losses. The 2000 increase is mainly due to increased Intelig losses and losses from Pegaso after the PCS Group's 2000 second quarter initial investment.

Net losses from investments in 2001 mainly include a $162 million write-down of an equity investment in

Intelig and a $25 million loss on the partial sale of EarthLink shares. The 2000 loss includes an $87 million write-down of an equity investment in Call-Net, and a $35 million write-down of warrants held in Purchase Pro.com. The 1999 loss includes a $102 million write-down of an investment in Iridium partially offset by a $90 million gain on sale of AOL Time Warner stock.

Gains on sales of other assets in 2001 resulted from the sale of PCS customers to a PCS third party affiliate. The 2000 gains include the sale of an independent publishing operation and the sale of certain wireless customers and associated network infrastructure. The 1999 gains include a gain on the sale of an investment security and a gain on the sale of network infrastructure.

The benefit plan curtailment gain in 2001 resulted from an amendment of certain medical retirement plan benefits.

Income Taxes

Sprint's consolidated effective tax rates were 30.8% in 2001, 17.9% in 2000 and 30.5% in 1999. See Note 9 of Notes to Consolidated Financial Statements for information about the differences that caused the effective income tax rates to vary from the statutory federal rate for income taxes related to continuing operations.

Discontinued Operation, Net

In the 2000 first quarter, Sprint sold its interest in Global One to France Telecom and Deutsche Telekom AG. Sprint received $1.1 billion in cash and was repaid $276 million for advances for its entire stake in Global One. As a result of Sprint's sale of its interest in Global One, Sprint's gain on sale and its equity share of the results of Global One have been reported as a discontinued operation for all periods presented.

In 2000, Sprint recorded an after-tax gain related to the sale of its interest in Global One of $675 million. Sprint recorded after-tax losses related to Global One of $130 million in 1999.

Extraordinary Items, Net

In 2001, Sprint redeemed, before scheduled maturities, $18 million of debt allocated to the FON Group and $558 million of debt allocated to the PCS Group. These borrowings had interest rates ranging from 9.9% to 12.5%. This resulted in a $1 million after-tax extraordinary loss for Sprint.

In 2000, Sprint redeemed, before scheduled maturities, $25 million of debt allocated to the FON Group and $127 million of debt allocated to the PCS Group. These borrowings had interest rates ranging from 7.8% to 9.7%. This resulted in a $4 million after-tax extraordinary loss for Sprint.

In 1999, Sprint redeemed, before scheduled maturities, $575 million of the broadband fixed wireless companies' debt assumed by the FON Group and $2.2 billion of revolving credit facilities and other borrowings allocated to the PCS Group. These borrowings had interest rates ranging from 5.6% to 14.5%. This resulted in a $60 million after-tax extraordinary loss for Sprint.

Financial Condition

	2001	2000
	(millions)	
FON Group	$24,164	$24,089
PCS Group	22,190	19,763
Intergroup eliminations	(561)	(784)
Consolidated assets	$45,793	$43,068

Sprint's consolidated assets increased $2.7 billion in 2001. Net property, plant and equipment increased $3.7 billion reflecting capital expenditures to support the PCS network expansion and fill-in, the build-out of the IP network, and long distance and local network enhancements, partly offset by depreciation and network asset sales. Investments in affiliates decreased $319 million, mainly reflecting equity in net losses of those affiliates and the write-down of certain equity method investments. The rating agencies generally give some form of equity treatment for equity unit notes in determining debt-to-total-capital ratios. The Sprint debt-to-total-capital ratio was 59.9% at year-end 2001 versus 57.3% at year-end 2000, assuming that the Sprint equity unit notes are treated as 80% equity and 20% debt. Accordingly, the debt-to-total-capital ratio for Sprint is calculated defining "debt" as short-term borrowings, long-term debt, capital lease obligations and 20% of the equity unit notes value. Total capital is defined as "debt", plus the remaining 80% of the equity unit notes value, redeemable preferred stock and total shareholders' equity. See "Liquidity and Capital Resources" for more information about changes in Sprint's Consolidated Balance Sheets.

Liquidity and Capital Resources

Sprint's Board exercises discretion regarding the liquidity and capital resource needs of each group. This includes the ability to prioritize the use of capital and debt capacity, to determine cash management policies and to make decisions regarding the timing and amount of capital expenditures. The actions of the Board of Directors are subject to its fiduciary duties to all shareholders of Sprint and not just to the holders of a particular class of common stock. Given the Board's discretion in these matters, it may be difficult to assess each group's liquidity and capital resource needs and future prospects based on past performance.

Operating Activities

	2001	2000	1999
		(millions)	
FON Group	$4,585	$4,305	$ 3,700
PCS Group	106	(8)	(1,692)
Intergroup eliminations	—	—	(69)
Cash flows provided by operating activities	$4,691	$4,297	$ 1,939

Operating cash flows increased $394 million in 2001 and $2.4 billion in 2000. The 2001 increase reflects improved operating results in the PCS Group partly offset by a decline in FON Group operating results. The 2001 increase also reflects decreases in working capital requirements in the FON Group partly offset by increases in working capital requirements in the PCS Group. The decrease in FON Group working capital requirements was caused primarily by the reduction in accounts receivable which resulted from the global markets division revenue decline and increased billing adjustments, bad debt and cash collections. Also causing the decrease was accrued restructuring costs not paid at year-end 2001. The increase in PCS Group working capital requirements was caused primarily by the increase in accounts receivable, which resulted mainly from larger revenues associated with subscriber growth. The 2000 increase in operating cash flows reflects decreases in working capital requirements in both the FON Group and the PCS Group and improved operating results of the PCS Group. The 2000 decrease in working capital requirements was caused primarily by increases in accounts payable and other current liabilities associated with purchases of equipment to support subscriber growth and the adoption of SAB101. These increases more than offset increases in accounts receivable and inventories associated with subscriber growth.

Investing Activities

	2001	2000	1999
		(millions)	
FON Group	$(5,036)	$(3,335)	$(4,336)
PCS Group	(3,742)	(3,054)	(2,509)
Intergroup eliminations	—	—	(299)
Cash flows used by investing activities	$(8,778)	$(6,389)	$(7,144)

The FON Group's capital expenditures totaled $5.3 billion in 2001, $4.1 billion in 2000 and $3.5 billion in 1999. Global markets division capital expenditures were incurred mainly to enhance network reliability, meet increased demand for voice and data-related services, upgrade capabilities for providing new products and services and to continue development and hardware deployment of Sprint ION before the *termination of this* initiative. The local division incurred capital expenditures to accommodate voice-grade equivalent growth, expand capabilities for providing enhanced services and continue the build-out of high-speed DSL services. Other FON Group capital expenditures were incurred mainly for Sprint's World Headquarters Campus. PCS Group capital expenditures, totaling $3.8 billion in 2001, $3.0 billion in 2000 and $2.6 billion in 1999, were incurred to support the continued PCS network expansion and fill-in. The 2001 amount also includes approximately $600 million of expenditures related to deployment of 3G technology which is expected to be operational in the middle of 2002.

Investing activities also include proceeds from sales of other assets totaling $301 million in 2001, $258 million in 2000 and $243 million in 1999. In 2000, investing activities also include $1.4 billion of proceeds from the sale of the FON Group's interest in Global One. In 1999, Sprint purchased several broadband fixed wireless companies for $618 million excluding assumed debt.

"Investments in and loans to affiliates, net" were $66 million in 2001, $889 million in 2000 and $135 million in 1999. These amounts were mainly for investments in EarthLink, Intelig and Pegaso. See Note 3 of Notes to Consolidated Financial Statements for more information on investments.

Financing Activities

	2001	2000	1999
		(millions)	
FON Group	$ 463	$ (952)	$ 308
PCS Group	3,698	3,163	4,044
Intergroup eliminations	—	—	368
Cash flows provided by financing activities	$4,161	$2,211	$4,720

Financing activities reflect net borrowings of $4.0 billion in 2001, $2.3 billion in 2000 and $4.0 billion in 1999. Financing activities also reflect net proceeds from the issuance of common stock of $608 million in 2001, $269 million in 2000 and $957 million in 1999. Proceeds from these borrowings and common stock issuances were used mainly to fund capital investments and working capital requirements. Sprint paid dividends of $451 million in 2001, $448 million in 2000 and $441 million in 1999.

Also included in financing activities are proceeds from Sprint's employee stock purchase plan of $108 million in 2001, $182 million in 2000 and $136 million in 1999.

Capital Requirements

Sprint's 2002 investing activities, mainly consisting of capital expenditures and investments in affiliates, are expected to total $6.4 billion. This excludes any funding for NextWave spectrum, as the company believes this auction will be either significantly delayed or terminated. FON Group capital expenditures are expected to be $3.0 billion. PCS Group capital expenditures are expected to be $3.4 billion. Sprint continues to review capital expenditure requirements closely and will adjust spending and capital investment in concert with growth. Investments in affiliates are expected to be less than $50 million. Dividend payments are expected to approximate $459 million in 2002. After considering cash generated from operations, our incremental cash needs in 2002 are expected to be $1.0 billion.

In connection with the PCS Restructuring, Sprint adopted a tax sharing agreement providing for the allocation of income taxes between the FON Group and the PCS Group. That agreement expired with the 2001 tax year, and Sprint has adopted a continuation of that tax sharing arrangement except for the elimination of provisions addressing certain types of acquisitions or restructurings, which never became operable under the original arrangement. Sprint expects the FON Group to continue to make significant payments to the PCS Group under this arrangement because of expected PCS Group operating losses in the near future and from using the PCS Group's net operating loss carryforwards. These payments reflect the PCS Group's incremental cumulative effect on Sprint's consolidated federal and state tax liability and tax credit position. The PCS Group received payments from the FON Group totaling $292 million in 2001, $872 million in 2000, and $764 million in 1999. See Note 1 of Notes to Consolidated Financial Statements, "*Allocation of Federal and State Income Taxes*," for more details.

Liquidity

Sprint currently uses commercial paper to fund most of its short-term working capital needs. Sprint also uses the long-term bond market as well as other debt markets to fund its needs. Sprint intends to continue borrowing funds through the U.S. and international money and capital markets and bank credit markets to fund capital expenditures and operating and working capital requirements.

Sprint currently has revolving credit facilities with syndicates of domestic and international banks totaling $5 billion; $3 billion of which is a 364-day facility, expiring in August 2002, and $2 billion of which is a five year facility expiring in August 2003. These facilities are unused, however, Sprint's commercial paper borrowings are supported by these revolving credit facilities. Certain other notes payable relate to a separate revolving credit facility of $500 million which expires in December 2002. At year-end 2001, Sprint had total unused lines of credit of $1.9 billion assuming Sprint's commercial paper borrowings as outstanding on these credit facilities. In addition, Sprint had standby letters of credit serving as a backup to various obligations totaling $133 million at year-end 2001.

Any borrowings Sprint may incur are ultimately limited by certain debt covenants. Sprint could borrow up to an additional $4 billion at year-end 2001 under the most restrictive of its debt covenants. Sprint is currently in compliance with all debt covenants associated with its borrowings.

In March 2002, Sprint signed a commitment letter for a $1 billion term loan facility. This commitment, which is fully incremental to the $5 billion revolving credit facilities, is for a nine month loan secured by the assets of Sprint's directory publishing business. This term loan facility is expected to fully fund Sprint's 2002 incremental cash needs.

In the 2001 fourth quarter, Sprint issued $1.75 billion of debt securities through a private debt placement. These borrowings have an interest rate of 6.0% and mature in 2007. The proceeds were allocated to both the FON and PCS Groups and used to repay debt and to fund capital investments and working capital requirements. As a condition to the sale of these securities, Sprint agreed to conduct an exchange offer that allowed the original securities to be exchanged for substantially identical securities that are registered with the SEC. The exchange offer terminated on February 21, 2002.

In the 2001 third quarter, Sprint completed a registered offering of 23.5 million shares of its Series 1 PCS common stock. Net proceeds from the issuance were approximately $561 million after deducting the underwriting discount and other offering expenses. The proceeds were used to repay debt, and to fund capital investments and working capital requirements.

In the 2001 third quarter, Sprint completed a registered offering of 69 million equity units, each with a stated amount of $25. Net proceeds from the issuance were approximately $1.7 billion after deducting the underwriting discount and other offering expenses. The proceeds were allocated to the PCS Group and used to repay debt, and to fund capital investments and working capital requirements. See Note 11 of Notes to Consolidated Financial Statements, "Equity Unit Offering" for a more detailed description of the equity units.

In the 2001 first quarter, Sprint issued $2.4 billion of debt securities. Sprint had $2 billion of unissued securities under its existing shelf registration statement with the SEC, and registered an additional $400 million before the issuance. These borrowings have interest rates ranging from 7.1% to 7.6% and mature in 2006 and 2011. The proceeds were allocated to the PCS Group and used to repay debt, and to fund capital investments and working capital requirements.

In the 2000 second quarter, Sprint issued $1.25 billion of debt securities under its $4 billion shelf registration statement with the SEC. These borrowings mature in 2002 and have interest rates ranging from 6.9% to 7.6%. The proceeds were allocated to the PCS Group and used to repay debt and to fund capital investments and working capital requirements.

Sprint believes it has access to other sources of liquidity such as the capital markets and the monetization of non-core assets, such as the directory publishing business.

Moody's Investors Service and Standard & Poor's Corporate Ratings currently rate Sprint's long-term senior unsecured debt at Baa1 and BBB+, respectively. A downgrade of either rating may increase the cost of future borrowings. If a downgrade of the long-term senior unsecured debt triggered a commercial paper rating downgrade, access to the commercial paper market may become limited. A ratings downgrade to below Baa3 or BBB- would result in the acceleration of at least $250 million in debt and potentially as much as $1.1 billion. Management maintains frequent communication with the rating agencies and considers a downgrade below Baa3 or BBB- to be unlikely.

In January 2002, Moody's Investors Service placed the "Baa1" long-term ratings of Sprint and Sprint Capital Corporation under review for possible downgrade.

In February 2002, Fitch Ratings downgraded Sprint's senior unsecured debt and equity unit security to "BBB" from "BBB+". After the downgrade, the rating outlook for the senior debt of both Sprint and Sprint Capital Corporation changed to Stable from Negative.

Sprint's ability to fund its capital needs is ultimately impacted by the overall capacity and terms of the commercial paper, bank, term-debt and equity markets. There is significant volatility in the markets at this time caused by the economic downturn, recent business failures and reduced confidence in the financial accounting process. Sprint is monitoring the markets closely and is taking steps to maintain as much financial flexibility as possible, while maintaining a reasonable capital structure cost.

Sprint's contractual obligations, including commitments for future payments under non-cancelable lease arrangements and short and long-term debt arrangements, are summarized below and are fully disclosed in Notes 10, 11, and 15 to Sprint's Consolidated Financial Statements. Sprint does not participate in, nor secure, financings for any unconsolidated, limited purpose entities (SPE).

	Payments Due by Period				
	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
			(millions)		
Notes payable and commercial paper	$ 3,833	$3,833	$ —	$ —	$ —
Notes, bonds, debentures and other debt instruments	15,870	1,682	2,504	868	10,816
Trade receivables securitization	820	820	—	—	—
Equity unit notes	1,725	—	—	1,725	—
Capital lease obligations	379	66	134	155	24
Operating leases	2,793	815	1,026	507	445
Unconditional purchase obligations	2,463	1,133	1,167	—	163
Total contractual cash obligations	$27,883	$8,349	$4,831	$3,255	$11,448

Regulatory Developments

See "Regulatory Developments" in Part I. of this filing.

Financial Strategies

General Hedging Policies

Sprint selectively enters into interest rate swap and cap agreements to manage its exposure to interest rate changes on its debt. Sprint also enters into forward contracts and options in foreign currencies to reduce the impact of changes in foreign exchange rates. Sprint seeks to minimize counterparty credit risk through stringent credit approval and review processes, the selection of only the most creditworthy counterparties, continual review and monitoring of all counterparties, and thorough legal review of contracts. Sprint also controls exposure to market risk by regularly monitoring changes in foreign exchange and interest rate positions under normal and stress conditions to ensure they do not exceed established limits.

Sprint's derivative transactions are used for hedging purposes only and comply with Board-approved policies. Senior management receives frequent status updates of all outstanding derivative positions.

Interest Rate Risk Management

Sprint's interest rate risk management program focuses on minimizing exposure to interest rate movements, setting an optimal mixture of floating- and fixed-rate debt, and minimizing liquidity risk. Sprint uses simulation analysis to assess its interest rate exposure and establish the desired ratio of floating- and fixed-rate debt. To the extent possible, Sprint manages interest rate exposure and the floating-to-fixed ratio through its borrowings, but sometimes uses interest rate swaps and caps to adjust its risk profile.

Sprint does not have significant interest rate swap or cap activity to hedge the effects of adverse fluctuations in interest rates at December 31, 2001.

Foreign Exchange Risk Management

Sprint's foreign exchange risk management program focuses on hedging transaction exposure to optimize consolidated cash flow. Sprint's main transaction exposure results from net payments made to overseas telecommunications companies for completing international calls made by Sprint's domestic customers. These international operations were not material to the consolidated financial position, results of operations or cash flows at year-end 2001. In addition, foreign currency transaction gains and losses were not material to Sprint's 2001 results of operations. Sprint has not entered into any significant foreign currency forward contracts or other derivative instruments to hedge the effects of adverse fluctuations in foreign exchange rates. As a result, Sprint was not subject to material foreign exchange risk.

Recently Issued Accounting Pronouncements

See Note 18 of Notes to Consolidated Financial Statements for a discussion of recently issued accounting pronouncements.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk

The risk inherent in Sprint's market risk sensitive instruments and positions is the potential loss arising from adverse changes in those factors. Sprint is susceptible to certain risks related to changes in interest rates and foreign currency exchange rate fluctuations. Sprint does not purchase or hold any derivative financial instruments for trading purposes.

Interest Rate Risk

The communications industry is a capital intensive, technology driven business. Sprint is subject to interest rate risk primarily associated with its borrowings. Sprint selectively enters into interest rate swap and cap agreements to manage its exposure to interest rate changes on its debt. Approximately 71% of Sprint's debt at December 31, 2001 is fixed-rate debt. While changes in interest rates impact the fair value of this debt, there is no impact to earnings and cash flows because Sprint intends to hold these obligations to maturity unless refinancing conditions are favorable.

Sprint performs interest rate sensitivity analyses on its variable rate debt. These analyses indicate that a 1% change in interest rates would have a $57 million pre-tax impact on the consolidated statements of operations and cash flows at December 31, 2001. While Sprint's variable-rate debt is subject to earnings and cash flows impacts as interest rates change, it is not subject to changes in fair values.

Sprint also prepared a value-at-risk analysis to assess the worst-case impact of past market movements on Sprint's 2002 long-term debt portfolio. Based on that analysis, which used average interest rates from 1980 to present, Sprint is 95% confident that the fair value of outstanding debt would not increase above Sprint's book value over the next six months.

Foreign Currency Risk

Sprint also enters into forward contracts and options in foreign currencies to reduce the impact of changes in foreign exchange rates. Sprint uses foreign currency derivatives to hedge its net foreign currency payable related to settlement of international telecommunications access charges. The dollar equivalent of Sprint's net foreign currency payables was $3 million at December 31, 2001. The potential immediate pre-tax loss to Sprint that would result from a hypothetical 10% change in foreign currency exchange rates based on these positions would be approximately $635 thousand.

Item 8. Financial Statements and Supplementary Data

The information required by Item 8 is incorporated by reference to the section beginning on page F-1.

Item 9. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure

No reportable items.

Part III

Item 10. Directors and Executive Officers of the Registrant

Pursuant to Instruction G(3) to Form 10-K, the information relating to Directors of Sprint required by Item 10 is incorporated by reference from Sprint's definitive proxy statement which is to be filed pursuant to Regulation 14A within 120 days after the end of Sprint's fiscal year ended December 31, 2001.

For information pertaining to Executive Officers of Sprint, as required by Instruction 3 of Paragraph (b) of Item 401 of Regulation S-K, refer to the "Executive

Officers of the Registrant" section of Part I of this document.

Pursuant to Instruction G(3) to Form 10-K, the information relating to compliance with Section 16(a) required by Item 10 is incorporated by reference from Sprint's definitive proxy statement which is to be filed pursuant to Regulation 14A within 120 days after the end of Sprint's fiscal year ended December 31, 2001.

Item 11. Executive Compensation

Pursuant to Instruction G(3) to Form 10-K, the information required by Item 11 is incorporated by reference from Sprint's definitive proxy statement which is to be filed pursuant to Regulation 14A within 120 days after the end of Sprint's fiscal year ended December 31, 2001.

Item 12. Security Ownership of Certain Beneficial Owners and Management

Pursuant to Instruction G(3) to Form 10-K, the information required by Item 12 is incorporated by reference from Sprint's definitive proxy statement which is to be filed pursuant to Regulation 14A within 120 days after the end of Sprint's fiscal year ended December 31, 2001.

Item 13. Certain Relationships and Related Transactions

Pursuant to Instruction G(3) to Form 10-K, the information required by Item 13 is incorporated by reference from Sprint's definitive proxy statement which is to be filed pursuant to Regulation 14A within 120 days after the end of Sprint's fiscal year ended December 31, 2001.

Item 14. Exhibits, Financial Statement Schedules, and Reports on Form 8-K

(a) 1. The consolidated financial statements of Sprint filed as part of this report are listed in the Index to Financial Statements, Financial Statement Schedule and Exhibits.

2. The consolidated financial statement schedule of Sprint filed as part of this report is listed in the Index to Financial Statements, Financial Statement Schedule and Exhibits.

3. The following exhibits are filed as part of this report:

EXHIBITS

(3) Articles of Incorporation and Bylaws:

(a) Articles of Incorporation, as amended.

(b) Bylaws, as amended (filed as Exhibit 3(b) to Sprint Corporation's Quarterly Report on Form 10-Q for the quarter ended March 31, 2000 and incorporated herein by reference).

(4) Instruments defining the Rights of Sprint's Security Holders:

(a) The rights of Sprint's equity security holders are defined in the Fifth, Sixth, Seventh and Eighth Articles of Sprint's Articles of Incorporation. See Exhibit 3(a).

(b) Rights Agreement dated as of November 23, 1998, between Sprint Corporation and UMB Bank, n.a. (filed as Exhibit 4.1 to Amendment No. 1 to Sprint Corporation's Registration Statement on Form 8-A registering Sprint's PCS Group Rights, filed November 25, 1998, and incorporated herein by reference).

(c) Tracking Stock Policies of Sprint Corporation, as amended.

(d) Amended and Restated Standstill Agreement dated November 23, 1998, by and among Sprint Corporation, France Telecom and Deutsche Telekom AG (filed as Exhibit 4E to Post-Effective Amendment No. 2 to Sprint Corporation's Registration Statement on Form S-3 (No. 33-58488) and incorporated herein by reference) as amended by the Master Transfer Agreement dated January 21, 2000 between and among France Telecom, Deutsche Telekom AG, NAB Nordamerika Beteiligungs Holding GmbH, Atlas Telecommunications, S.A., Sprint Corporation, Sprint Global Venture, Inc. and the JV Entities set forth in Schedule II thereto (filed as Exhibit 2 to Sprint Corporation's Current Report on Form 8-K dated January 26, 2000 and incorporated herein by reference).

(e) Indenture, dated as of October 1, 1998, among Sprint Capital Corporation, Sprint Corporation and Bank One, N.A., as Trustee (filed as Exhibit 4(b) to Sprint Corporation's Quarterly Report on Form 10-Q for the quarter ended September 30, 1998, and incorporated herein by reference), as supplemented by the First Supplemental Indenture, dated as of January 15, 1999, among Sprint Capital Corporation, Sprint Corporation and Bank One, N.A., as Trustee (filed as Exhibit 4(b) to Sprint Corporation's Current Report on Form 8-K dated February 2, 1999 and incorporated herein by reference), and as supplemented by the Second Supplemental Indenture dated as of October 15, 2001, among Sprint Capital Corporation, Sprint Corporation and Bank One, N.A. as Trustee (filed as Exhibit 99 to Sprint Corporation's Current Report on Form 8-K/A dated October 17, 2001 and incorporated herein by reference).

(f) Indenture, dated as of October 1, 1998, between Sprint Corporation and Bank One, N.A., as Trustee (filed as Exhibit 4(a) to Sprint Corporation's Quarterly Report on Form 10-Q for the quarter ended September 30, 1998, and incorporated herein by reference), as supplemented by the First Supplemental Indenture, dated as of January 15, 1999, between Sprint Corporation and Bank One, N.A., as Trustee (filed as Exhibit 4(a) to Sprint Corporation's Current Report on Form 8-K dated February 2, 1999 and incorporated herein by reference).

(g) Purchase Contract Agreement, dated as of August 10, 2001, between Sprint Corporation and Bank One, National Association, as purchase contract agent (filed as Exhibit 4(e) to Sprint Corporation's Quarterly Report on Form 10-Q for the quarter ended September 30, 2001 and incorporated herein by reference).

(h) Form of Corporate Units Certificates, including the form of Purchase Contract (included as Exhibit A to the Purchase Contract Agreement filed as Exhibit 4(g)) (filed as Exhibit 4(f) to Sprint Corporation's Quarterly Report on Form 10-Q for the quarter ended September 30, 2001 and incorporated herein by reference).

(i) Pledge Agreement, dated as of August 10, 2001, among Sprint Corporation and Bank One, National Association, as collateral agent and as purchase contract agent (filed as Exhibit 4(g) to Sprint Corporation's Quarterly Report on Form 10-Q for the quarter ended September 30, 2001 and incorporated herein by reference).

(j) Remarketing Agreement, dated as of August 10, 2001, among Sprint Corporation, Sprint Capital Corporation, Bank One, National Association, as purchase contract agent, and UBS Warburg LLC, as remarketing agent (filed as Exhibit 4(h) to Sprint Corporation's Quarterly Report on Form 10-Q for the quarter ended September 30, 2001 and incorporated herein by reference).

(k) Terms of 6% notes due 2006, including form of note (filed as Exhibit 4(i) to Sprint Corporation's Quarterly Report on Form 10-Q for the quarter ended September 30, 2001 and incorporated herein by reference).

(10) Material Agreements

(a) Amended and Restated Stockholders' Agreement among France Telecom, Deutsche Telekom AG and Sprint Corporation, dated as of November 23, 1998 (filed as Exhibit 10(c) to Sprint Corporation Annual Report on Form 10-K for the year ended December 31, 1998 and incorporated herein by reference) as amended by the Master Transfer Agreement dated January 21, 2000 between and among France Telecom, Deutsche Telekom AG, NAB Nordamerika Beteiligungs Holding GmbH, Atlas Telecommunications, S.A., Sprint Corporation, Sprint Global Venture, Inc. and the JV Entities set forth in Schedule II thereto (filed as Exhibit 2 to Sprint Corporation's Current Report on Form 8-K dated January 26, 2000 and incorporated herein by reference).

(b) Amended and Restated Registration Rights Agreement, dated as of November 23, 1998, among Sprint Corporation, France Telecom and Deutsche Telekom A.G. (filed as Exhibit 10.1 to Amendment No. 1 to Sprint Corporation Registration Statement on Form S-3 (No. 333-64241) and incorporated herein by reference) as amended by the Master Transfer Agreement dated January 21, 2000 between and among France Telecom, Deutsche Telekom AG, NAB Nordamerika Beteiligungs Holding GmbH, Atlas Telecommunications, S.A., Sprint Corporation, Sprint Global Venture, Inc. and the JV Entities set forth in Schedule II thereto (filed as Exhibit 2 to Sprint Corporation's Current Report on Form 8-K dated January 26, 2000 and incorporated herein by reference) and as further amended by the Offering Process Agreement dated as of February 20, 2001 between and among France Telecom, Deutsche Telekom AG, NAB Nordamerika Beteiligungs Holding GmbH and Sprint Corporation (filed as Exhibit 10(b) to Sprint Corporation's Annual Report on Form 10-K for the year ended December 31, 2000 and incorporated herein by reference).

(c) Registration Rights Agreement, dated as of November 23, 1998, among Sprint Corporation, Tele-Communications, Inc., Comcast Corporation and Cox Communications, Inc. (filed as Exhibit 10.2 to Amendment No. 1 to Sprint Corporation Registration Statement on Form S-3 (No. 333-64241) and incorporated herein by reference).

(d) Standstill Agreements, dated May 26, 1996, between Sprint Corporation and each of Tele-Communications, Inc., Comcast Corporation and Cox Communications, Inc. (filed as Exhibit 10(g) to Sprint Corporation Annual Report on Form 10-K for the year ended December 31, 1998 and incorporated herein by reference).

(e) 364-Day Credit Agreement, dated as of August 3, 2001, among Sprint Corporation and Sprint Capital Corporation, as Borrowers, and the initial Lenders named therein, as Initial Lenders, and Citibank, N.A., as Administrative Agent, and Salomon Smith Barney Inc. and J.P. Morgan Securities, Inc., as Joint Lead Arrangers and Book Managers, and The Chase Manhattan Bank, as Syndication Agent, and Bank of America, N.A., Deutsche Bank A.G. New York Branch and First United National Bank, as Documentation Agents (filed as Exhibit 10(a) to Sprint Corporation's Quarterly Report on Form 10-Q for the quarter ended September 30, 2001 and incorporated herein by reference).

(f) Five-Year Credit Agreement, dated as of August 7, 1998, among Sprint Corporation and Sprint Capital Corporation, as Borrowers, and the initial Lenders named therein, as Initial Lenders, and

Citibank, N.A., as Administrative Agent, and Morgan Guaranty Trust Company of New York, as Syndication Agent, and Bank of America National Trust and Savings Association and The Chase Manhattan Bank, as Documentation Agents (filed as Exhibit 10.24 to Sprint Corporation Registration Statement on Form S-3 (No. 333-64241) and incorporated herein by reference).

(10) Executive Compensation Plans and Arrangements:

(g) 1990 Stock Option Plan, as amended (filed as Exhibit 99-B to Sprint Corporation's Registration Statement on Form S-8 (No. 333-75664) and incorporated herein by reference).

(h) 1990 Restricted Stock Plan, as amended (filed as Exhibit 10(h) to Sprint Corporation Annual Report on Form 10-K for the year ended December 3, 1999 and incorporated herein by reference).

(i) Executive Deferred Compensation Plan, as amended (filed as Exhibit 10(i) to Sprint Corporation Annual Report on Form 10-K for the year ended December 31, 1999 and incorporated herein by reference). Summary of Amendments to the Executive Deferred Compensation Plan (filed as Exhibit 10(i) to Sprint Corporation's Annual Report on Form 10-K for the year ended December 31, 2000 and incorporated herein by reference).

(j) Management Incentive Stock Option Plan, as amended (filed as Exhibit 99-A to Sprint Corporation's Registration Statement on Form S-8 (No. 333-75664) and incorporated herein by reference).

(k) 1997 Long-Term Stock Incentive Program, as amended.

(l) Sprint Supplemental Executive Retirement Plan, as amended.

(m) Amended and Restated Centel Directors Deferred Compensation Plan (filed as Exhibit 10(m) to Sprint Corporation Annual Report on Form 10-K for the year ended December 31, 1999 and incorporated herein by reference).

(n) Executive Long-Term Incentive Plan (filed as Exhibit 10(j) to Sprint Corporation Annual Report on Form 10-K for the year ended December 31, 1993 and incorporated herein by reference).

(o) Executive Management Incentive Plan (filed as Exhibit 10(k) to Sprint Corporation Annual Report on Form 10-K for the year ended December 31, 1993 and incorporated herein by reference).

(p) Long-Term Incentive Compensation Plan, as amended (filed as Exhibit 10(i) to Sprint Corporation Quarterly Report on Form 10-Q for the quarter ended September 30, 1996, and incorporated herein by reference).

(q) Management Incentive Plan, as amended (filed as Exhibit 10(r) to Sprint Corporation's Annual Report on Form 10-K for the year ended December 31, 2000 and incorporated herein by reference).

(r) Retirement Plan for Directors, as amended (filed as Exhibit 10(u) to Sprint Corporation Annual Report on Form 10-K for the year ended December 31, 1996 and incorporated herein by reference).

(s) Key Management Benefit Plan, as amended (filed as Exhibit 10(g) to Sprint Corporation Quarterly Report on Form 10-Q for the quarter ended September 30, 1996 and incorporated herein by reference).

(t) Agreements Regarding Special Compensation and Post Employment Restrictive Covenants between Sprint Corporation and certain of its Executive Officers (filed as Exhibit 10(d) to Sprint Corporation's Quarterly Report on Form 10-Q for the quarter ended September 30, 1994, Exhibit 10(h) to Sprint Corporation's Quarterly Report on Form 10-Q for the quarter ended March 31, 1996, and Exhibit 10(w) to Sprint Corporation's Annual Report on Form 10-K for the year ended December 31, 1997 and incorporated herein by reference).

(u) Director's Deferred Fee Plan, as amended (filed as Exhibit 10(v) to Sprint Corporation's Annual Report on Form 10-K for the year ended December 31, 1999 and incorporated herein by reference).

(v) Form of Contingency Employment Agreements between Sprint Corporation and certain of its executive officers (filed as Exhibit 10(h) to Sprint Corporation's Quarterly Report on Form 10-Q for the quarter ended September 30, 2000 and incorporated herein by reference).

(w) Form of Indemnification Agreements between Sprint Corporation (formerly United Telecommunications, Inc.) and its Directors and Officers (filed as Exhibit 10(s) to Sprint Corporation's Annual Report on Form 10-K for the year ended December 31, 1991, and incorporated herein by reference).

(x) Summary of Executive Officer Benefits and Board of Directors Benefits and Fees (filed as Exhibit 10(b) to Sprint Corporation's Quarterly Report on Form 10-Q for the quarter ended September 30, 2001 and incorporated herein by reference).

(y) Executive agreement dated as of July 30, 2001 by and among Sprint Corporation, Sprint/United Management Company, and Charles E. Levine (filed as Exhibit 10(c) to Sprint Corporation's Quarterly Report on Form 10-Q for the quarter ended September 30, 2001 and incorporated herein by reference).

(z) Special Incentive Plan (filed as Exhibit 10(g) to Sprint Corporation's Quarterly Report on Form 10-Q for the quarter ended September 30, 2000 and incorporated herein by reference).

(aa) Employment Agreements dated as of February 26, 2001 by and among Sprint Corporation, Sprint/United Management Company and William T. Esrey and Ronald T. LeMay (filed as Exhibit 10(bb) to Sprint Corporation's Annual Report on Form 10-K for the year ended December 31, 2000 and incorporated herein by reference).

(bb) Executive Agreement dated as of July 30, 2001 by and among Sprint Corporation, Sprint/United Management Company, and Len Lauer.

(12) Computation of Ratio of Earnings to Fixed Charges

(21) Subsidiaries of Registrant

(23) Consent of Ernst & Young LLP

Sprint will furnish to the Securities and Exchange Commission, upon request, a copy of the instruments defining the rights of holders of its long-term debt. The total amount of securities authorized under any of said instruments (other than those listed above) does not exceed 10% of the total assets of Sprint.

(b) Reports on Form 8-K

Sprint filed a Current Report on Form 8-K/A dated October 17, 2001 in which it reported that it had announced third quarter 2001 results and that it had announced that it will terminate its effort's to develop and provide Sprint ION services along with additional steps to improve the competitive positioning and reduce operating costs in the FON Group.

The news release regarding third quarter 2001 results, which was included in the Current Report, included the following financial information:

Sprint Corporation Consolidated Statements of Operations
Sprint Corporation Selected Operating Results
Sprint Corporation Consolidated Balance Sheets
Sprint Corporation Condensed Consolidated Cash Flow Information
Sprint Corporation Pro Forma Selected Operating Results
Sprint Corporation PCS Group Net Customer Additions

On February 7, 2002, Sprint filed a Current Report on Form 8-K dated February 4, 2002, in which it reported that it had announced fourth quarter 2001 and calendar year 2001 results.

The news release regarding fourth quarter 2001 and calendar year 2001 results, which was included in the Current Report, included the following financial information:

Sprint Corporation Consolidated Statements of Operations
Sprint Corporation Selected Operating Results
Sprint Corporation Consolidated Balance Sheets
Sprint Corporation Condensed Consolidated Cash Flow Information
Sprint FON Group Summary Financial Information
Sprint Corporation Pro Forma Selected Operating Results
Sprint Corporation PCS Group Net Customer Additions

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SPRINT CORPORATION
(Registrant)

By /s/ Arthur B. Kraause

Arthur B. Krause
Executive Vice President and
Chief Financial Officer

Date: March 5, 2002

Index to Financial Statements, Financial Statement Schedule and Exhibits

SPRINT CORPORATION — Page Reference

Consolidated Financial Statements (including Consolidating Information)

Financial Statement Schedule

Exhibits

MANAGEMENT REPORT

Sprint Corporation's management is responsible for the integrity and objectivity of the information contained in this document. Management is responsible for the consistency of reporting this information and for ensuring that accounting principles generally accepted in the United States are used.

In discharging this responsibility, management maintains a comprehensive system of internal controls and supports an extensive program of internal audits, has made organizational arrangements providing appropriate divisions of responsibility and has established communication programs aimed at assuring that its policies, procedures and principles of business conduct are understood and practiced by its employees.

The financial statements included in this document have been audited by Ernst & Young LLP, independent auditors. Their audits were conducted using auditing standards generally accepted in the United States and their report is included herein.

The Board of Director's responsibility for these financial statements is pursued mainly through its Audit Committee. The Audit Committee, composed entirely of directors who are not officers or employees of Sprint, meets periodically with the internal auditors and independent auditors, both with and without management present, to assure that their respective responsibilities are being fulfilled. The internal and independent auditors have full access to the Audit Committee to discuss auditing and financial reporting matters.

/s/ W. T. Esrey

William T. Esrey
Chairman and Chief Executive Officer

/s/ Arthur B. Krause

Arthur B. Krause
Executive Vice President and Chief Financial Officer

REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Shareholders
Sprint Corporation

We have audited the accompanying consolidated balance sheets of Sprint Corporation (Sprint) as of December 31, 2001 and 2000, and the related consolidated statements of operations, comprehensive income (loss), cash flows and shareholders' equity for each of the three years in the period ended December 31, 2001. Our audits also included the financial statement schedule listed in the Index to Financial Statements, Financial Statement Schedule and Exhibits. These financial statements and the schedule are the responsibility of the management of Sprint. Our responsibility is to express an opinion on these financial statements and the schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Sprint at December 31, 2001 and 2000, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

Ernst & Young LLP

Kansas City, Missouri
February 4, 2002

CONSOLIDATED STATEMENTS OF OPERATIONS
(millions)

	Sprint Corporation		
	Consolidated		
Years Ended December 31,	2001	2000	1999
Net Operating Revenues	$26,071	$23,613	$20,265
Operating Expenses			
Costs of services and products	12,995	11,620	10,363
Selling, general and administrative	7,325	6,919	6,557
Depreciation	4,217	3,538	3,146
Amortization	382	606	506
Restructuring and asset impairments	1,814	238	—
Merger related costs	—	187	—
Total operating expenses	26,733	23,108	20,572
Operating Income (Loss)	(662)	505	(307)
Interest expense	(1,181)	(990)	(860)
Intergroup interest charge	—	—	—
Minority interest	—	—	20
Other income (expense), net	(183)	(217)	75
Income (loss) from continuing operations before income taxes	(2,026)	(702)	(1,072)
Income tax (expense) benefit	624	126	327
Income (Loss) from Continuing Operations	(1,402)	(576)	(745)
Discontinued operation, net	—	675	(130)
Extraordinary items, net	(1)	(4)	(60)
Cumulative effect of changes in accounting principles, net	2	(2)	—
Net Income (Loss)	(1,401)	93	(935)
Preferred stock dividends (paid) received	(7)	(7)	(8)
Earnings (loss) applicable to common stock	$ (1,408)	$ 86	$ (943)
Diluted Earnings (Loss) per Common Share[1],[2]			
Continuing operations			
Discontinued operations			
Extraordinary items			
Total			
Diluted weighted average common shares[2]			
Basic Earnings (Loss) per Common Share[1]			
Continuing operations			
Discontinued operations			
Extraordinary items			
Total			
Basic weighted average common shares[2]			
DIVIDENDS PER COMMON SHARE			
FON common stock[1]			
Class A common stock			

[1] *In the 2000 first quarter, Sprint effected a two-for-one stock split of its PCS common stock. In the 1999 second quarter, Sprint effected a two-for-one stock split of its Sprint FON common stock. As a result, basic and diluted earnings (loss) per common share, weighted average common shares and dividends for Sprint FON common stock and Sprint PCS common stock have been restated for periods prior to these stock splits.*

[2] *As the effects of including the incremental shares associated with options and Employees Stock Purchase Plan shares are antidilutive, both basic loss per share and diluted loss per share reflect the same calculation in these consolidated statements of operations for the PCS Group for all periods presented and for the year ended December 31, 2001 for the FON Group.*

See accompanying Notes to Consolidated Financial Statements.

Eliminations/Reclassifications			Sprint FON Group			Sprint PCS Group		
2001	2000	1999	2001	2000	1999	2001	2000	1999
$(578)	$(416)	$(268)	$16,924	$17,688	$17,160	$ 9,725	$ 6,341	$ 3,373
(578)	(416)	(268)	8,278	8,094	7,481	5,295	3,942	3,150
—	—	—	4,408	4,493	4,620	2,917	2,426	1,937
—	—	—	2,431	2,199	2,086	1,786	1,339	1,060
—	—	—	18	68	43	364	538	463
—	—	—	1,804	238	—	10	—	—
—	—	—	—	163	—	—	24	—
(578)	(416)	(268)	16,939	15,255	14,230	10,372	8,269	6,610
—	—	—	(15)	2,433	2,930	(647)	(1,928)	(3,237)
15	19	20	(345)	(313)	(350)	(851)	(696)	(530)
—	—	—	288	237	168	(288)	(237)	(168)
—	—	—	—	—	—	—	—	20
(26)	(19)	(20)	(56)	(187)	49	(101)	(11)	46
(11)	—	—	(128)	2,170	2,797	(1,887)	(2,872)	(3,869)
4	—	—	(18)	(878)	(1,061)	638	1,004	1,388
(7)	—	—	(146)	1,292	1,736	(1,249)	(1,868)	(2,481)
—	—	—	—	675	(130)	—	—	—
7	—	—	(1)	(1)	(39)	(7)	(3)	(21)
—	—	—	—	(2)	—	2	—	—
—	—	—	(147)	1,964	1,567	(1,254)	(1,871)	(2,502)
—	—	—	7	7	7	(14)	(14)	(15)
$ —	$ —	$ —	$ (140)	$ 1,971	$ 1,574	$(1,268)	$(1,885)	$(2,517)
			$ (0.16)	$ 1.45	$ 1.97	$ (1.27)	$ (1.95)	$ (2.71)
			—	0.76	(0.15)	—	—	—
			—	—	(0.04)	(0.01)	—	(0.02)
			$ (0.16)	$ 2.21	$ 1.78	$ (1.28)	$ (1.95)	$ (2.73)
			886.8	892.4	887.2	989.7	966.5	920.4
			$ (0.16)	$ 1.47	$ 2.01	$ (1.27)	$ (1.95)	$ (2.71)
			—	0.77	(0.15)	—	—	—
			—	—	(0.05)	(0.01)	—	(0.02)
			$ (0.16)	$ 2.24	$ 1.81	$ (1.28)	$ (1.95)	$ (2.73)
			886.8	880.9	868.0	989.7	966.5	920.4
			$ 0.50	$ 0.50	$ 0.50	$ —	$ —	$ —
			$ 0.125	$ 0.50	$ 0.625	$ —	$ —	$ —

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(millions)

	Sprint Corporation		
	Consolidated		
Years Ended December 31,	2001	2000	1999
Net Income (Loss)	$(1,401)	$ 93	$(935)
Other Comprehensive Income (Loss)			
Net unrealized holding gains (losses) on securities (net of consolidated income tax (expense) benefit of $(5), $23, and $(20))	7	(41)	34
Total net reclassification adjustments for gains included in net income (loss) (net of consolidated income tax expense of $9, $5, and $32)	(15)	(10)	(57)
Total net unrealized holding gains (losses) on securities	(8)	(51)	(23)
Foreign currency translation adjustments	(17)	(9)	—
Reclassification adjustment for losses included in net income (loss)	31	—	—
Total foreign currency translation adjustments	14	(9)	—
Net unrealized losses on qualifying cash flow hedges	(4)	—	—
Cumulative effect of change in accounting principle	(9)	—	—
Total other comprehensive income (loss)	(7)	(60)	(23)
Comprehensive Income (Loss)	$(1,408)	$ 33	$(958)

See accompanying Notes to Consolidated Financial Statements.

Eliminations/Reclassifications			Sprint FON Group			Sprint PCS Group		
2001	2000	1999	2001	2000	1999	2001	2000	1999
$ —	$ —	$ —	$(147)	$1,964	$1,567	$(1,254)	$(1,871)	$(2,502)
5	—	8	2	(44)	21	—	3	5
7	—	—	(22)	(2)	(57)	—	(8)	—
12	—	8	(20)	(46)	(36)	—	(5)	5
—	—	—	(16)	(12)	—	(1)	3	—
—	—	—	31	—	—	—	—	—
—	—	—	15	(12)	—	(1)	3	—
—	—	—	(4)	—	—	—	—	—
—	—	—	(9)	—	—	—	—	—
12	—	8	(18)	(58)	(36)	(1)	(2)	5
$ 12	$ —	$ 8	$(165)	$1,906	$1,531	$(1,255)	$(1,873)	$(2,497)

CONSOLIDATED BALANCE SHEETS
(millions)

	Sprint Corporation	
	Consolidated	
December 31,	*2001*	*2000*
Assets		
Current assets		
Cash and equivalents	$ 313	$ 239
Accounts receivable, net of consolidated allowance for doubtful accounts of $484 and $406	3,806	4,028
Inventories	690	949
Prepaid expenses	388	366
Receivable from the PCS Group	—	—
Current tax benefit receivable from the FON Group	—	—
Other	365	391
Total current assets	5,562	5,973
Property, plant and equipment		
FON Group	34,113	30,998
PCS Group	14,634	12,117
Total property, plant and equipment	48,747	43,115
Accumulated depreciation	(19,770)	(17,799)
Net property, plant and equipment	28,977	25,316
Investments in and advances to affiliates	288	607
Intangibles		
Goodwill	4,737	4,739
PCS licenses and microwave relocation costs	3,429	3,470
Other intangibles	2,405	2,490
Total intangibles	10,571	10,699
Accumulated amortization	(1,509)	(1,134)
Net intangibles	9,062	9,565
Other assets	1,904	1,607
Total	$ 45,793	$ 43,068

See accompanying Notes to Consolidated Financial Statements.

Eliminations/Reclassifications		Sprint FON Group		Sprint PCS Group	
2001	2000	2001	2000	2001	2000
$ —	$ —	$ 134	$ 122	$ 179	$ 117
—	—	2,415	3,126	1,391	902
—	—	248	434	442	515
—	—	253	276	135	90
(234)	(334)	234	334	—	—
—	(26)	—	—	—	26
—	(2)	201	193	164	200
(234)	(362)	3,485	4,485	2,311	1,850
—	—	34,113	30,998	—	—
—	—	—	—	14,634	12,117
—	—	34,113	30,998	14,634	12,117
(47)	(39)	(16,605)	(15,165)	(3,118)	(2,595)
(47)	(39)	17,508	15,833	11,516	9,522
(280)	(383)	417	842	151	148
—	—	31	31	4,706	4,708
—	—	—	—	3,429	3,470
—	—	1,613	1,697	792	793
—	—	1,644	1,728	8,927	8,971
—	—	(77)	(57)	(1,432)	(1,077)
—	—	1,567	1,671	7,495	7,894
—	—	1,187	1,258	717	349
$(561)	$(784)	$24,164	$24,089	$22,190	$19,763

CONSOLIDATED BALANCE SHEETS (continued)
(millions, except per share data)

	Sprint Corporation	
	Consolidated	
December 31,	2001	2000
Liabilities and Shareholders' Equity		
Current liabilities		
Short-term borrowings and current maturities of long-term debt	$ 4,401	$ 1,205
Accounts payable	2,113	2,285
Construction obligations	577	997
Accrued interconnection costs	569	547
Accrued taxes	468	440
Advance billings	731	607
Accrued restructuring costs	390	—
Payroll and employee benefits	569	498
Accrued interest	309	255
Payables to the FON Group	—	—
Other	1,309	1,134
Total current liabilities	11,436	7,968
Noncurrent liabilities		
Long-term debt and capital lease obligations	16,501	17,514
Equity unit notes	1,725	—
Deferred income taxes and investment tax credits	1,553	1,827
Postretirement and other benefit obligations	948	1,077
Other	758	710
Total noncurrent liabilities	21,485	21,128
Redeemable preferred stock	256	256
Shareholders' equity		
Common stock		
Class A FT, par value $.50 and $2.50 per share, 100.0 shares authorized, 43.1 and 43.1 shares issued and outstanding	22	108
Class A DT, par value $0.00 and $2.50 per share, 100.0 shares authorized, 0.0 and 43.1 shares issued and outstanding	—	108
FON, par value $2.00 per share, 4,200.0 shares authorized, 888.8 and 798.8 shares issued and 888.8 and 798.4 shares outstanding	1,778	1,598
PCS, par value $1.00 per share, 4,600.0 and 2,350.0 shares authorized, 986.7 and 933.1 shares issued and outstanding	987	933
Capital in excess of par or stated value	10,076	9,380
Retained earnings (deficit)	(261)	1,578
Treasury stock, at cost, 0.0 and 0.4 shares	—	(10)
Accumulated other comprehensive income	14	21
Combined attributed net assets	—	—
Total shareholders' equity	12,616	13,716
Total	$45,793	43,068

See accompanying Notes to Consolidated Financial Statements.

Eliminations/Reclassifications		Sprint FON Group		Sprint PCS Group	
2001	2000	2001	2000	2001	2000
$ —	$ (65)	$ 2,056	$ 1,026	$ 2,345	$ 244
—	—	1,432	1,598	681	687
—	—	—	—	577	997
—	—	569	547	—	—
—	(27)	239	264	229	203
—	—	499	462	232	145
—	—	390	—	—	—
—	—	449	377	120	121
—	—	47	109	262	146
(234)	(269)	—	—	234	269
(47)	(40)	617	594	739	580
(281)	(401)	6,298	4,977	5,419	3,392
—	(104)	3,258	3,482	13,243	14,136
—	—	—	—	1,725	—
—	(6)	1,552	1,743	1	90
—	—	948	1,077	—	—
—	—	394	457	364	253
—	(110)	6,152	6,759	15,333	14,479
(280)	(280)	10	10	526	526
22	108	—	—	—	—
—	108	—	—	—	—
1,778	1,598	—	—	—	—
987	933	—	—	—	—
10,076	9,380	—	—	—	—
(261)	1,578	—	—	—	—
—	(10)	—	—	—	—
14	21	—	—	—	—
(12,616)	(13,709)	11,704	12,343	912	1,366
—	7	—	—	—	—
$ (561)	$ (784)	$24,164	$24,089	$22,190	$19,763

CONSOLIDATED STATEMENTS OF CASH FLOWS
(millions)

	Sprint Corporation		
	Consolidated		
Years Ended December 31,	2001	2000	1999
Operating Activities			
Net income (loss)	$(1,401)	$ 93	$ (935)
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities:			
Discontinued operation, net	—	(675)	130
Extraordinary items, net	1	4	60
Equity in net losses of affiliates	175	256	70
Depreciation and amortization	4,599	4,144	3,652
Deferred income taxes and investment tax credits	(695)	(205)	(333)
Non-cash portion of restructuring charge	59	—	—
Benefit plan curtailment gain	(120)	—	—
Net losses (gains) on sales of assets	4	(130)	(183)
Net losses on write-down of assets	1,491	365	102
Changes in assets and liabilities:			
Accounts receivable, net	222	(640)	(700)
Inventories and other current assets	133	146	(778)
Accounts payable and other current liabilities	366	947	906
Current tax benefit receivable from the FON Group	—	—	—
Affiliate receivables and payables, net	—	—	—
Noncurrent assets and liabilities, net	(131)	(26)	(63)
Other, net	(12)	18	11
Net cash provided (used) by operating activities	4,691	4,297	1,939
Investing Activities			
Capital expenditures	(9,046)	(7,152)	(6,114)
Repayments from Sprint PCS	—	—	—
Investments in and loans to other affiliates, net	(66)	(889)	(135)
Net proceeds from sales of assets	301	258	243
Purchase of broadband fixed wireless companies, net of cash acquired	—	—	(618)
Other, net	33	(9)	(136)
Net cash used by continuing operations	(8,778)	(7,792)	(6,760)
Proceeds from sale of investment in Global One	—	1,403	—
Net investing activities of discontinued operation	—	—	(384)
Net cash used by investing activities	(8,778)	(6,389)	(7,144)
Financing Activities			
Proceeds from debt	7,652	3,596	6,921
Payments on debt	(5,389)	(1,339)	(2,949)
Proceeds from equity unit notes	1,725	—	—
Proceeds from common stock issued	608	269	957
Proceeds from treasury stock issued	3	12	134
Dividends paid	(451)	(448)	(441)
Treasury stock purchased	—	(61)	(48)
Other, net	13	182	146
Net cash provided (used) by financing activities	4,161	2,211	4,720
Increase (Decrease) in Cash and Equivalents	74	119	(485)
Cash and Equivalents at Beginning of Period	239	120	605
Cash and Equivalents at End of Period	$ 313	$ 239	$ 120

See accompanying Notes to Consolidated Financial Statements.

Eliminations/Reclassifications			Sprint FON Group			Sprint PCS Group		
2001	2000	1999	2001	2000	1999	2001	2000	1999
$ —	$ —	$ —	$(147)	$1,964	1,567	$(1,254)	$(1,871)	$(2,502)
—	—	—	—	(675)	130	—	—	—
(7)	—	—	1	1	39	7	3	21
—	—	—	64	201	70	111	55	—
—	—	—	2,449	2,267	2,129	2,150	1,877	1,523
—	—	—	(238)	386	220	(457)	(591)	(553)
—	—	—	56	—	—	3	—	—
—	—	—	(120)	—	—	—	—	—
—	—	—	18	(83)	(158)	(14)	(47)	(25)
—	—	—	1,491	365	102	—	—	—
—	—	—	711	(316)	(459)	(489)	(324)	(241)
(2)	411	(411)	118	39	(130)	17	(304)	(237)
24	(144)	268	359	444	275	(17)	647	363
(26)	(267)	123	—	—	—	26	267	(123)
—	—	—	54	(155)	(35)	(54)	155	35
1	—	—	(186)	(103)	(76)	54	77	13
10	—	(49)	(45)	(30)	26	23	48	34
—	—	(69)	4,585	4,305	3,700	106	(8)	(1,692)
—	—	—	(5,295)	(4,105)	(3,534)	(3,751)	(3,047)	(2,580)
—	—	(314)	—	—	314	—	—	—
—	—	—	(37)	(686)	(135)	(29)	(203)	—
—	—	—	263	51	90	38	207	153
—	—	—	—	—	(618)	—	—	—
—	—	15	33	2	(69)	—	(11)	(82)
—	—	(299)	(5,036)	(4,738)	(3,952)	(3,742)	(3,054)	(2,509)
—	—	—	—	1,403	—	—	—	—
—	—	—	—	—	(384)	—	—	—
—	—	(299)	(5,036)	(3,335)	(4,336)	(3,742)	(3,054)	(2,509)
—	—	—	2,625	344	1,020	5,027	3,252	5,901
—	—	314	(1,604)	(932)	(529)	(3,785)	(407)	(2,734)
—	—	—	—	—	—	1,725	—	—
—	—	—	21	148	52	587	121	905
—	—	—	3	12	134	—	—	—
—	—	—	(437)	(433)	(426)	(14)	(15)	(15)
—	—	—	—	(61)	(48)	—	—	—
—	—	54	(145)	(30)	105	158	212	(13)
—	—	368	463	(952)	308	3,698	3,163	4,044
—	—	—	12	18	(328)	62	101	(157)
—	—	—	122	104	432	117	16	173
$ —	$ —	$ —	$ 134	$ 122	$104	$ 179	$ 117	$ 16

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(millions)

Sprint Corporation

	Class A FT Common Stock	Class A DT Common Stock	FON Common Stock	PCS Common Stock
Beginning 1999 balance	$ 108	$ 108	$ 701	$ 375
Net income (loss)	—	—	—	—
FON common stock dividends	—	—	—	—
Class A common stock dividends	—	—	—	—
PCS preferred stock dividends	—	—	—	—
FON Series 3 common stock issued	—	—	2	—
PCS Series 1 common stock issued	—	—	—	27
PCS Series 2 common stock issued	—	—	—	24
PCS Series 3 common stock issued	—	—	—	7
Two-for-one stock splits	—	—	873	477
Treasury stock purchased	—	—	—	—
Treasury stock issued	—	—	—	—
Tax benefit from stock compensation	—	—	—	—
Other, net	—	—	—	—
Ending 1999 balance	108	108	1,576	910
Net income (loss)	—	—	—	—
FON common stock dividends	—	—	—	—
Class A common stock dividends	—	—	—	—
PCS preferred stock dividends	—	—	—	—
FON Series 1 common stock issued	—	—	22	—
PCS Series 1 common stock issued	—	—	—	23
Treasury stock purchased	—	—	—	—
Treasury stock issued	—	—	—	—
Tax benefit from stock compensation	—	—	—	—
Intergroup stock compensation	—	—	—	—
Other, net	—	—	—	—
Ending 2000 balance	108	108	1,598	933
Net loss	—	—	—	—
FON common stock dividends	—	—	—	—
Class A common stock dividends	—	—	—	—
PCS preferred stock dividends	—	—	—	—
Conversion of common stock underlying Class A common stock	(86)	(108)	172	22
FON Series 1 common stock issued	—	—	8	—
PCS Series 1 common stock issued	—	—	—	32
Treasury stock issued	—	—	—	—
Fair value of contract adjustment payment liability	—	—	—	—
Tax benefit from stock compensation	—	—	—	—
Intergroup stock compensation	—	—	—	—
Other, net	—	—	—	—
Ending 2001 balance	$ 22	$ —	$1,778	$ 987
Shares Outstanding				
Beginning 1999 balance	43.1	43.1	344.5	372.7
FON Series 3 common stock issued	—	—	1.2	—
PCS Series 1 common stock issued	—	—	—	27.1
PCS Series 2 common stock issued	—	—	—	24.3
PCS Series 3 common stock issued	—	—	—	6.9
Two-for-one stock splits	—	—	433.5	476.7
Treasury stock purchased	—	—	(0.6)	—
Treasury stock issued	—	—	9.4	2.7
Ending 1999 balance	43.1	43.1	788.0	910.4
FON Series 1 common stock issued	—	—	10.8	—
PCS Series 1 common stock issued	—	—	—	22.7
Treasury stock purchased	—	—	(2.0)	—
Treasury stock issued	—	—	1.6	—
Ending 2000 balance	43.1	43.1	798.4	933.1
Conversion of common stock underlying Class A common stock	—	—	86.2	21.6
Cancellation of Class A DT common stock stock	—	(43.1)	—	—
FON Series 1 common stock issued	—	—	3.8	—
PCS Series 1 common stock issued	—	—	—	32.0
Treasury stock issued	—	—	0.4	—
Ending 2001 balance	43.1	—	888.8	986.7

See accompanying Notes to Consolidated Financial Statements.

Capital In Excess of Par or Stated Value	Retained Earnings (deficit)	Treasury Stock	Other	Consolidated Total	Eliminations	Combined Attributed Net Assets	
						Sprint FON Group	*Sprint PCS Group*
$ 7,586	$3,651	$(426)	$99	$12,202	$ (51)	$ 9,024	$3,229
—	(935)	—	—	(935)	—	1,567	(2,502)
—	(380)	—	—	(380)	—	(380)	—
—	(54)	—	—	(54)	—	(54)	—
—	(8)	—	—	(8)	—	7	(15)
50	—	—	—	52	—	52	—
674	—	—	—	701	—	—	701
1,122	—	—	—	1,146	—	—	1,146
210	—	—	—	217	—	—	217
(1,350)	—	—	—	—	—	—	—
—	—	(48)	—	(48)	—	(48)	—
—	(315)	472	—	157	—	157	—
254	—	—	—	254	—	223	31
23	2	—	(16)	9	56	(34)	(13)
8,569	1,961	(2)	83	13,313	5	10,514	2,794
—	93	—	—	93	—	1,964	(1,871)
—	(398)	—	—	(398)	—	(398)	—
—	(44)	—	—	(44)	—	(44)	—
—	(7)	—	—	(7)	—	7	(14)
180	—	—	—	202	—	202	—
207	—	—	—	230	—	—	230
—	—	(61)	—	(61)	—	(61)	—
—	(29)	53	—	24	—	24	—
424	—	—	—	424	—	276	148
—	—	—	—	—	—	(80)	80
—	2	—	(62)	(60)	2	(61)	(1)
9,380	1,578	(10)	21	13,716	7	12,343	1,366
—	(1,401)	—	—	(1,401)	—	(147)	(1,254)
—	(433)	—	—	(433)	—	(433)	—
—	(11)	—	—	(11)	—	(11)	—
—	(7)	—	—	(7)	—	7	(14)
—	—	—	—	—	—	—	—
78	—	—	—	86	—	86	—
671	—	—	—	703	—	—	703
—	(3)	10	—	7	—	7	—
(53)	—	—	—	(53)	—	—	(53)
17	—	—	—	17	—	9	8
—	—	—	—	—	—	(160)	160
(17)	16	—	(7)	(8)	(7)	3	(4)
$10,076	$ (261)	$ —	$14	$12,616	$ —	$11,704	$ 912

1. Summary of Significant Accounting Policies

Tracking Stock Formation

In November 1998, Sprint's shareholders approved the allocation of all of Sprint's assets and liabilities into two groups, the FON Group and the PCS Group, as well as the creation of the FON common stock and the PCS common stock. In addition, Sprint purchased the remaining ownership interests in Sprint Spectrum Holding Company, L.P. and PhillieCo, L.P. (together, Sprint PCS), other than a minority interest in Cox Communications PCS, L.P. (Cox PCS). Sprint acquired these ownership interests from Tele-Communications, Inc., Comcast Corporation and Cox Communications, Inc. (the Cable Partners). In exchange, Sprint issued the Cable Partners special low-vote PCS shares and warrants to acquire additional PCS shares. Sprint also issued the Cable Partners shares of a new class of preferred stock convertible into PCS shares. The purchase of the Cable Partners' interests is referred to as the PCS Restructuring. In the 1999 second quarter, Sprint acquired the remaining minority interest in Cox PCS.

Also in November 1998, Sprint reclassified each of its publicly traded common shares into one share of FON stock and 1/2 share of PCS stock. This recapitalization was tax-free to shareholders. In addition, the Class A common shares owned by France Telecom (FT) and Deutsche Telekom AG (DT) were reclassified into shares representing both FON stock and PCS stock. These transactions are referred to as the Recapitalization.

In connection with the PCS Restructuring, FT and DT purchased 5.1 million additional PCS shares (pre-split basis).

At the end of 2001, FT no longer held FON shares and DT no longer held either FON or PCS shares.

FON common stock and PCS common stock are intended to reflect the financial results and economic value of the FON and PCS Groups. However, they are classes of common stock of Sprint, not of the group they are intended to track. Accordingly, FON and PCS shareholders are subject to the risks related to an equity investment in Sprint and all of Sprint's businesses, assets and liabilities. Shares of FON common stock and PCS common stock do not represent a direct legal interest in the assets and liabilities allocated to either group, as Sprint owns all of the assets and liabilities of both of the groups. Sprint's Board may, subject to the restrictions in Sprint's articles of incorporation, change the allocation of the assets and liabilities that comprise each of the FON Group and the PCS Group without shareholder approval.

Board Discretion Regarding Tracking Stocks

Sprint's Board has the discretion to, among other things, make operating and financial decisions that could favor one group over the other and, subject to the restrictions in Sprint's articles of incorporation, to change the allocation of the assets and liabilities that comprise each of the FON Group and the PCS Group without shareholder approval. Under the applicable corporate law, Sprint's Board owes its fiduciary duties to all of Sprint's shareholders and there is no board of directors that owes separate duties to the holders of either the FON common stock or the PCS common stock. The Tracking Stock Policies provide that the Board, in resolving material matters in which the holders of FON common stock and PCS common stock have potentially divergent interests, will act in the best interests of Sprint and all of its common shareholders after giving fair consideration to the potentially divergent interests of the holders of the separate classes of Sprint common stock. These policies may be changed by the Board without shareholder approval. Given the Board's discretion in these matters, it may be difficult to assess the future prospects of each group based on past performance.

Basis of Consolidation and Presentation

The consolidated financial statements include the accounts of Sprint, its wholly owned subsidiaries and subsidiaries it controls. Investments in entities in which Sprint exercises significant influence, but does not control, are accounted for using the equity method (see Note 3).

The consolidated financial statements are prepared using accounting principles generally accepted in the United States. These principles require management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported amounts of revenues and expenses. Actual results could differ from those estimates.

Certain prior-year amounts have been reclassified to conform to the current-year presentation. These reclassifications had no effect on the results of operations or shareholders' equity as previously reported.

Classification of Operations

The PCS stock is intended to reflect the performance of Sprint's wireless PCS operations. The FON stock is intended to reflect the performance of all of Sprint's other operations. Sprint operates in four lines of business: the global markets division, the local telecommunications division, the product distribution and directory publishing businesses and the PCS wireless telephony products and services business, known as the PCS Group.

Global Markets Division

The global markets division provides a broad suite of communications services targeted to domestic business and residential customers, multinational corporations and other communications companies. These services include domestic and international voice; data communications using various protocols such as Internet Protocol and frame relay (a data service that transfers packets of data over Sprint's network), and managed network services. In addition, the global markets division is expanding its ability to provide web and applications hosting, consulting services, and colocation services. Through this division Sprint also provides broadband services and digital subscriber line services, which enable high-speed transmission of data over existing copper telephone lines between the customer and the service provider.

The global markets division also includes the operating results of the cable TV service operations of the broadband fixed wireless companies after their 1999 acquisition dates. During 2000, Sprint converted several markets served by Multipoint Multichannel Distribution Services (MMDS) capabilities from cable TV services to high-speed data services. The global markets division's operating results reflect the development costs and the operating revenues and expenses of these broadband fixed wireless services. In the 2001 fourth quarter Sprint announced it would halt further deployment of MMDS services using current direct sight access technology. Current customers will continue to receive service and Sprint will wait for development of second generation technology and pursue alternative strategies for the spectrum leases and licenses.

Included in the global markets division are the costs of establishing international operations beginning in 2000.

This division also includes the FON Group's investments in EarthLink, Inc. (EarthLink), an Internet service provider; Call-Net, a long distance provider in Canada operating under the Sprint brand name; Intelig Telecommunicacoes Ltda., (Intelig), a long distance provider in Brazil; and certain other telecommunications investments and ventures.

Local Division

The local division consists mainly of regulated local phone companies serving approximately 8.2 million access lines in 18 states. It provides local voice and data services, access by phone customers and other carriers to the local network, consumer long distance services to customers within its franchise territories, sales of telecommunications equipment, and other long distance services within certain regional calling areas, or LATAs.

Product Distribution & Directory Publishing Businesses

The product distribution business provides wholesale distribution services of telecommunications products. The directory publishing business publishes and markets white and yellow page phone directories.

Sprint PCS Group

The PCS Group includes Sprint's wireless PCS operations. It operates a 100% digital PCS wireless network in the United States with licenses to provide service nationwide using a single frequency and a single technology. At year-end 2001, the PCS Group, together with third party affiliates, operated PCS systems in over 300 metropolitan markets, including the 50 largest U.S. metropolitan areas.

The PCS Group has licenses to serve the entire U.S. population, including Puerto Rico and the U.S. Virgin Islands. The service offered by the PCS Group and its third party affiliates now covers more than 247 million people. The PCS Group provides nationwide service through a combination of:

- operating its own digital network in major U.S. metropolitan areas,
- affiliating with other companies, mainly in and around smaller U.S. metropolitan areas,
- roaming on other providers' analog cellular networks using multi-mode handsets, and
- roaming on other providers' digital networks that use code division multiple access technology (CDMA).

The PCS Group also provides wholesale PCS services to companies that resell the services to their customers on a retail basis. These companies pay the PCS Group a discounted price for their customers' usage, but bear the costs of acquisition and customer service.

The PCS Group also includes its investments in Pegaso Telecomunicaciones, S.A. de C.V. (Pegaso), a wireless PCS operation in Mexico, BidCo, a joint venture to acquire wireless spectrum rights, and Virgin Mobile U.S.A., a joint venture to market wireless services. These investments are accounted for using the equity method.

Intergroup Transactions and Allocations

Intergroup Transactions

The PCS Group uses the long distance operation of the FON Group as its interexchange carrier and purchases wholesale long distance for resale to its customers. Additionally, the FON Group provides the PCS Group with Caller ID services and various other goods and services. Charges to the PCS Group for these items totaled $570 million in 2001, $392 million in 2000 and $276 million in 1999. Also included in these amounts are charges for goods capitalized by the PCS Group. These capitalized charges totaled $12 million in 2001, $15 million in 2000 and $16 million in 1999. The service charges less capitalized charges are included in the FON Group's net operating revenues.

The PCS Group provides the FON Group with access to its network and telemarketing and various other services. Charges to the FON Group for these items totaled $20 million in 2001, $39 million in 2000 and $8 million in 1999. These amounts are included in PCS Group's net operating revenues.

The FON Group provides printing, mailing and warehousing services to the PCS Group. Charges to the PCS Group for these services totaled $236 million in 2001, $150 million in 2000 and $65 million in 1999. These amounts are included in PCS Group's operating expenses.

Related Party Transactions

The Cable Partners advanced PhillieCo, L.P. $26 million in 1998. These advances were repaid in the 1999 first quarter.

Sprint loaned Sprint PCS $114 million in 1998, which was repaid in the 1999 first quarter.

Allocation of Shared Services

Sprint directly assigns, where possible, certain general and administrative costs to the FON Group and the PCS Group based on their actual use of those services. Where direct assignment of costs is not possible, or practical, Sprint uses other indirect methods, including time studies, to estimate the allocation of costs to each group. Cost allocation methods other than time studies include factors (general, marketing or headcount) derived from the operating unit's relative share of the predefined category referenced (e.g. headcount). Sprint believes that the costs allocated are comparable to the costs that would be incurred if the groups would have been operating on a stand-alone basis. Costs for shared services totaled approximately $542 million in 2001, $605 million in 2000 and $654 million in 1999. The percentage of these costs allocated to the PCS Group were approximately 23% in 2001, 15% in 2000 and 8% in 1999 with the balance allocated to the FON Group. The allocation of shared services may change at the discretion of Sprint's board and does not require shareholder approval.

Allocation of Group Financing

Financing activities for the groups are managed by Sprint on a centralized basis. Debt incurred by Sprint on behalf of the groups is specifically allocated to and reflected in the financial statements of the applicable group. Interest expense is allocated to the PCS Group based on an interest rate that is substantially equal to the rate it would be able to obtain from third parties as a direct or indirect wholly owned Sprint subsidiary, but without the benefit of any guarantee by Sprint or any member of the FON Group. That interest rate is higher than the rate Sprint obtains on borrowings. The difference between Sprint's actual interest rate and the rate charged to the PCS Group is reflected as a reduction in the FON Group's interest expense and totaled $288 million in 2001, $237 million in 2000 and $168 million in 1999. These amounts are reflected in the "Intergroup interest charge" on the Consolidated Statements of Operations.

The FON Group earned intergroup interest income and the PCS Group incurred intergroup interest expense of $15 million in 2001, $19 million in 2000 and $20 million in 1999 primarily related to the FON Group's ownership of PCS Group debt securities. Sprint redeemed these securities in the 2001 fourth quarter. As a result of this redemption, the FON Group recognized an $11 million pre-tax gain to other income (expense), net and the PCS Group recorded a $7 million after-tax extraordinary loss.

Under Sprint's centralized cash management program, one group may advance funds to the other group. These advances are accounted for as short-term borrowings between the groups and bear interest at a market rate that is substantially equal to the rate that group would be able to obtain from third parties on a short-term basis.

The allocation of group financing activities may change at the discretion of Sprint's board and does not require shareholder approval.

Allocation of Federal and State Income Taxes

Sprint files a consolidated federal income tax return and certain state income tax returns which include FON Group and PCS Group results. In connection with the PCS Restructuring, Sprint adopted a tax sharing agreement which provided for the allocation of income taxes between the two groups. The FON Group's income taxes are calculated as if it files returns which exclude the PCS Group. The PCS Group's income taxes reflect the PCS Group's incremental cumulative impact on Sprint's consolidated income taxes. Intergroup tax payments are satisfied on the date Sprint's related tax payment is due to or the refund is received from the applicable tax authority.

The tax sharing agreement applied to tax years ending on or before December 31, 2001. In December 2001, Sprint adopted a continuation of this tax sharing arrangement except for the elimination of certain provisions addressing certain types of acquisitions or restructurings, which never became operable under the original agreement.

Income Taxes

Sprint records deferred income taxes based on temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and their tax bases.

Revenue Recognition

Sprint recognizes operating revenues as services are rendered or as products are delivered to customers. Service activation and certain installation fees are deferred and amortized over the average life of the service. Sprint's directory publishing business recognizes revenues for directory services over the life of the related directory (amortization method).

Advertising Expense

Sprint recognizes advertising expense as incurred. These expenses include production, media and other promotional and sponsorship costs. Total advertising expenses totaled $1.1 billion in 2001, $1.2 billion in 2000 and $1.2 billion in 1999.

Cash and Equivalents

Cash equivalents generally include highly liquid investments with original maturities of three months or less. They are stated at cost, which approximates market value. Sprint uses controlled disbursement banking arrangements as part of its cash management program. Outstanding checks in excess of cash balances, which were included in accounts payable, totaled $568 million at year-end 2001 and $636 million at year-end 2000. Sprint had sufficient funds available to fund the outstanding checks when they were presented for payment.

Investments in Equity Securities

Investments in marketable equity securities are classified as available for sale and reported at fair value (estimated based on quoted market prices). Gross unrealized holding gains and losses are reflected in the Consolidated Balance Sheets as adjustments to "Shareholders' equity—Accumulated other comprehensive income," net of related income taxes.

Inventories

Inventories for the FON Group are stated at the lower of cost (principally first-in, first-out method) or market value. Inventories for the PCS Group are stated at the lower of cost (principally first-in, first-out) or replacement value.

Property, Plant and Equipment

Property, plant and equipment is recorded at cost. Generally, ordinary asset retirements and disposals are charged against accumulated depreciation with no gain or loss recognized. The cost of property, plant and equipment is generally depreciated on a straight-line basis over estimated economic useful lives. Repair and maintenance costs are expensed as incurred.

	December 31,	
	2001	2000
	(millions)	
FON Group		
Global markets division	$14,393	$12,512
Local division	17,676	16,835
Other	2,044	1,651
Total FON Group	34,113	30,998
PCS Group	14,634	12,117
Total property, plant and equipment	$48,747	$43,115

Capitalized Interest

Capitalized interest totaled $174 million in 2001, $175 million in 2000 and $151 million in 1999. Capitalized interest for the FON Group totaled $30 million in 2001, $22 million in 2000, and $43 million in 1999. Capitalized interest for the PCS Group totaled $144 million in 2001, $153 million in 2000, and $108 million in 1999. Capitalized interest is incurred in connection with the PCS Group's network buildout and the FON Group's construction of capital assets.

Intangibles

Sprint evaluates the recoverability of intangible assets when events or circumstances indicate that such assets might be impaired. Sprint determines impairment by comparing an asset's respective carrying value to estimates of fair value using the best information available, which requires the use of estimates, judgments, and projections. In the event impairment exists, a loss is recognized based on the amount by which the carrying value exceeds the fair value of the asset. See Note 18 for additional information regarding treatment following the implementation of Statement of Financial Accounting

Standards (SFAS) No. 142, "Goodwill and Other Intangible Assets".

Goodwill

Goodwill represents the excess of the purchase price over the fair value of the net assets acquired in business combinations accounted for as purchases. Goodwill is amortized over five to 40 years using the straight-line method. Accumulated amortization totaled $348 million at year-end 2001 and $233 million at year-end 2000. See Note 18 for additional information regarding treatment following the implementation of SFAS No. 142.

PCS Licenses and Microwave Relocation Costs

The PCS Group acquired licenses from the Federal Communications Commission to operate as a PCS service provider. Additionally, the PCS Group incurred costs related to microwave relocation in constructing the PCS network. These licenses are granted for up to 10-year terms with renewals for additional 10-year terms if license obligations are met. These licenses are recorded at cost and are amortized on a straight-line basis over 40 years when service begins in a specific geographic area. Accumulated amortization totaled $317 million at year-end 2001 and $230 million at year-end 2000. See Note 18 for additional information regarding treatment following the implementation of SFAS No. 142.

Earnings per Share

Earnings per share (EPS) was calculated on a consolidated basis until the PCS stock and FON stock were created as part of the November 1998 PCS Restructuring and Recapitalization. From that time forward, EPS is computed individually for the FON Group and PCS Group. As a part of the Recapitalization, each Class A common share owned by FT and DT was reclassified such that each share represented a right to one share of FON stock and ½ share of PCS stock. During 2001, both FT and DT sold the FON stock underlying their shares of Class A common stock, and DT sold the PCS stock underlying its shares of Class A common stock. In order to give effect to this interest when determining earnings per share, the number of equivalent shares underlying the shares of Class A common stock are included in the calculation of the weighted average FON and PCS common stock outstanding.

In the 2000 first quarter, Sprint effected a two-for-one stock split of its PCS common stock. In the 1999 second quarter, Sprint effected a two-for-one split of its FON common stock. As a result, basic and diluted earnings per common share and weighted average common shares for Sprint FON common stock and Sprint PCS common stock and dividends for Sprint FON common stock have been restated for periods prior to these stock splits.

The FON Group's convertible preferred dividends totaled $1 million in 2000 and 1999 and dilutive securities (mainly options) totaled 11.5 million shares in 2000 and 19.2 million shares in 1999. In 2001, dilutive securities did not have a dilutive effect on loss per share because the FON Group incurred a net loss. Dilutive securities for the PCS Group mainly include options, warrants and convertible preferred stock. These securities did not have a dilutive effect on loss per share because the PCS Group incurred net losses for 2001, 2000 and 1999. As a result, diluted loss per share equaled basic loss per share.

Stock-based Compensation

Sprint adopted the pro forma disclosure requirements under Statement of Financial Accounting Standards (SFAS) No. 123, "Stock-based Compensation," and continues to apply Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations to its stock option and employee stock purchase plans.

2. Business Combinations

Broadband Fixed Wireless Companies

In the second half of 1999, Sprint acquired People's Choice TV Corp. (PCTV), American Telecasting, Inc. (ATI), Videotron USA and the operating subsidiaries of WBS America, LLC. These companies own broadband fixed wireless licenses in the Midwest, Southwest, North Central, Western and Southeastern United States. Sprint paid $618 million for the companies' outstanding stock and assumed $575 million of the companies' debt. These notes were redeemed, prior to scheduled maturities, in the 1999 fourth quarter (see Note 10).

These acquisitions were accounted for as purchases. The results of these companies have been included in Sprint's consolidated financial statements after the acquisition dates. The excess of the purchase price over the net liabilities acquired was allocated to spectrum licenses, which are being amortized on a straight-line basis over 40 years and are included in other intangibles in Sprint's Consolidated Balance Sheets.

See Note 18 for additional information regarding the treatment of intangibles following the implementation of SFAS No. 142.

Cox PCS

In the 1999 second quarter, Cox Communications, Inc. exercised a put option requiring Sprint to purchase the remaining 40.8% interest in Cox PCS. Sprint's existing 59.2% interest in Cox PCS was reflected in Sprint's consolidated financial statements on a consolidated basis. Sprint issued 24.3 million shares of low-vote PCS stock (pre-split basis) in exchange for the remaining interest. The shares were valued at $1.1 billion. Sprint accounted for the transaction as a purchase.

The excess of the purchase price over the fair value of the net liabilities acquired was allocated as follows:

	1999
	(millions)
Purchase price	$1,146
Net liabilities acquired	99
Fair value assigned to customer base acquired	(45)
Fair value assigned to PCS licenses	(99)
Deferred taxes established on acquired assets and liabilities	88
Goodwill	$1,189

Goodwill is being amortized on a straight-line basis over 40 years through 2001. See Note 18 for additional information regarding goodwill treatment following implementation of SFAS No. 142.

3. Investments

Investments in Securities

The cost of investments in securities, which are included in "other assets", was $445 million at year-end 2001 and $549 million at year-end 2000. Gross unrealized holding gains were $40 million at year-end 2001 and $53 million at year-end 2000.

The accumulated unrealized gains on investments in securities, net of income taxes were $26 million at year-end 2001 and $33 million at year-end 2000 and are included in "Accumulated other comprehensive income" in the Sprint Consolidated Balance Sheets.

In the 2001 third quarter, Sprint sold 12.5 million of its common shares in EarthLink for $155 million and converted and sold 6.2 million shares of its Series B Convertible Preferred Stock in EarthLink for $73 million. The net loss on the sale was $25 million and is included in "Other income (expense), net" in Sprint's Consolidated Statements of Operations. In the 2001 fourth quarter, Sprint converted 3.1 million shares of EarthLink Series A Convertible Preferred Stock into 3 million shares of EarthLink common stock.

In the 2000 fourth quarter, Sprint recorded a write-down of securities with a cost basis of $48 million due to a decline in market value that was considered other than temporary. The $48 million charge was included in "Other income (expense), net" in Sprint's Consolidated Statements of Operations.

During 2000, Sprint used equity securities with a cost basis of $94 million to retire debt instruments (see Note 10). Sprint recorded a $45 million gain associated with the transaction which was included in "Other income (expense), net" in Sprint's Consolidated Statements of Operations.

During 1999, Sprint sold available-for-sale securities with a cost basis of $14 million for $104 million. The $90 million gain was included in "Other income (expense), net" in Sprint's Consolidated Statements of Operations.

Investments in and Advances to Affiliates

At year-end 2001, investments accounted for using the equity method consisted of the FON Group's various strategic investments and the PCS Group's investment in Pegaso Telecomunicaciones, S.A. de C.V., SVC BidCo L.P., and Virgin Mobile, U.S.A.

At year-end 2000, investments accounted for using the equity method consisted of the FON Group's investments in Intelig, EarthLink and other strategic investments and the PCS Group's investment in Pegaso Telecomunicaciones, S.A. de C.V., and SVC BidCo L.P.

In the 2001 fourth quarter, the PCS Group entered into a joint venture with Virgin Mobile, USA. The PCS Group has agreed to contribute $50 million in future services.

In the 2001 third quarter, Sprint completed an analysis of the valuation of its investment in Intelig that resulted in a $157 million write-down. This charge was included in "Other income (expense), net" in Sprint's Consolidated Statement of Operations.

In the 2001 first quarter, Sprint modified its relationship with EarthLink which resulted in its investment in common stock no longer being accounted for using the equity method.

In the 2000 fourth quarter, Sprint completed an analysis of the valuation of its equity method investments in response to changes in the overall telecommunications industry. The analysis resulted in an $87 million charge for the write-down of its investment in Call-Net which was included in "Other income (expense), net" in Sprint's Consolidated Statements of Operations.

Combined, unaudited, summarized financial information (100% basis) of entities accounted for using the equity method was as follows:

	2001	2000	1999
		(millions)	
Results of operations			
Net operating revenues	$ 581	$ 2,195	$1,571
Operating loss	$ (418)	$ (826)	$ (192)
Net loss	$ (608)	$(1,062)	$ (329)
Financial position			
Current assets	$ 541	$ 1,470	$1,524
Noncurrent assets	1,585	2,900	2,749
Total	$2,126	$ 4,370	$4,273
Current liabilities	$ 714	$ 1,102	$ 599
Noncurrent liabilities	776	533	1,644
Owners' equity	636	2,735	2,030
Total	$2,126	$ 4,370	$4,273

4. Restructuring and Asset Impairment

In the 2001 fourth quarter, Sprint terminated its efforts to provide its Sprint ION consumer and business offerings and announced plans to reduce operating costs in the business units that comprise its FON Group. These efforts included consolidation and streamlining of marketing and network operations, as well as streamlining corporate support functions. Operating losses generated by ION were approximately $500 million for each of the 2001 and 2000 periods and less than $400 million for the 1999 period.

These decisions resulted in $1,814 million pre-tax charge consisting of asset write-offs, severance costs associated with work force reductions, termination of supplier agreements, real estate leases, and other contractual obligations. The charge for asset abandonments was $1,327 million, severance costs totaled $231 million, and the remaining $256 million was accrued for other exit costs associated with the restructuring. Sprint expects to pay the severance and other exit costs in the next twelve months.

The severance charge is associated with the involuntary employee separation of approximately 6,000 employees. At year-end, nearly 5,000 of the employee separations have been completed.

Activity related to the restructuring in the 2001 fourth quarter is summarized as follows:

	Total Restructuring Charge	Activity Cash	Activity Non-cash	December 31, 2001 Liability Balance
		(millions)		
Severance	$231	$(31)	$(40)	$160
Other exit costs	256	(7)	(19)	230
Total	$487	$(38)	$(59)	$390

In the 2000 fourth quarter, Sprint completed its analysis of the valuation of various FON Group assets resulting from its reassessment of the FON Group's business strategies in response to recent changes within the overall telecommunications industry. This analysis resulted in a $238 million pre-tax charge, primarily related to the impairment of goodwill associated with the global markets division's Paranet operations.

5. Merger Termination

On July 13, 2000, Sprint and WorldCom, Inc. announced that the boards of directors of both companies terminated their merger agreement, previously announced in October 1999, as a result of regulatory opposition to the merger. In the 2000 second quarter, Sprint recognized a one-time, pre-tax charge of $187 million for costs associated with the merger. The FON Group recognized $163 million while the PCS Group recognized $24 million.

6. Discontinued Operation

In the 2000 first quarter, Sprint sold its interest in Global One to France Telecom and Deutsche Telekom AG. Sprint received $1.1 billion in cash and was repaid $276 million for advances for its entire stake in Global One. As a result of Sprint's sale of its interest in Global One, Sprint's gain on the sale and equity share of the results of Global One have been reported as a discontinued operation for all periods presented.

In 2000, Sprint recorded an after-tax gain related to the sale of its interest in Global One of $675 million. Sprint recorded after-tax losses related to Global One totaling $130 million in 1999.

7. Cumulative Effect of Changes in Accounting Principles

In June 1998, the Financial Accounting Standards Board (FASB) issued Statement No. 133 (SFAS No. 133), "Accounting for Derivative Instruments and Hedging Activities." This Statement became effective for Sprint on January 1, 2001 and establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities and requires recognition of all derivatives on the balance sheet at fair value, regardless of the hedging relationship designation. Accounting for the changes in the fair value of the derivative instruments depends on whether the derivatives qualify as hedge relationships and the types of the relationships designated are based on the exposures hedged. Changes in fair value of derivatives designated as fair value hedges are recognized in earnings along with fair value changes of the hedged item. Changes in fair value of derivatives designated as cash flow hedges are recorded in other comprehensive income and are recognized in earnings when the hedged item affects earnings. Changes in fair value of derivative instruments that do not qualify for hedge relationship designation are recognized in earnings.

Upon adoption of SFAS No. 133, Sprint recorded a cumulative adjustment to net income of $2 million (net of tax of $1 million) and a cumulative reduction in other comprehensive income of $9 million. The $2 million cumulative adjustment was due to recognizing the fair value of the stock warrants held by the PCS Group that are not designated as hedging instruments and is recorded in "Cumulative effect of changes in accounting principles, net" in Sprint's Consolidated Statements of Operations. The total fair value of the stock warrants held by the FON Group on the date of adoption was not material and required no transition adjustment to earnings. The reduction in other comprehensive income results from recognizing the fair value of cash flow hedges held by the FON Group and is recorded in "Cumulative effect of change in accounting principle" in Sprint's Consolidated Statements of Comprehensive Income (Loss). The net derivative losses included in accumulated other comprehensive income as of December 31, 2001 are expected to be reclassified into earnings within the next 12-month period because they mature in 2002.

Sprint implemented SEC Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements," during the fourth quarter of 2000, effective as of the beginning of the year. This bulletin requires activation and installation fee revenues that do not represent a separate earnings process to be deferred and recognized over the estimated service period. Associated incremental direct costs may also be deferred, but only to the extent of revenues subject to deferral. The FON Group recorded a $2 million charge for the cumulative effect of change in accounting principle in 2000.

8. Employee Benefit Plans

Defined Benefit Pension Plan

Most FON Group and PCS Group employees are covered by a noncontributory defined benefit pension plan. Benefits for plan participants belonging to unions are based on negotiated schedules. For non-union participants, pension benefits are based on years of service and the participants' compensation.

Sprint's policy is to make plan contributions equal to an actuarially determined amount consistent with federal tax regulations. The funding objective is to accumulate funds at a relatively stable rate over the participants' working lives so benefits are fully funded at retirement.

The following table shows the changes in the projected benefit obligation:

	2001	2000
	(millions)	
Beginning balance	$2,634	$2,401
Service cost	92	77
Interest cost	209	194
Amendments	12	8
Termination benefits	40	—
Actuarial loss	162	90
Benefits paid	(144)	(136)
Ending balance	$3,005	$2,634

The following table shows the changes in plan assets:

	2001	2000
	(millions)	
Beginning balance	$3,376	$3,669
Actual loss on plan assets	(236)	(157)
Benefits paid	(144)	(136)
Ending balance	$2,996	$3,376

At year-end, the funded status and amounts recognized in the Consolidated Balance Sheets for the plan were as follows:

	2001	2000
	(millions)	
Plan assets in excess (deficiency) of the projected benefit obligation	$ (9)	$ 742
Unrecognized net (gains) losses	381	(396)
Unrecognized prior service cost	95	96
Unamortized transition asset	(24)	(47)
Prepaid pension cost	$ 443	$ 395
Discount rate	7.50%	8.00%
Expected long-term rate of return on plan assets	9.50%	10.00%
Expected blended rate of future pay raises	4.25%	4.50%

Amounts included for the plan in the Consolidated Balance Sheets include prepaid pension expense of $474 million at year-end 2001 and $407 million at year-end 2000 for the FON Group, and accrued pension expense of $31 million at year-end 2001 and $12 million at year-end 2000 for the PCS Group.

The net pension credit consisted of the following:

	2001	2000	1999
	(millions)		
Service cost—benefits earned during the year	$ 92	$ 77	$ 86
Interest on projected benefit obligation	209	194	177
Expected return on plan assets	(353)	(336)	(300)
Amortization of unrecognized transition asset	(23)	(25)	(25)
Recognition of prior service cost	13	12	12
Recognition of actuarial gains	(26)	(37)	(8)
Termination benefits associated with the fourth quarter restructuring	40	—	—
Net pension credit	$ (48)	$ (115)	$ (58)
Discount rate	8.00%	8.25%	7.00%
Expected long-term rate of return on plan assets	10.00%	10.00%	10.00%
Expected blended rate of future pay raises	4.50%	5.25%	4.00%

Net periodic pension income for the FON Group was $66 million in 2001, $122 million in 2000, and $63 million in 1999. Net periodic pension expense for the PCS Group was $18 million in 2001, $7 million in 2000, and $5 million in 1999.

Defined Contribution Plans

Sprint sponsors defined contribution employee savings plans covering most FON Group and PCS Group employees. Participants may contribute portions of their pay to the plans. For union employees, Sprint matches contributions based on negotiated amounts. Sprint also matches contributions of non-union employees in FON stock and PCS stock. The matching is equal to 50% of participants' contributions up to 6% of their pay. In addition, Sprint may, at the discretion of its Board of Directors, provide additional matching contributions based on the performance of FON stock and PCS stock compared to other telecommunications companies' stock. Sprint's matching contributions were $103 million in 2001 and in 2000, and $83 million in 1999. The FON Group recorded expenses of $85 million in 2001, $86 million in 2000, and $73 million in 1999 for Sprint's matching contributions, and the PCS Group recorded expenses of $18 million in 2001, $17 million in 2000, and $10 million in 1999. At year-end 2001, the plans held 40 million FON shares with a market value of $806 million and dividends reinvested into the plan of $20 million. At year-end 2001, the plans held 36 million PCS shares with a market value of $877 million.

Postretirement Benefits

Sprint provides postretirement benefits (mainly medical and life insurance) to most FON Group and PCS Group employees. Employees retiring before certain dates are eligible for benefits at no cost, or at a reduced cost. Employees retiring after certain dates are eligible for benefits on a shared-cost basis. Sprint funds the accrued costs as benefits are paid.

In the 2001 third quarter, Sprint adopted amendments to two postretirement benefit plans. As a result of the amendments, the life insurance benefit is eliminated for employees retiring after 2003 and the postretirement medical insurance plan is replaced with a Sprint-funded account to be managed by the employee. The plan amendment to the Sprint retiree medical insurance plan reduced the accumulated postretirement benefit obligation and reduced employee benefits attributed to employee service already rendered. Sprint recognized a curtailment gain from this amendment of $120 million, $75 million after tax.

The following table shows the changes in the accumulated postretirement benefit obligation:

	2001	2000
	(millions)	
Beginning balance	$ 910	$ 876
Service cost	18	17
Interest cost	68	71
Amendments	(230)	—
Actuarial (gains) losses	166	(2)
Benefits paid	(54)	(52)
Ending balance	$ 878	$ 910

Amounts included in the Consolidated Balance Sheets at year-end were as follows:

	2001	2000
	(millions)	
Accumulated postretirement benefit obligation	$ 878	$ 910
Plan assets	(39)	(41)
Unrecognized transition obligation	11	11
Unrecognized prior service benefit	177	104
Unrecognized net gain (loss)	(97)	75
Accrued postretirement benefits cost	$ 930	$1,059
Discount rate	7.50%	8.00%

The amount of accrued postretirement benefit costs included in the Consolidated Balance Sheets are $927 million at year-end 2001 and $1,058 million at year-end 2000 for the FON Group, and $3 million at year-end 2001 and $1 million at year-end 2000 for the PCS Group.

The assumed 2002 annual health care cost trend rates are 8.5% before Medicare eligibility and 9.0% after Medicare eligibility. Both rates gradually decrease to an ultimate level of 5% by 2010. A 1% increase in the rates would have increased the 2001 accumulated postretirement benefit obligation by an estimated $72 million. A 1% decrease would have reduced the obligation by an estimated $62 million.

The net postretirement benefits cost consisted of the following:

	2001	2000	1999
	(millions)		
Service cost—benefits earned during the year	$ 18	$ 17	$ 21
Interest on accumulated postretirement benefit obligation	68	71	59
Expected return on assets	(4)	(3)	(3)
Recognition of transition obligation	(1)	(1)	(1)
Recognition of prior service cost	(33)	(8)	(8)
Recognition of actuarial gains	(2)	(14)	(13)
Net periodic postretirement benefits cost	$ 46	$ 62	$ 55
Curtailment gain	$(120)	$ —	$ —
Discount rate	8.00%	8.25%	7.00%

The FON Group recorded net periodic benefit expense of $45 million in 2001, $62 million in 2000, and $54 million in 1999. The PCS Group recorded net periodic benefit expense of $1 million in 2001, $0.2 million in 2000, and $1 million in 1999.

For measurement purposes, the assumed 2001 weighted average annual health care cost trend rates were 9.0% before Medicare eligibility and 9.5% after Medicare eligibility. Both rates gradually decrease to an ultimate level of 5.0% by 2010. A 1.0% increase in the rates would have increased the 2001 postretirement benefits service and interest costs by an estimated $13 million. A 1.0% decrease would have reduced the 2001 postretirement benefits service and interest costs by an estimated $9 million.

9. Income Taxes

Income tax expense (benefit) allocated to continuing operations consists of the following:

2001	Sprint Corporation Consolidated	Sprint FON Group	Sprint PCS Group
	(millions)		
Current income tax expense (benefit)			
Federal	$ (4)	$ 188	$(188)
State	75	68	7
Total current	71	256	(181)
Deferred income tax benefit			
Federal	(559)	(189)	(370)
State	(136)	(49)	(87)
Total deferred	(695)	(238)	(457)
Total	$(624)	$ 18	$(638)

2000	Sprint Corporation Consolidated	Sprint FON Group	Sprint PCS Group
	(millions)		
Current income tax expense (benefit)			
Federal	$ 24	$ 429	$ (405)
State	55	63	(8)
Total current	79	492	(413)
Deferred income tax expense (benefit)			
Federal	(173)	338	(511)
State	(32)	48	(80)
Total deferred	(205)	386	(591)
Total	$(126)	$ 878	$(1,004)

1999	Sprint Corporation Consolidated	Sprint FON Group	Sprint PCS Group
	(millions)		
Current income tax expense (benefit)			
Federal	$ (34)	$ 776	$ (810)
State	40	65	(25)
Total current	6	841	(835)
Deferred income tax expense (benefit)			
Federal	(309)	170	(479)
State	(24)	50	(74)
Total deferred	(333)	220	(553)
Total	$(327)	$1,061	$(1,388)

The differences that caused Sprint's effective income tax rates to vary from the 35% federal statutory rate for income taxes related to continuing operations were as follows:

2001	Sprint Corporation Consolidated	Sprint FON Group	Sprint PCS Group
	(millions)		
Income tax benefit at the federal statutory rate	$(709)	$ (45)	$(660)
Effect of:			
State income taxes, net of federal income tax effect	(40)	12	(52)
Equity in losses of foreign joint ventures	40	1	39
Write down of equity method investment	57	57	—
Goodwill amortization	44	6	38
Other, net	(16)	(13)	(3)
Income tax expense (benefit)	$(624)	$ 18	$(638)
Effective income tax rate	30.8%	(14.1)%	33.8%

2000	Sprint Corporation Consolidated	Sprint FON Group	Sprint PCS Group
	(millions)		
Income tax expense (benefit) at the federal statutory rate	$(246)	$ 759	$(1,005)
Effect of:			
State income taxes, net of federal income tax effect	15	72	(57)
Equity in losses of foreign joint ventures	48	25	23
Write down of equity method investment	30	30	—
Goodwill amortization	52	14	38
Other, net	(25)	(22)	(3)
Income tax expense (benefit)	$(126)	$ 878	$(1,004)
Effective income tax rate	17.9%	40.5%	35.0%

1999	Sprint Corporation Consolidated	Sprint FON Group	Sprint PCS Group
	(millions)		
Income tax expense (benefit) at the federal statutory rate	$(375)	$ 979	$(1,354)
Effect of:			
State income taxes, net of federal income tax effect	11	75	(64)
Equity in losses of foreign joint ventures	18	18	—
Goodwill amortization	37	3	34
Other, net	(18)	(14)	(4)
Income tax expense (benefit)	$(327)	$1,061	$(1,388)
Effective income tax rate	30.5%	37.9%	35.9%

Income tax expense (benefit) allocated to other items was as follows:

2001	Sprint Corporation Consolidated	Sprint FON Group	Sprint PCS Group
	(millions)		
Extraordinary items	$ (1)	$ —	$ (1)
Unrealized holding losses on investments[1]	(5)	(11)	—
Stock ownership, purchase and option arrangements[2]	(17)	(9)	(8)

2000	Sprint Corporation Consolidated	Sprint FON Group	Sprint PCS Group
	(millions)		
Discontinued operation	$ 370	$ 370	$ —
Extraordinary items	(3)	(1)	(2)
Unrealized holding losses on investments[1]	(29)	(26)	(3)
Stock ownership, purchase and option arrangements[2]	(424)	(276)	(148)

1999	Sprint Corporation Consolidated	Sprint FON Group	Sprint PCS Group
	(millions)		
Discontinued operation	$(111)	$(111)	$ —
Extraordinary items	(34)	(23)	(11)
Unrealized holding gains (losses) on investments[1]	(13)	(20)	3
Stock ownership, purchase and option arrangements[2]	(254)	(223)	(31)

(1) *These amounts have been recorded directly to "Shareholders' equity—Accumulated other comprehensive income" in the Consolidated Balance Sheets.*

(2) *These amounts have been recorded directly to "Shareholders' equity—Capital in excess of par or stated value" in the Consolidated Balance Sheets.*

Sprint recognizes deferred income taxes for the temporary differences between the carrying amounts of its assets and liabilities for financial statement purposes and their tax bases. The sources of the differences that give rise to the deferred income tax assets and liabilities at year-end 2001 and 2000, along with the income tax effect of each, were as follows:

	Sprint Corporation Consolidated 2001 Deferred Income Tax		Sprint FON Group 2001 Deferred Income Tax		Sprint PCS Group 2001 Deferred Income Tax	
	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities
			(millions)			
Property, plant and equipment	$ —	$3,304	$ —	$1,698	$ —	$1,606
Intangibles	—	866	—	462	—	404
Postretirement and other benefits	379	—	379	—	—	—
Reserves and allowances	356	—	250	—	106	—
Unrealized holding gains on investments	—	15	—	15	—	—
Operating loss carryforwards	2,685	—	246	—	2,439	—
Tax credit carryforwards	176	—	—	—	176	—
Other, net	202	—	136	—	66	—
	3,798	4,185	1,011	2,175	2,787	2,010
Less valuation allowance	686	—	353	—	333	—
Total	$3,112	$4,185	$ 658	$2,175	$2,454	$2,010

	Sprint Corporation Consolidated 2000 Deferred Income Tax		Sprint FON Group 2000 Deferred Income Tax		Sprint PCS Group 2000 Deferred Income Tax	
	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities
			(millions)			
Property, plant and equipment	$ —	$3,161	$ —	$1,891	$ —	$1,270
Intangibles	—	853	—	467	—	386
Postretirement and other benefits	428	—	428	—	—	—
Reserves and allowances	214	—	175	—	39	—
Unrealized holding gains on investments	—	20	—	26	—	—
Operating loss carryforwards	2,011	—	217	—	1,794	—
Tax credit carryforwards	127	—	—	—	127	—
Other, net	163	—	144	—	18	—
	2,943	4,034	964	2,384	1,978	1,656
Less valuation allowance	598	—	273	—	325	—
Total	$2,345	$4,034	$ 691	$2,384	$1,653	$1,656

Management believes it is more likely than not that these deferred income tax assets, net of the valuation allowance, will be realized based on current income tax laws and expectations of future taxable income stemming from the reversal of existing deferred tax liabilities or ordinary operations. Uncertainties surrounding income tax law changes, shifts in operations between state taxing jurisdictions and future operating income levels may, however, affect the ultimate realization of all or some of these deferred income tax assets.

The valuation allowance related to deferred income tax assets increased $88 million in 2001 and $118 million in 2000.

The foreign component of income (loss) from continuing operations totaled $(234) million, $(236) million, and $(73) million in 2001, 2000 and 1999, respectively.

In 1999, Sprint acquired approximately $193 million of potential tax benefits related to net operating loss carryforwards in the acquisitions of the broadband fixed wireless companies. In 1998, Sprint acquired approximately $229 million of potential tax benefits related to net operating loss carryforwards in the PCS Restructuring. The benefits from the acquisitions and PCS Restructuring are subject to certain realization restrictions under various tax laws. A valuation allowance was provided for the total of these benefits. If these benefits are subsequently recognized, they will reduce goodwill or intangibles resulting from the application of the purchase method of accounting for these transactions.

In connection with the PCS Restructuring, the PCS Group is required to reimburse the FON Group and the Cable Partners for net operating loss and tax credit carryforward benefits generated before the PCS Restructuring if realization by the PCS Group produces a cash benefit that would not otherwise have been realized. The reimbursement will equal 60% of the net cash benefit received by the PCS Group and will be made to the FON Group in cash and to the Cable Partners in shares of Series 2 PCS stock. The carryforward benefits subject to this requirement total $259 million, which includes the $229 million acquired in the PCS Restructuring.

At year-end 2001, Sprint had federal operating loss carryforwards of approximately $6.4 billion and state operating loss carryforwards of approximately $10 billion. Related to these loss carryforwards are federal tax benefits of $2.2 billion and state tax benefits of $696 million. In addition, Sprint had available, for income tax purposes, federal alternative minimum tax credit carryforwards of $33 million, state alternative minimum tax credit carryforwards of $5 million, federal alternative minimum tax net operating loss carryforwards of $4.2 billion and state alternative minimum tax net operating loss carryforwards of $1 billion. The loss carryforwards expire in varying amounts through 2021.

10. Long-term Debt and Capital Lease Obligations

Sprint's consolidated long-term debt and capital lease obligations at year-end was as follows:

		2001			2000		
	Maturing	FON Group	PCS Group	Consolidated	FON Group	PCS Group	Consolidated
				(millions)			
Senior notes							
5.7% to 7.6%[1]	2001 to 2028	$1,355	$12,545	$13,900	$1,105	$ 9,395	$10,500
8.1% to 9.8%	2001 to 2003	350	—	350	382	—	382
11.0% to 12.5%[2]	2001 to 2006	—	—	—	—	776	607
Debentures and notes							
6.1% to 9.3%	2003 to 2022	500	—	500	500	—	500
Notes payable and commercial paper							
Variable rates[3]	—	1,118	2,715	3,833	157	3,797	3,954
First mortgage bonds							
6.3% to 9.9%	2002 to 2025	1,064	—	1,064	1,085	—	1,085
Trade receivables securitization							
Variable rates[4]	2002	820	—	820	900	—	900
Capital lease obligations							
2.3% to 14.0%	2001 to 2007	55	324	379	61	408	469
Other							
2.0% to 15.0%	2001 to 2006	52	4	56	318	4	322
		5,314	15,588	20,902	4,508	14,380	18,719
Less: current maturities of long-term debt[2]		1,258	1,310	2,568	1,026	244	1,205
Less: short-term borrowings		798	1,035	1,833	—	—	—
Long-term debt and capital lease obligations[2]		$3,258	$13,243	$16,501	$3,482	$14,136	$17,514

[1] *These borrowings were incurred by Sprint and allocated to the applicable group. Sprint's weighted average effective interest rate related to these borrowings was 6.8% for the year-ended 2001 and 6.7% for the year-ended 2000. The weighted average effective interest rate related to the borrowings allocated to the PCS Group was approximately 8.7% for the year-ended 2001 and 8.8% for the year-ended 2000. See Note 1 for a more detailed description of how Sprint allocates financing to each of the groups.*

[2] *In 2000, consolidated debt does not equal the total of PCS Group and FON Group debt due to intergroup debt eliminated in consolidation. The FON Group had ownership of the PCS Group's Senior Discount notes totaling $169 million at year-end 2000, including $65 million classified as current.*

[3] *Notes payable had a weighted average interest rate of 2.7% at year-end 2001 and 7.1% at year-end 2000. The weighted average interest rate of commercial paper was 3.2% at year-end 2001 and 7.5% at year-end 2000.*

[4] *These borrowings were incurred under a financing agreement, entered into in 1999, to sell, on a continuous basis with recourse, undivided percentage ownership interests in a designated pool of FON Group trade accounts receivable. Subsequent collections of receivables sold to investors are typically reinvested in new receivables. Sprint's weighted average interest rate related to these borrowings was 4.5% for the year-ended 2001 and 6.9% for the year-ended 2000.*

Scheduled principal payments, excluding reclassified short-term borrowings, during each of the next five years are as follows:

	Sprint FON Group	Sprint PCS Group	Sprint
		(millions)	
2002	$1,258	$1,310	$2,568
2003	372	1,060	1,432
2004	144	1,062	1,206
2005	122	61	183
2006	10	830	840

Included in the above schedule are payments to be made in Japanese yen. A substantial amount of the yen needed to satisfy the obligations are currently held on deposit and included in "Other assets" on the Consolidated Balance Sheets. The yen payments included in the above schedule are $1 million in 2003, $20 million in 2004, $43 million in 2005 and $81 million in 2006.

Short-term Borrowings

Sprint had bank notes payable totaling $635 million at year-end 2001 and $676 million at year-end 2000. In addition, Sprint had commercial paper borrowings totaling $3.2 billion at year-end 2001 and $3.3 billion at year-end 2000. Though these borrowings are renewable at various dates during the year, Sprint reclassifies short-term borrowings to long-term debt because of Sprint's intent and ability to refinance these borrowings on a long-term basis. Sprint's ability to refinance these borrowings is limited to Sprint's unused credit facilities expiring after 2002. Accordingly, the amount of commercial paper borrowings and other bank notes reclassified to long-term debt was limited to $2.0 billion. The commercial paper borrowings that remained in current liabilities were $1.8 billion at December 31, 2001.

Sprint currently has revolving credit facilities with syndicates of domestic and international banks totaling $5 billion; $3 billion of which is a 364 day facility expiring in August 2002, and $2 billion of which is a five year facility expiring in August 2003. These facilities are unused, however, Sprint's commercial paper borrowings are supported by these revolving credit facilities. Certain other notes payable relate to a separate revolving credit facility of $500 million which expires in December 2002. At year-end 2001, Sprint had total unused lines of credit of $1.9 billion, assuming Sprint's commercial paper borrowings used these credit facilities. In addition, Sprint had standby letters of credit serving as a backup to various obligations totaling $133 million at year-end 2001.

Long-term Debt

In the 2001 fourth quarter, Sprint issued $1.75 billion of debt securities through a private placement. These borrowings have an interest rate of 6.0% and mature in 2007. The proceeds were allocated to both the FON and PCS Groups and used to repay debt and to fund capital investments and working capital requirements. As a condition to the sale of the securities, Sprint conducted an exchange offer that allowed the original securities to be exchanged for substantially identical securities registered with the Securities and Exchange Commission (SEC). The exchange offer terminated on February 21, 2002.

In the 2001 fourth quarter, Sprint redeemed, before scheduled maturities, $558 million of senior notes and senior discount notes of the PCS Group. These notes had interest rates ranging from 11.0% to 12.5%. This resulted in an after-tax extraordinary loss for Sprint of less than $1 million.

In the 2001 first quarter, Sprint repaid, before scheduled maturities, $18 million of first mortgage bonds allocated to the FON Group. These bonds had an interest rate of 9.9%. This resulted in a $1 million after-tax extraordinary loss for Sprint.

In the 2001 first quarter, Sprint issued $2.4 billion of debt securities. Sprint had $2 billion of unissued securities under its existing shelf registration statement with the SEC, and registered an additional $400 million before the issuance. These borrowings have interest rates ranging from 7.1% to 7.6% and mature in 2006 and 2011. The proceeds were allocated to the PCS Group and used to repay debt, and to fund capital investments and working capital requirements.

In the 2000 fourth quarter, Sprint redeemed, before scheduled maturities, $25 million of debt allocated to the FON Group. These borrowings had a weighted average interest rate of 9.6%. This resulted in a $1 million after-tax extraordinary loss for Sprint.

In the 2000 second quarter, Sprint issued $1.25 billion of debt securities under its $4 billion shelf registration statement with the SEC. These borrowings mature in 2002 and have interest rates ranging from 6.9% to 7.6%. The proceeds were allocated to the PCS Group and used to repay debt and to fund capital investments and working capital requirements.

In the 2000 first quarter, Sprint exchanged 6.6 million common shares of SBC Communications, Inc. for certain notes payable allocated to the FON Group. The notes had a market value of $275 million on the maturity date. The notes had an interest rate of 8.3%.

In the 2000 first quarter, Sprint repaid, before scheduled maturities, $127 million of notes payable allocated to the PCS Group. These notes had an interest rate of 7.8%. This resulted in a $3 million after-tax extraordinary loss for Sprint.

In the 1999 fourth quarter, Sprint redeemed, before scheduled maturities, $575 million of the assumed broadband fixed wireless companies' debt with interest rates ranging from 13.1% to 14.5%. This resulted in a $39 million after-tax extraordinary loss for Sprint.

In 1999, Sprint repaid, before scheduled maturities, $2.2 billion of its revolving credit facilities and other borrowings allocated to the PCS Group. This resulted in a $21 million after-tax extraordinary loss for Sprint.

Other

Sprint gross property, plant and equipment totaling $15.5 billion was either pledged as security for first mortgage bonds and certain notes or is restricted for use as mortgaged property.

Sprint has complied with all restrictive and financial covenants relating to its debt arrangements at year-end 2001.

11. Equity Unit Offering

In the 2001 third quarter, Sprint completed a registered offering of 69 million equity units, each with a stated amount of $25. Net proceeds from the issuance were approximately $1.7 billion after deducting the underwriting discount and other offering expenses. The proceeds were allocated to the PCS Group and used to repay debt, and to fund capital investments and working capital requirements.

Each equity unit initially consists of a corporate unit. Each corporate unit consists of a purchase contract and $25 principal amount of senior notes (Notes) of Sprint's wholly owned subsidiary, Sprint Capital Corporation. The corporate unit may be converted by the holder into a treasury unit consisting of the purchase contract and a treasury portfolio of zero-coupon U.S. treasury securities by substituting the treasury securities for the Notes. The holder of the equity unit will own the underlying Notes or treasury portfolio, but will pledge the Notes or portfolio to Sprint to secure its obligations under the purchase contract.

Purchase Contract

As a component of the equity unit, the purchase contract obligates the holder to purchase, and obligates Sprint to sell, on August 17, 2004, a variable number of newly issued shares of PCS common stock ranging from approximately 58 million to 70 million shares depending on the market price of PCS common stock. Sprint will make quarterly contract adjustment payments of 1.125% on the $25 stated amount per year until the purchase contract is settled, although it has the right to defer these payments until August 17, 2004. The fair value of this obligation is classified as an other liability on the Consolidated Balance Sheets.

These contingently issuable shares have not been included in the diluted earnings per share calculation because their effect is currently antidilutive.

Notes

The Notes initially bear interest, payable quarterly in arrears, at the rate of 6% per annum. Sprint is obligated to remarket the Notes in 2004, at which time the interest rate will be reset. The Notes mature August 17, 2006.

The corporate units are listed on the New York Stock Exchange under the symbol "SDE".

12. Redeemable Preferred Stock

The redeemable preferred stock outstanding, at year-end, is as follows:

	2001	2000
	(millions, except per share and share data)	
Seventh series preferred stock—stated value $1,000 per share, 246,766 shares, voting, cumulative $6.73 quarterly dividend rate	$246	$246
Fifth series preferred stock—stated value $100,000 per share, 95 shares—voting, cumulative 6% annual dividend rate	10	10
	$256	$256

Seventh Series Preferred Stock

As part of the PCS Restructuring, Sprint issued to the Cable Partners a new class of convertible preferred stock convertible into PCS shares. If not converted by the holder or earlier redeemed by Sprint, the Seventh series preferred stock will become mandatorily redeemable on the tenth anniversary of the PCS Restructuring.

Fifth Series Preferred Stock

Sprint's Fifth series preferred stock must be redeemed in full in 2003. If less than full dividends have been paid for four consecutive dividend periods, or if dividends in arrears exceed an amount equal to the dividends for six dividend periods, the Fifth series preferred shareholders may elect a majority of directors standing for election until all dividends in arrears have been paid.

13. Common Stock

In the 2001 fourth quarter, 0.4 million shares of PCS common stock underlying Class A DT common stock were converted into shares of Series 1 PCS common stock. After this conversion, the Class A DT shares were cancelled.

In the 2001 third quarter, Sprint completed a registered offering of 23.5 million shares of its Series 1 PCS common stock. Net proceeds from the issuance were approximately $561 million after deducting the underwriting discount and other offering expenses. The proceeds were used to repay debt, and to fund capital investments and working capital requirements.

In conjunction with the above offering, DT sold 57 million shares of PCS common stock, which represented an approximate 4% voting interest in Sprint Corporation. Sprint did not receive any of the proceeds from the sale of shares by DT. Upon the sale, 21.2 million shares of PCS common stock underlying Class A DT common stock and 35.8 million shares of Series 3 PCS common stock were converted into shares of Series 1 PCS common stock.

In the 2001 second quarter, Sprint completed a registered offering on behalf of FT and DT in which they sold 174.8 million shares of FON common stock, which represented an approximate 10% voting interest in Sprint. Sprint did not receive any proceeds from this offering. Upon the sale, 86.2 million shares of FON common stock underlying Class A common stock and 88.6 million shares of Series 3 FON common stock were converted into shares of Series 1 FON common stock.

In the 1999 fourth quarter, the Sprint Board of Directors authorized a two-for-one stock split of Sprint's PCS common stock in the form of a stock dividend. The dividend was distributed in February 2000 to the PCS shareholders. Series 3 PCS common stock was issued to FT and DT in lieu of adjusting the PCS common stock underlying Class A common stock.

In the 1999 second quarter, Cox Communications Inc. exercised a put option requiring Sprint to purchase the remaining 40.8% interest in Cox PCS. Sprint issued 24.3 million shares of Series 2 PCS common stock (pre-split basis) in exchange for the remaining interest. The shares were valued at $1.1 billion.

In the 1999 second quarter, the Sprint Board of Directors authorized a two-for-one stock split of Sprint's FON common stock in the form of a stock dividend. The dividend was distributed in June 2000 to the FON shareholders. Series 3 FON common stock was issued to FT and DT in lieu of adjusting the FON common stock underlying Class A common stock.

In the 1999 first quarter, Sprint completed a registered offering of 24.4 million shares of its Series 1 PCS common stock (pre-split basis). In connection with this offering, FT and DT purchased 6.1 million shares of Series 3 PCS common stock (pre-split basis). Net proceeds from the issuance were approximately $672 million after deducting the underwriting discount and other offering expenses. Proceeds from FT and DT were approximately $169 million. These proceeds were used for the continued buildout of the PCS network and other working capital needs.

Classes of Common Stock

Series 1 FON common stock — Designated for general public — At the end of 2001, authorized shares totaled 2.5 billion, issued and outstanding shares totaled 888.8 million.

Series 1 PCS common stock — Designated for general public — At the end of 2001, authorized shares totaled 3.0 billion, issued and outstanding shares totaled 646.4 million.

Series 2 FON common stock — Designated for Cable Partners — At the end of 2001, authorized shares totaled 500 million. There have been no shares issued.

Series 2 PCS common stock — Designated for Cable Partners — At the end of 2001, authorized shares totaled 1.0 billion, issued and outstanding shares totaled 305.9 million

Series 3 FON common stock — Designated for FT and DT — At the end of 2001, authorized shares totaled 1.2 billion. There are no outstanding shares.

Series 3 PCS common stock — Designated for FT and DT — At the end of 2001, authorized shares totaled 600 million, issued and outstanding shares totaled 34.4 million, all of which are owned by FT.

Class A FT common stock — At the end of 2001, authorized shares totaled 100 million, issued and outstanding shares totaled 43.1 million. Each share represents the right to 50% of a share of Series 1 PCS common stock.

Class A DT common stock — At the end of 2001, authorized shares totaled 100 million. There are no outstanding shares.

Common Stock Reserved for Future Grants

At year-end 2001, common stock reserved for future grants under stock option plans or for future issuances under various other arrangements was as follows:

Sprint FON Group

	Shares
	(millions)
Employees Stock Purchase Plan	7.3
Employee savings plans	3.7
Automatic Dividend Reinvestment Plan	2.3
Officer and key employees' and directors' stock options	6.1
Other	1.5
	20.9

Sprint PCS Group

	Shares
	(millions)
Employees Stock Purchase Plan	9.8
Employee savings plans	3.0
Officer and key employees' and directors' stock options	9.1
Warrants issued to Cable Partners	24.9
Conversion of preferred stock and other	16.8
Purchase contract underlying Equity Unit Notes	70.4
	134.0

Shareholder Rights Plan

Under Sprint's Shareholder Rights Plan, one half of a preferred stock purchase right is attached to each share of FON stock and PCS stock and one preferred stock purchase right is attached to each share of Class A common stock. The rights may be redeemed by Sprint at $0.01 per right and will expire in June 2007, unless extended. The rights are exercisable only if certain takeover events occur and are entitled to the following:

- Each FON stock right entitles the holder to purchase 1/1,000 of a share (Unit) of a no par Preferred Stock-Sixth Series at $275 per Unit.
- Each PCS stock right entitles the holder to purchase a Unit of a no par Preferred Stock-Eighth Series at $150 per Unit.
- Each Class A right entitles the holder to purchase 1/4 Unit of Preferred Stock-Eighth Series at $37.50 per 1/4 Unit.

Preferred Stock-Sixth Series is voting, cumulative and accrues dividends on a quarterly basis generally equal to the greater of $100 per share or 2,000 times the total per share amount of all FON common stock dividends. Preferred Stock-Eighth Series has the same features as the Sixth Series, but applies to PCS shares. No Preferred Stock-Sixth Series or Preferred Stock-Eighth Series were issued or outstanding at year-end 2001 or 2000.

Other

The indentures and financing agreements of certain of Sprint's subsidiaries contain provisions limiting cash dividend payments on subsidiary common stock held by Sprint. As a result, $556 million of those subsidiaries' $1.5 billion total retained earnings was restricted at year-end 2001. The flow of cash in the form of advances from the subsidiaries to Sprint is generally not restricted.

14. Stock-based Compensation

After the FON and PCS stock splits, the number of shares and the related exercise prices of outstanding options and Employees Stock Purchase Plan (ESPP) share elections were adjusted to maintain the total intrinsic value of the options and the value of share elections.

During 2001, the FON Group paid $160 million to the PCS Group to compensate for the net amount of PCS stock-based compensation granted to FON Group employees less FON stock-based compensation granted to PCS Group employees. The FON Group paid $80 million to the PCS Group in 2000 for stock-based compensation. The value paid for stock-based compensation is determined at the time of the grants.

During 2000, options and restricted stock outstanding for more than one year at the date of shareholder approval of Sprint's proposed merger with WorldCom became fully vested as of that date.

During 2000, the Sprint Board of Directors approved an Exchange Program to give Sprint employees an election to cancel stock options granted to them in 2000 in exchange for an equal number of new options to be granted in the future with generally more extended vesting schedules. No members of Sprint's Board of Directors were eligible for the Exchange Program. Under the terms of the Exchange Program, 16.2 million FON options and 13.1 million PCS options were cancelled on November 10, 2000. The new options were granted on May 11, 2001, and the exercise price was the market price on that date. A total of 15.7 million FON options and 12.4 million PCS options were granted.

Management Incentive Stock Option Plan

Under the Management Incentive Stock Option Plan (MISOP), Sprint grants stock options to employees who are eligible to receive annual incentive compensation. Eligible employees may elect to receive stock options in lieu of a portion of their target incentive under Sprint's annual incentive compensation plans. The options generally become exercisable on December 31 of the year granted and have a maximum term of 10 years. Under the MISOP, Sprint also grants stock options to executives in lieu of long-term incentive compensation (LTIP-MISOP options). The LTIP-MISOP options generally become exercisable on the third December 31 following the grant date and have a maximum term of 10 years. MISOP options are granted with exercise prices equal to the market price of the underlying common stock on the grant date. At year-end 2001, this plan authorized options to buy approximately 34.4 million FON shares and approximately 23.9 million PCS shares. The authorized number of shares was increased by approximately 8.0 million FON shares and 8.6 million PCS shares on January 1, 2002.

Stock Option Plan

Under Sprint's 1990 Stock Option Plan (SOP), Sprint grants stock options to officers and key employees. The options generally become exercisable at the rate of 25% per year, beginning one year from the grant date, and have a maximum term of 10 years. SOP options are granted with exercise prices equal to the market price of the underlying common stock on the grant date. At year-end 2001, this plan authorized options to buy approximately 67.6 million FON shares and approximately 54.2 million PCS shares.

In 2001, Sprint entered into new employment contracts with Mr. Esrey and Mr. LeMay designed to insure their long-term employment with Sprint, to provide competitive compensation, and to link their compensation to shareholder value. The employment contracts combine, supercede, and amend several earlier agreements between Sprint and each of Messrs. Esrey and LeMay. In return for these agreements, Sprint granted stock options with extended vesting schedules (Employment) to Mr. Esrey and Mr. LeMay.

In 2000, Sprint granted special stock options (Retention) to executives who agreed to defer the benefit of the accelerated vesting of stock options until the close or cancellation of the proposed WorldCom merger. The agreement was designed to retain these executives following Sprint's special meeting of shareholders in connection with the proposed WorldCom merger. In addition, Sprint granted a portion of the annual option grants (Accelerated) normally expected to be made in early 2001 to officers and key employees. The granting of these options was accelerated to help retain employees.

In 1997, Sprint granted performance-based stock options to certain key executives. The FON Group expensed $5 million in 2000 and $9 million in 1999, and the PCS Group expensed $3 million in 2000 and $5 million in 1999, related to these performance-based stock options. The 2000 amount reflects expense through the date of the shareholder approval of the proposed WorldCom merger. At that time, all of these options became vested. An additional $29 million of expense related to these options was included in "Merger related costs" in Sprint's 2000 Consolidated Statements of Operations.

Employees Stock Purchase Plan

Under Sprint's ESPP, employees may elect to purchase FON common stock or PCS common stock at a price equal to 85% of the market value on the grant or exercise date, whichever is less. At year-end 2001, this plan authorized for purchase approximately 10.2 million FON shares and approximately 15.1 million PCS shares.

Sprint PCS Long-term Incentive Plan

Before 1999, PCS Group employees meeting certain eligibility requirements were included in the Sprint PCS' long-term incentive plan (LTIP). Under this plan, participants received units whose initial value was based on independent appraisals. Appreciation on the units was based on annual independent appraisals. The 1997 plan year appreciation units vested 25% per year beginning one year from the grant date and also expire after 10 years.

In connection with the PCS Restructuring, Sprint discontinued the Sprint PCS LTIP. The appreciation units were converted to PCS shares and options to buy PCS shares, based on a formula designed to replace the appreciated value of the units at the beginning of July 1998. For vested units at year-end 1998, participants could elect to receive the appreciation in cash, or in shares and options. Most elected to receive shares and options.

In 1999, Sprint began issuing the shares, and the options became exercisable based on the vesting requirements of the converted units. At the end of 2000, all replacement options and shares were fully vested.

Pro Forma Disclosures

Pro forma net income (loss) and earnings (loss) per share have been determined as if Sprint had used the fair value method of accounting for its stock option grants and ESPP share elections. Under this method, compensation expense is recognized over the applicable vesting periods and is based on the shares under option and their related fair values on the grant date.

Sprint's pro forma net loss was $1,751 million for 2001, $467 million for 2000 and $1,144 million for 1999.

The FON Group's pro forma net loss was $291 million for 2001, and pro forma net income was $1,668 million for 2000 and $1,434 million for 1999. Pro forma diluted loss per share was $0.32 for 2001, and pro forma diluted earnings per share was $1.88 for 2000 and $1.63 for 1999. The FON Group's pro forma net income was reduced by $10 million or $0.01 per FON share in 2000 and 1999 due to additional compensation resulting from modifications to terms of options and ESPP share elections related to the Recapitalization.

The PCS Group's pro forma net loss was $1,460 million in 2001, $2,135 million in 2000 and $2,578 million in 1999 and pro forma diluted loss per share was $1.49 in 2001, $2.22 in 2000 and $2.82 in 1999.

Fair Value Disclosures

The following tables reflect the weighted average fair value per option granted, as well as the significant weighted average assumptions used in determining those fair values using the Black-Scholes pricing model.

In 2001, two SOP grants are presented. This is a result of the Exchange Program. Those individuals that did not accept (or were excluded from) the Exchange Program were granted 2001 SOP options in January, while those that accepted the Exchange Program were granted both the 2000 and 2001 SOP options in May in accordance with the terms of the offer.

FON Common Stock

2001	MISOP	SOP (Jan)
Fair value on grant date	$ 7.11	$ 8.78
Risk-free interest rate	4.9%	4.9%
Expected volatility	33.7%	32.6%
Expected dividend yield	2.3%	1.9%
Expected life (years)	6	6

2001	SOP (May)	Employment
Fair value on grant date	$ 7.11	$ 7.46
Risk-free interest rate	4.9%	4.8%
Expected volatility	33.7%	33.5%
Expected dividend yield	2.3%	2.2%
Expected life (years)	6	6

2000	MISOP	SOP
Fair value on grant date	$24.24	$23.86
Risk-free interest rate	6.8%	6.1%
Expected volatility	26.7%	26.6%
Expected dividend yield	0.8%	0.8%
Expected life (years)	6	6

2000	Accelerated	Retention
Fair value on grant date	$13.77	$22.92
Risk-free interest rate	6.1%	6.6%
Expected volatility	33.2%	26.7%
Expected dividend yield	1.4%	0.8%
Expected life (years)	6	6

1999	MISOP	SOP
Fair value on grant date	$9.86	$12.09
Risk-free interest rate	4.8%	4.8%
Expected volatility	26.6%	26.6%
Expected dividend yield	1.3%	1.3%
Expected life (years)	4	6

PCS Common Stock

2001	MISOP	SOP (Jan)
Fair value on grant date	$16.91	$18.50
Risk-free interest rate	4.9%	4.9%
Expected volatility	74.3%	75.4%
Expected dividend yield	—	—
Expected life (years)	6	6

2001	SOP (May)	Employment
Fair value on grant date	$16.91	$17.52
Risk-free interest rate	4.9%	4.8%
Expected volatility	74.3%	75.5%
Expected dividend yield	—	—
Expected life (years)	6	6

2000	MISOP	SOP
Fair value on grant date	$33.06	$33.93
Risk-free interest rate	6.8%	6.1%
Expected volatility	63.2%	67.7%
Expected dividend yield	—	—
Expected life (years)	6	6

2000	Accelerated	Retention
Fair value on grant date	$35.30	$34.83
Risk-free interest rate	6.1%	6.6%
Expected volatility	63.8%	63.2%
Expected dividend yield	—	—
Expected life (years)	6	6

1999	MISOP	SOP
Fair value on grant date	$ 8.55	$10.12
Risk-free interest rate	4.8%	4.8%
Expected volatility	67.7%	67.7%
Expected dividend yield	—	—
Expected life (years)	4	6

Employees Stock Purchase Plan

During the 2001 ESPP offering, FON Group and PCS Group employees elected to purchase 2.0 million FON and 5.5 million PCS shares. Using the Black-Scholes pricing model, the weighted average fair value was $4.37 per share for each FON election and $7.92 per share for each PCS election.

During the 2000 ESPP offering, FON Group and PCS Group employees elected to purchase 2.3 million FON and 5.4 million PCS shares. Using the Black-Scholes pricing model, the weighted average fair value was $12.99 per share for each FON election and $20.68 per share for each PCS election.

During the 1999 ESPP offering, FON Group and PCS Group employees elected to purchase 1.3 million

FON and 6.5 million PCS shares. Using the Black-Scholes pricing model, the weighted average fair value was $11.12 per share for each FON election and $8.08 per share for each PCS election.

Stock Options

Activity under the SOP and MISOP was as follows:

FON Common Stock

	Sprint FON Shares	Weighted Average per Share Exercise Price
	(millions)	
Outstanding, year-end 1998	47.4	$21.03
Granted	20.9	41.51
Exercised	(13.5)	18.93
Forfeited/Expired	(2.8)	28.61
Outstanding, year-end 1999	52.0	29.48
Granted	24.3	58.61
Exercised	(11.5)	26.32
Forfeited/Expired	(20.0)	58.48
Outstanding, year-end 2000	44.8	33.12
Granted	43.8	25.06
Exercised	(0.8)	14.10
Forfeited/Expired	(7.6)	43.49
Outstanding, year-end 2001	80.2	$27.95

PCS Common Stock

	Sprint PCS Shares	Weighted Average per Share Exercise Price
	(millions)	
Outstanding, year-end 1998	29.2	$ 5.20
Granted	21.8	17.67
Exercised	(9.2)	6.05
Forfeited/Expired	(2.0)	9.64
Outstanding, year-end 1999	39.8	11.64
Granted	19.1	52.68
Exercised	(16.2)	10.84
Forfeited/Expired	(15.8)	52.08
Outstanding, year-end 2000	26.9	17.43
Granted	35.3	26.01
Exercised	(2.7)	9.75
Forfeited/Expired	(3.4)	43.17
Outstanding, year-end 2001	56.1	$21.70

The following tables summarize outstanding and exercisable options at year-end 2001:

FON Common Stock

	Options Outstanding		
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price
	(millions)	*(years)*	
$ 5.00–$ 9.99	0.0	0.2	$ 8.29
10.00– 19.99	7.6	4.3	16.82
20.00– 29.99	51.8	8.1	22.90
30.00– 39.99	14.0	6.9	38.53
40.00– 49.99	2.3	4.9	44.64
50.00– 59.99	0.6	4.5	53.69
60.00– 69.99	3.5	6.8	64.68
70.00– 79.99	0.4	4.7	74.01

	Options Exercisable	
Range of Exercise Prices	Number Exercisable	Weighted Average Exercise Price
	(millions)	
$ 5.00–$ 9.99	0.0	$ 8.29
10.00– 19.99	7.5	16.77
20.00– 29.99	27.2	23.36
30.00– 39.99	13.6	38.60
40.00– 49.99	2.3	44.63
50.00– 59.99	0.6	53.69
60.00– 69.99	2.6	64.22
70.00– 79.99	0.4	74.01

PCS Common Stock

	Options Outstanding		
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price
	(millions)	*(years)*	
$ 2.00–$ 9.99	9.8	5.3	$ 5.19
10.00– 19.99	9.6	7.0	15.62
20.00– 29.99	32.8	8.9	24.78
30.00– 39.99	0.2	5.4	32.99
40.00– 49.99	0.4	5.2	46.44
50.00– 59.99	2.9	7.3	53.12
60.00– 69.99	0.4	6.3	62.82

	Options Exercisable	
Range of Exercise Prices	Number Exercisable	Weighted Average Exercise Price
	(millions)	
$ 2.00–$ 9.99	9.8	$ 5.19
10.00– 19.99	9.6	15.60
20.00– 29.99	11.0	24.63
30.00– 39.99	0.2	33.02
40.00– 49.99	0.4	46.47
50.00– 59.99	2.0	53.41
60.00– 69.99	0.4	62.82

15. Commitments and Contingencies

Litigation, Claims and Assessments

A number of putative class action cases that allege Sprint failed to obtain easements from property owners during the installation of its fiber optic network are in process, some of them seeking certification as nationwide classes. Settlement negotiations directed to a nationwide, industry-wide settlement of these claims have resulted in an agreement, not yet approved by all parties involved in the actions or by the Court. Sprint recorded a charge for estimated settlement costs of $24 million in the fourth quarter of 2001.

In December 2000, Amalgamated Bank, an institutional shareholder, filed a derivative action purportedly on behalf of Sprint against certain of its current and former officers and directors in the Jackson County, Missouri, Circuit Court. The complaint alleges that the individual defendants breached their fiduciary duties to Sprint and were unjustly enriched by making undisclosed amendments to Sprint's stock option plans, by failing to disclose certain information concerning regulatory approval of the proposed merger of Sprint and WorldCom, and by overstating Sprint's earnings for the first quarter of 2000. The plaintiff seeks damages, to be paid to Sprint, in an unspecified amount. Two additional, substantially identical, derivative actions by other shareholders have been filed.

Various other suits arising in the ordinary course of business are pending against Sprint.

Management cannot predict the final outcome of these actions but believes they will not be material to Sprint's consolidated financial statements.

Commitments

The PCS Group has purchase commitments with various vendors to purchase handsets and other equipment through 2007. Outstanding commitments at year-end 2000 were approximately $800 million. Outstanding commitments at year-end 2001 were approximately $2 billion.

The FON Group has purchase commitments with various vendors for network equipment through 2004. Outstanding commitments at year-end 2001 were approximately $489 million. There were no outstanding commitments at year-end 2000.

Operating Leases

Sprint's minimum rental commitments at year-end 2001 for all noncancelable operating leases, consisting mainly of leases for data processing equipment, real estate, cell and switch sites, and office space, are as follows:

	(millions)
2002	$815
2003	600
2004	426
2005	311
2006	196
Thereafter	445

Sprint's gross rental expense totaled $1.2 billion in 2001, $1.0 billion in 2000 and $890 million in 1999. Rental commitments for subleases, contingent rentals and executory costs were not significant. The table excludes renewal options related to certain cell and switch site leases. These renewal options generally have five-year terms and may be exercised from time to time.

16. Financial Instruments

Fair Value of Financial Instruments

Sprint estimates the fair value of its financial instruments using available market information and appropriate valuation methodologies. As a result, the following estimates do not necessarily represent the values Sprint could realize in a current market exchange. These amounts have not been comprehensively revalued for purposes of these financial statements since December 31, 2001. Therefore, estimates of fair value after year-end 2001 may differ significantly from the amounts presented below.

The carrying amounts and estimated fair values of Sprint's financial instruments at year-end were as follows:

	2001	
	Carrying Amount	Estimated Fair Value
	(millions)	
Cash and equivalents	$ 313	$ 313
Investments in securities	486	390
Japanese yen[1]	140	140
Total debt	20,902	20,664
Equity units[2]	1,774	1,753
Redeemable preferred stock	256	431

	2000	
	Carrying Amount	Estimated Fair Value
	(millions)	
Cash and equivalents	$ 239	$ 239
Investments in securities	602	236
Japanese yen[1]	158	158
Total debt	18,719	17,823
Redeemable preferred stock	256	385

(1) *Yen are held on deposit to satisfy certain capital lease obligations. See Note 10 for additional information.*

(2) *Equity units include senior notes of $1,725 million and the purchase contract adjustment payment liability of $49 million. See Note 11 for more information on equity units.*

The carrying amounts of Sprint's cash and equivalents approximate fair value at year-end 2001 and 2000. The estimated fair value of investments in securities was based on quoted market prices. The estimated fair value of long-term debt was based on quoted market prices for publicly traded issues. The estimated fair value of all other issues was based on either the Black-Scholes pricing model or the present value of estimated future cash flows using a discount rate based on the risks involved.

Accounting for Derivative Instruments

Accounting Standard

In June 1998, the Financial Accounting Standards Board (FASB) issued Statement No. 133 (SFAS No. 133), "Accounting for Derivative Instruments and Hedging Activities." This Statement became effective for Sprint on January 1, 2001 and establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities and requires recognition of all derivatives on the balance sheet at fair value, regardless of the hedging relationship designation. Accounting for the changes in the fair value of the derivative instruments depends on whether the derivatives qualify as hedge relationships and the types of the relationships designated are based on the exposures hedged. Changes in fair value of derivatives designated as fair value hedges are recognized in earnings along with fair value changes of the hedged item. Changes in fair value of derivatives designated as cash flow hedges are recorded in other comprehensive income and are recognized in earnings when the hedged item affects earnings. Changes in fair value of derivative instruments that do not qualify for hedge relationship designation are recognized in earnings.

Risk Management Policies

Sprint selectively enters into interest rate swap and cap agreements to manage its exposure to interest rate changes on its debt. Sprint also enters into forward contracts and options in foreign currencies to reduce the impact of changes in foreign exchange rates. Sprint's derivative transactions are used principally for hedging purposes and comply with Board-approved policies.

Sprint enters into interest rate swap agreements to minimize exposure to interest rate movements and achieve an optimal mixture of floating and fixed-rate debt while minimizing liquidity risk. The interest rate swap agreements designated as fair value hedges effectively convert Sprint's fixed-rate debt to a floating rate by receiving fixed-rate amounts in exchange for floating-rate interest payments over the life of the agreement without an exchange of the underlying principal amount.

Sprint enters into interest rate swap agreements designated as cash flow hedges to reduce the impact of interest rate movements on future interest expense by effectively converting a portion of its floating-rate debt to a fixed rate.

In certain business transactions, Sprint is granted warrants to purchase the securities of other companies at fixed rates. These warrants are supplemental to the terms of the business transactions and are not designated as hedging instruments.

Sprint's foreign exchange risk management program focuses on reducing transaction exposure to optimize consolidated cash flow. Sprint's primary transaction exposure results from net payments made to overseas telecommunications companies for completing international calls made by Sprint's domestic customers. Forward contracts, which function as natural hedges, are used to offset the impact of foreign currency fluctuations in these payments.

Derivative Accounting under the Standard

The derivative instruments Sprint holds are interest rate swaps, stock warrants and foreign currency forward contracts. The interest rate swaps meet all the required criteria of SFAS No. 133 for the assumption of perfect effectiveness resulting in no recognition of changes in their fair value in earnings upon adoption or during the life of the swap. The stock warrants are not designated as hedging instruments and changes in the fair value of these derivative instruments are recognized in earnings during the period of change. Forward contracts held during the period are not designated as hedges and, accordingly, not affected by the adoption of SFAS No. 133.

Upon adoption of SFAS No. 133, Sprint recorded a cumulative adjustment to net income of $2 million (net of tax of $1 million) and a cumulative reduction in other comprehensive income of $9 million. The $2 million cumulative adjustment was due to recognizing the fair value of the stock warrants that are not designated as hedging instruments and is recorded in "Cumulative effect of changes in accounting principles, net" in Sprint's Consolidated Statements of Operations. The reduction in other comprehensive income results from recognizing the fair value of interest rate swap cash flow hedges and is recorded in "Cumulative effect of change in accounting principle" in Sprint's Consolidated Statements of Comprehensive Income (Loss). The net derivative losses included in other accumulated comprehensive income as of December 31, 2001 are expected to be reclassified into earnings within the next 12-month period because they mature in 2002.

Sprint recorded net derivative gains of $2 million (net of tax benefit of $1 million) for the year ended December 31,

2001 due to changes in the fair value of the stock warrants that are not designated as hedging instruments. The net derivative gains are included in Other income (expense), net on the Consolidated Statements of Operations. Sprint recorded a $4 million reduction in other comprehensive income for the year ended December 31, 2001 resulting from losses on interest rate swap cash flow hedges. The reduction in other comprehensive income is included in "Net unrealized losses on qualifying cash flow hedges" on the Consolidated Statements of Comprehensive Income (Loss).

Foreign Currency Contracts

As part of its foreign currency exchange risk management program, Sprint purchases and sells over-the-counter forward contracts and options in various foreign currencies. Sprint had outstanding open forward contracts to buy various foreign currencies of $3 million at year-end 2001 and $26 million at year-end 2000. The forward contracts and options open at year-end 2001 and 2000 all had original maturities of six months or less. The net gain or loss recorded to reflect the fair value of these contracts is recorded in the period incurred. Including hedge costs, a net loss of $0.8 million was recorded in 2001, a net gain of $0.4 million was recorded in 2000, and a net loss of $0.3 million was recorded in 1999.

Concentrations of Credit Risk

Sprint's accounts receivable are not subject to any concentration of credit risk. Sprint controls credit risk of its interest rate swap agreements and foreign currency contracts through credit approvals, dollar exposure limits and internal monitoring procedures. In the event of nonperformance by the counterparties, Sprint's accounting loss would be limited to the net amount it would be entitled to receive under the terms of the applicable interest rate swap agreement or foreign currency contract. However, Sprint does not anticipate nonperformance by any of the counterparties to these agreements.

17. Additional Financial Information

Segment Information

Sprint is divided into four lines of business: the global markets division, the local division, the product distribution and directory publishing businesses and the PCS wireless telephony products and services business, also known as the PCS Group.

Sprint manages its segments to the operating income (loss) level of reporting. Items below that level are held at a corporate level and only attributed to the group level. The reconciliation from operating income to net income is shown on the face of the Consolidated Statements of Operations in the consolidation information.

Sprint generally accounts for transactions between segments based on fully distributed costs, which Sprint believes approximate fair value.

Segment financial information was as follows:

	Global Markets Division	Local Division	Product Distribution & Directory Publishing	PCS Group	Corporate and Eliminations[1]	Consolidated
				(millions)		
2001						
Net operating revenues	$ 9,916	$6,247	$1,762	$ 9,725	$(1,579)	$26,071
Affiliated revenues	581	283	695	20	(1,579)	—
Depreciation and amortization	1,318	1,120	21	2,150	(10)	4,599
Restructuring and asset impairments[2]	1,688	109	7	10	—	1,814
Operating expenses	11,965	4,464	1,478	10,372	(1,546)	26,733
Operating income (loss)	(2,049)	1,783	284	(647)	(33)	(662)
Operating margin	NM	28.5%	16.1%	NM	—	NM
Capital expenditures	3,580	1,271	111	3,751	333	9,046
Total assets	12,651	9,343	719	22,190	891	45,793
2000						
Net operating revenues	$10,528	$6,155	$1,936	$ 6,341	$(1,347)	$23,613
Affiliated revenues	424	190	694	39	(1,347)	—
Depreciation and amortization	1,121	1,139	16	1,877	(9)	4,144
Merger related costs[3]	—	—	—	24	163	187
Asset impairment[2]	238	—	—	—	—	238
Operating expenses	9,943	4,392	1,652	8,269	(1,148)	23,108
Operating income (loss)	585	1,763	284	(1,928)	(199)	505
Operating margin	5.6%	28.6%	14.7%	NM	—	2.1%
Capital expenditures	2,294	1,371	8	3,047	432	7,152
Total assets	12,509	9,219	845	19,763	732	43,068
1999						
Net operating revenues	$10,308	$5,958	$1,758	$ 3,373	$(1,132)	$20,265
Affiliated revenues	289	192	643	8	(1,132)	—
Depreciation and amortization	1,045	1,069	17	1,523	(2)	3,652
Operating expenses	9,133	4,405	1,516	6,610	(1,092)	20,572
Operating income (loss)	1,175	1,553	242	(3,237)	(40)	(307)
Operating margin	11.4%	26.1%	13.8%	NM	—	NM
Capital expenditures	1,774	1,354	36	2,580	370	6,114
Total assets	11,133	8,641	652	17,924	1,371	39,721

NM = Not meaningful

(1) Revenues eliminated in consolidation consist primarily of local access charged to the global markets division, equipment purchases from the product distribution business, interexchange services provided to the local division, long distance services provided to the PCS Group for resale to PCS customers and for internal business use, caller ID services provided by the local division and access to the PCS network. Corporate capital expenditures were incurred mainly for Sprint's World Headquarters Campus.

(2) In the fourth quarter of 2001, Sprint recognized a one-time, pre-tax charge of $1,814 million for restructuring and asset impairment. In the 2000 fourth quarter, Sprint recognized a one-time, pre-tax charge of $238 million for asset impairment. See Note 4 of Notes to Consolidated Financial Statements of additional information.

(3) In the 2000 second quarter, Sprint recognized a one-time, pre-tax charge associated with the terminated WorldCom merger.

In 2001, more than 94% of Sprint's revenues were from equipment and services provided within the United States. In 2000 and 1999, equipment and services provided within the United States generated more than 95% of Sprint's revenues.

More than 99% of Sprint's property, plant, and equipment is in the United States.

Equipment sales to one retail chain and the subsequent service revenues generated by sales to its customers represent approximately 24% of the PCS Group's net operating revenues in 2001, 24% in 2000 and 27% in 1999.

Net operating revenues by product and services were as follows:

	Global Markets Division	Local Division	Product Distribution & Directory Publishing	PCS Group	Eliminations	Consolidated
			(millions)			
2001						
Voice	$ 6,644	—	—	$ —	$ (581)	$ 6,063
Data	1,956	—	—	—	—	1,956
Internet	1,003	—	—	—	—	1,003
Local service	—	2,939	—	—	(4)	2,935
Network access	—	2,032	—	—	(220)	1,812
Long distance	—	731	—	—	—	731
Product distribution	—	—	1,206	—	(695)	511
Directory publishing	—	—	556	—	—	556
Wireless services	—	—	—	9,725	(20)	9,705
Other	313	545	—	—	(59)	799
Total net operating revenues	$ 9,916	$6,247	$1,762	$9,725	$(1,579)	$26,071
2000						
Voice	$ 7,094	$ —	$ —	$ —	$ (424)	$ 6,670
Data	1,937	—	—	—	—	1,937
Internet	920	—	—	—	—	920
Local service	—	2,846	—	—	(2)	2,844
Network access	—	1,987	—	—	(138)	1,849
Long distance	—	717	—	—	—	717
Product distribution	—	—	1,468	—	(694)	774
Directory publishing	—	—	468	—	—	468
Wireless services	—	—	—	6,341	(39)	6,302
Other	577	605	—	—	(50)	1,132
Total net operating revenues	$10,528	$6,155	$1,936	$6,341	$(1,347)	$23,613
1999						
Voice	$ 7,445	$ —	$ —	$ —	$ (289)	$ 7,156
Data	1,696	—	—	—	—	1,696
Internet	615	—	—	—	—	615
Local service	—	2,677	—	—	(2)	2,675
Network access	—	1,918	—	—	(132)	1,786
Long distance	—	611	—	—	—	611
Product distribution	—	—	1,350	—	(643)	707
Directory publishing	—	—	408	—	—	408
Wireless services	—	—	—	3,373	(8)	3,365
Other	552	752	—	—	(58)	1,246
Total net operating revenues	$10,308	$5,958	$1,758	$3,373	$(1,132)	$20,265

Supplemental Cash Flows Information

Sprint's cash paid (received) for interest and income taxes was as follows:

	2001	2000	1999
		(millions)	
Interest (net of capitalized interest)	$ 1,119	$1,013	$ 707
Income taxes	$ 12	$ (386)	$(131)

Sprint's noncash activities included the following:

	2001	2000	1999
		(millions)	
Common stock issued under Sprint's employee benefit stock plans	$ 189	$ 255	$ 144
Fair value of purchase contract adjustment payment liability	$ 53	$ —	$ —
Contribution to equity investment	$ 43	$ —	$ —
Tax benefit from stock options exercised	$ 17	$ 424	$ 254
Stock received for stock options exercised	$ 4	$ 69	$ 118
Extinguishment of debt	$ —	$ 275	$ 78
Common stock issued for Cox PCS acquisition	$ —	$ —	$ 1,146
Debt assumed in the broadband fixed wireless acquisitions	$ —	$ —	$ 575
Capital lease obligations	$ —	$ —	$ 77

See Note 2 for more details about the assets and liabilities acquired in business combinations.

18. Recently Issued Accounting Pronouncements

In August 2001, the FASB issued Statement No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which is effective for fiscal years beginning after December 15, 2001. This new standard, when in effect, will supersede SFAS Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for the Long-Lived Assets to Be Disposed Of", providing one accounting model for the review of asset impairment. Statement No. 144 retains much of the recognition and measurement provisions of Statement No. 121, but removes goodwill from its scope. Sprint will adopt this standard effective January 1, 2002 and does not expect a material impact on Sprint's consolidated financial statements.

In June 2001, the FASB issued Statement No. 143, "Accounting for Asset Retirement Obligations." This standard provides accounting guidance for legal obligations associated with the retirement of long-lived assets. The fair value of a liability for the asset retirement obligation will be required to be recognized in the period in which it is incurred. When the liability is initially recognized, the asset retirement costs should also be capitalized by increasing the carrying amount of the related long-lived asset.

Sprint is currently assessing its obligations to determine the potential impact because of this change in accounting. This statement is effective for fiscal years beginning after June 15, 2002. Sprint will adopt this standard effective January 1, 2003.

In June 2001, the FASB issued Statement No. 141, "Business Combinations," and Statement No. 142, "Goodwill and Other Intangible Assets."

Statement No. 141 supercedes APB Opinion No. 16, "Business Combinations," and Statement No. 38, "Accounting for Pre-acquisition Contingencies of Purchased Enterprises." This statement requires accounting for all business combinations using the purchase method and changes the criteria for recognizing intangible assets apart from goodwill. This statement is effective for all business combinations initiated after June 30, 2001.

Statement No. 142 supercedes APB Opinion No. 17, "Intangible Assets," and addresses how to account for purchased intangibles upon acquisition. The standard prescribes the necessary accounting for both identifiable intangibles and goodwill after initial recognition. Amortization of goodwill and indefinite lived intangibles will cease upon adoption of this standard and periodic impairment testing will be required. Amortization of definite lived intangibles will continue over their useful life.

Sprint will adopt this standard effective January 1, 2002. In the fourth quarter of 2001, Sprint evaluated its goodwill and other specifically identifiable intangibles in accordance with the standard's guidance. Based upon the results of this evaluation, Sprint does not expect an impairment of goodwill or other specifically identifiable intangibles.

Sprint believes that FCC spectrum licenses including microwave relocation costs qualify as indefinite life intangibles under the new standard. Amortization of goodwill, spectrum licenses and trademarks will accordingly cease as of January 1, 2002. Annualized amortization of goodwill and indefinite life intangibles was approximately $382 million in 2001.

At December 31, 2001, the net book value of goodwill was $4.4 billion and the net book value of other specifically identifiable intangibles was $4.7 billion.

19. Quarterly Financial Data (Unaudited)

2001	Quarter			
	1st	2nd	3rd	4th[1]
	(millions, except per share data)			
Net operating revenues	$6,280	$6,420	$6,715	$ 6,656
Operating income (loss)	250	431	306	(1,649)
Income (Loss) from continuing operations	(77)	43	(134)	(1,234)
Net income (loss)	(76)	43	(134)	(1,234)
Earnings (Loss) per common share from continuing operations[3]				
FON common stock				
Diluted	0.36	0.33	0.18	(1.02)
Basic	0.36	0.33	0.18	(1.02)
PCS common stock				
Diluted and Basic	(0.40)	(0.26)	(0.29)	(0.33)

2000	Quarter			
	1st	2nd	3rd	4th[1]
	(millions, except per share data)			
Net operating revenues[2]	$5,529	$5,821	$6,040	$ 6,223
Operating income (loss)	156	122	357	(130)
Loss from continuing operations	(65)	(91)	(6)	(414)
Net income (loss)[2]	605	(91)	(6)	(415)
Earnings (Loss) per common share from continuing operations				
FON common stock				
Diluted	0.50	0.41	0.43	0.11
Basic	0.51	0.42	0.44	0.11
PCS common stock				
Diluted and Basic[3]	(0.54)	(0.48)	(0.41)	(0.53)

[1] *See Notes 3 and 4 of Notes to Consolidated Financial Statements for information about one-time items recorded in the 2001 and 2000 fourth quarters.*

[2] *In the 2000 first quarter, Sprint adopted SEC Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements," (SAB 101). As required by SAB 101, 2000 net operating revenues have been restated from amounts reported in the 2000 quarterly reports on Form 10-Q. Net operating revenues were reduced by $4 million in the 2000 first quarter, $31 million in the 2000 second quarter and $33 million in the 2000 third quarter. Sprint also restated the 2000 first quarter net income by recording a $2 million loss for the cumulative effect of change in accounting principle at the effective adoption date of SAB 101.*

[3] *As the effects of including the incremental shares associated with options and ESPP shares are antidilutive, both basic earnings per share and diluted earnings per share reflect the same calculation in these condensed statements of consolidated operations for FON reported in the fourth quarter ended December 31, 2001 and for PCS reported periods in 2001.*

20. Subsequent Events (Unaudited)

Corporate Action

In January 2002, Sprint's Articles of Incorporation were amended to eliminate any authorized shares of Class A DT common stock. As a result, the number of authorized shares of Class A DT common stock has been reduced from 100 million to zero shares.

Dividend Declaration

In February 2002, Sprint's Board of Directors declared dividends of 12.5 cents on the FON Common Stock. Dividends will be paid March 29, 2002.

PCS Restructuring

In February 2002, Sprint announced it would close five of its smaller Sprint PCS customer service call centers to reduce operating costs. The restructuring charge associated with this announcement is expected to be a pre-tax charge of approximately $25 million.

Industry Activity

In January 2002, two telecom companies, Global Crossing Ltd. and McLeodUSA Incorporated, filed for Chapter 11 bankruptcy protection. Sprint's exposure to these events as a creditor is less than $20 million as of December 31, 2001.

Investment in Call-Net

In February 2002, Call-Net, a Canadian long-distance provider, announced a comprehensive recapitalization proposal that would alter Sprint's existing ownership in this investment which is currently carried at zero value. Sprint has committed to invest approximately $20 million in new Call-Net shares as part of this proposal and would continue to carry them as an equity method investment. Additionally, Sprint and Call-Net have agreed in principle to a new ten year branding and technology services agreement.

Term Loan Facility

In March 2002, Sprint signed a commitment letter with Citibank N.A. and Deutsche Bank AG for a $1 billion term loan facility. The commitment, which is fully incremental to Sprint's existing $5 billion revolving line of credit, is for a nine-month loan secured by the assets of Sprint's directory publishing business.

SPRINT CORPORATION

SCHEDULE II—CONSOLIDATED VALUATION AND QUALIFYING ACCOUNTS
Years Ended December 31, 2001, 2000 and 1999

	Balance Beginning of Year	Additions (Deductions) Charged to Income	Additions (Deductions) Charged to Other Accounts	Other Deductions	Balance End of Year
			(millions)		
2001					
Allowance for doubtful accounts	$406	$1,146	$ 70	$(1,138)[1]	$484
Valuation allowance—deferred income tax assets	$598	$ 88	$ —	$ —	$686
2000					
Allowance for doubtful accounts	$281	$ 678	$ 8	$ (561)[1]	$406
Valuation allowance—deferred income tax assets	$480	$ 115	$ 3	$ —	$598
1999					
Allowance for doubtful accounts	$202	$ 585	$ 3	$ (509)[1]	$281
Valuation allowance—deferred income tax assets	$249	$ 47	$193[2]	$ (9)	$480

(1) *Accounts written off, net of recoveries.*

(2) *Represents a valuation allowance for deferred income tax assets relating to the net operating loss carryforwards acquired in the purchase of the broadband fixed wireless companies.*

EXHIBIT (12)
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

Sprint Corporation

	2001	2000	1999	1998	1997
			(millions)		
Earnings					
Income (loss) from continuing operations before income taxes	$(2,026)	$ (702)	$(1,072)	$1,039	$1,748
Capitalized interest	(174)	(175)	(151)	(167)	(93)
Equity in losses of less than 50% owned entities	175	256	80	42	680
Subtotal	(2,025)	(621)	(1,143)	914	2,335
Fixed charges					
Interest charges	1,355	1,165	1,011	885	277
Interest factor of operating rents	397	348	311	275	135
Total fixed charges	1,752	1,513	1,322	1,160	412
Earnings, as adjusted	$ (273)	$ 892	$ 179	$2,074	$2,747
Ratio of earnings to fixed charges	—(1)	—(2)	—(3)	1.79(4)	6.67(5)

(1) *Earnings, as adjusted, were inadequate to cover fixed charges by $2.0 billion in 2001. Earnings, as adjusted, includes one-time items. These items include a litigation charge of $24 million for the global markets division, a restructuring and asset impairment charge of $1,814 million representing the termination of Sprint ION, as well as additional steps to reduce overall operating costs, a write-down of an equity method investment of $157 million, a gain on investment activities of $14 million, and a loss on the sale of an investment of $25 million. Additionally, Sprint modified certain retirement plan benefits resulting in a curtailment gain of $120 million. Excluding these items, earnings, as adjusted would have been inadequate to cover fixed charges by $139 million.*

(2) *Earnings, as adjusted, were inadequate to cover fixed charges by $621 million in 2000. Earnings, as adjusted, includes one-time items. These items include an asset impairment charge of $238 million representing the write-down of the global markets division's Paranet operations, $187 million for costs associated with the terminated WorldCom merger, $122 million for the write-downs of certain equity investments, net gains of $71 million from the sale of an independent directory publishing operation and from investment activities, and a $28 million gain from the sale of customers and network infrastructure to a PCS third party affiliate. Excluding these items, earnings, as adjusted, would have been inadequate to cover fixed charges by $173 million.*

(3) *Earnings, as adjusted, were inadequate to cover fixed charges by $1.1 billion in 1999. Earnings, as adjusted, includes a net one-time gain of $54 million from investment activities. Excluding this gain, earnings, as adjusted, would have been inadequate to cover fixed charges by $1.2 billion.*

(4) *Earnings, as adjusted, includes one-time net gains of $104 million mainly relating to sales of local exchanges and a one-time charge to write off $179 million of acquired in-process research and development costs related to the PCS Restructuring. Excluding these items, the ratio of earnings to fixed charges would have been 1.85 for 1998.*

(5) *Earnings, as adjusted, includes one-time items. These items include a litigation charge of $20 million and gains of $71 million mainly from sales of local exchanges and certain investments. Excluding these items, the ratio of earnings to fixed charges would have been 6.54 for 1997.*

Note: *The ratios were computed by dividing fixed charges into the sum of earnings (after certain adjustments) and fixed charges. Earnings include income from continuing operations before taxes, plus equity in the net losses of less-than-50% owned entities, less capitalized interest. Fixed charges include interest on all debt of continuing operations, including amortization of debt issuance costs, and the interest component of operating rents.*

EXHIBIT (21)
SUBSIDIARIES OF REGISTRANT

Sprint Corporation is the parent. The subsidiaries of Sprint Corporation are as follows:

Name	Jurisdiction of Incorporation or Organization	Ownership Interest Held By Its Immediate Parent
American Telecasting, Inc.	Delaware	100
American Telecasting Development, Inc.	Delaware	100
Fresno MMDS Associates, A General Partnership	California Partnership	35
FMA Licensee Subsidiary, Inc.	California	100
American Telecasting of Anchorage, Inc.	Delaware	100
American Telecasting of Bend, Inc.	Delaware	100
American Telecasting of Billings, Inc.	Delaware	100
American Telecasting of Bismarck, Inc.	Delaware	100
American Telecasting of Central Florida, Inc.	Delaware	100
American Telecasting of Cincinnati, Inc.	Delaware	100
American Telecasting of Colorado Springs, Inc.	Delaware	100
American Telecasting of Columbus, Inc.	Delaware	100
American Telecasting of Denver, Inc.	Delaware	100
American Telecasting of Fort Collins, Inc.	Delaware	100
American Telecasting of Fort Myers, Inc.	Delaware	100
American Telecasting of Green Bay, Inc.	Delaware	100
American Telecasting of Minnesota, Inc.	Delaware	100
American Telecasting of Nebraska, Inc.	Delaware	100
American Telecasting of North Dakota, Inc.	Delaware	100
American Telecasting of South Dakota, Inc.	Delaware	100
American Telecasting of Hawaii, Inc.	Delaware	100
American Telecasting of Jackson, Inc.	Delaware	100
American Telecasting of Jacksonville, Inc.	Delaware	100
American Telecasting of Lansing, Inc.	Delaware	100
American Telecasting of Lincoln, Inc.	Delaware	100
American Telecasting of Little Rock, Inc.	Delaware	100
American Telecasting of Louisville, Inc.	Delaware	100
American Telecasting of Medford, Inc.	Delaware	100
American Telecasting of Michiana, Inc.	Delaware	100
American Telecasting of Monterey, Inc.	Delaware	100
American Telecasting of Oklahoma, Inc.	Delaware	100
American Telecasting of Portland, Inc.	Delaware	100
American Telecasting of Rapid City, Inc.	Delaware	100
American Telecasting of Redding, Inc.	Delaware	100
American Telecasting of Rockford, Inc.	Delaware	100
American Telecasting of Salem/Eugene, Inc.	Delaware	100
American Telecasting of Santa Barbara, Inc.	Delaware	100
American Telecasting of Santa Rosa, Inc.	Delaware	100
American Telecasting of Sarasota, Inc.	Delaware	100
American Telecasting of Seattle, Inc.	Delaware	90
American Telecasting of Sheridan, Inc.	Delaware	100
American Telecasting of Sioux Valley, Inc.	Delaware	100
American Telecasting of Toledo, Inc.	Delaware	100
American Telecasting of Youngstown, Inc.	Delaware	100
American Telecasting of Yuba City, Inc.	Delaware	100
Fresno Wireless Cable Television, Inc.	Washington	100
Fresno MMDS Associates, A General Partnership	California Partnership	65
Superchannels of Las Vegas, Inc.	Arizona	58
Carolina Telephone and Telegraph Company	North Carolina	100
NOCUTS, Inc.	Pennsylvania	100
SC One Company	Kansas	100

Name	Jurisdiction of Incorporation or Organization	Ownership Interest Held By Its Immediate Parent
Centel Corporation	Kansas	91.4[1]
Centel Capital Corporation	Delaware	100
Centel Directory Company	Delaware	100
CenDon L.L.C.	Delaware	50
Centel-Texas, Inc.	Texas	100
Central Telephone Company of Texas	Texas	100
Central Telephone Company	Delaware	100
Central Telephone Company of Illinois	Illinois	100
Central Telephone Company of Virginia	Virginia	100
Sprint-Florida, Incorporated	Florida	100
C FON Corporation	Delaware	100
DirectoriesAmerica, Inc.	Kansas	100
Sprint Publishing & Advertising, Inc.	Kansas	100
North Supply Company	Ohio	100
Northstar Transportation, Inc.	Kansas	100
North Supply Company of Lenexa	Delaware	100
Sprint Products Group, Inc.	Kansas	100
People's Choice TV Corporation	Delaware	100
Alda Gold, Inc.	Delaware	100
Alda Tucson, Inc.	Delaware	100
Alda Wireless Holdings, Inc.	Delaware	100
Broadcast Cable, Inc.	Indiana	24.9
PCTV Development Co.	Delaware	100
PCTV Gold, Inc.	Delaware	100
People's Choice TV of Albuquerque, Inc.	Delaware	100
People's Choice TV of Houston, Inc.	Delaware	100
People's Choice TV of Milwaukee, Inc.	Delaware	100
People's Choice TV of Salt Lake City, Inc.	Delaware	100
People's Choice TV of St. Louis, Inc.	Delaware	100
People's Choice TV of Tucson, Inc.	Delaware	100
Preferred Entertainment, Inc.	Delaware	100
Sat-Tel Services, Inc.	Arizona	100
SpeedChoice Equipment, Inc.	Delaware	100
SpeedChoice of Detroit, Inc.	Delaware	100
SpeedChoice of Phoenix, Inc.	Delaware	100
Waverunner, Inc.	Delaware	100
Wireless Cable of Indianapolis, Inc.	Delaware	91.6
Broadcast Cable, Inc.	Indiana	75.1
Pin Drop Insurance, Ltd.	Bermuda	100
SPCS Caribe Inc.	Puerto Rico	100
Sprint Asian American, Inc.	Kansas	100
Sprint Capital Corporation	Delaware	100
SprintCom, Inc.	Kansas	100
SVC BidCo, L.P.	Delaware Partnership	80[2]
Sprint Credit General, Inc.	Kansas	100
Sprint Credit Limited, Inc.	Kansas	100
Sprint eBusiness, Inc.	Kansas	100
Sprint Enterprise Network Services, Inc.	Kansas	100
Sprint Paranet Canada, Inc.	Canada	100
Sprint eWireless, Inc.	Kansas	100
Sprint Healthcare Systems, Inc.	Kansas	100

[1] *Sprint Corporation owns all of the common stock. The voting preferred stock is held by 11 Sprint subsidiaries.*
[2] *SprintCom, Inc. owns a limited partnership interest.*

Name	Jurisdiction of Incorporation or Organization	Ownership Interest Held By Its Immediate Parent
Sprint International Holding, Inc.	Kansas	100
SIHI Mexico, S. de R.L. de C.V.	Mexico	99
SIHI Scandinavia AB	Sweden	100
SIHI South Africa (Pty) Ltd.	South Africa	100
SLGH Scandinavia AB	Sweden	100
Sprint Cayman Holding, Ltd.	Cayman Islands	100
Shanghai Cayman Holding, Ltd.	Cayman Islands	100
SprintCom Belgium BVBA	Belgium	99.5
Sprint France SAS	France	100
Sprint Hong Kong Limited	Hong Kong	50
Sprint International Australia Pty. Limited	Australia	100
Sprint International Communications Canada ULC	Canada	100
Sprint International Communications Singapore Pte. Ltd.	Singapore	100
Sprint International Communications Italy S.r.l.	Italy	99
Sprint International do Brasil Ltda.	Brazil	50
Sprint International Japan Kabushiki Kaisha	Japan	100
SprintLink Belgium BVBA	Belgium	99.5
SprintLink Denmark ApS	Denmark	100
SprintLink France SAS	France	100
SprintLink Germany GmbH	Germany	100
SprintLink International Singapore Pte. Ltd.	Singapore	100
SprintLink Ireland Limited	Ireland	100
SprintLink Italy S.r.l.	Italy	99
SprintLink Netherlands B.V.	Netherlands	100
SprintLink UK Limited	United Kingdom	100
Sprint Netherlands B.V.	Netherlands	100
Sprint UK Holdings Limited	United Kingdom	100
Telecom Entity Participacoes Ltda.	Brazil	50
JVCO Participacoes Ltda.	Brazil	50
Holdco Participacoes Ltda.	Brazil	99.9
Intelig Telecomunicacoes Ltda.	Brazil	99.9
Sprint Mexico, Inc.	Kansas	100
Sprint Mid-Atlantic Telecom, Inc.	North Carolina	100
Sprint Minnesota, Inc.	Minnesota	100
Sprint Missouri, Inc.	Missouri	100
SC Eight Company	Kansas	100
Sprint Payphone Services, Inc.	Florida	100
Sprint PCS Canada Holdings, Inc.	Kansas	100
Sprint TELECENTERS Inc.	Florida	100
Sprint/United Management Company	Kansas	100
Sprint Services, Inc.	Kansas	100
Sprint Ventures, Inc.	Kansas	100
Virgin Mobile USA, LLC	Delaware	50
Sprint Wavepath Holdings, Inc.	Delaware	100
Sprint (Bay Area), Inc.	Florida	100
Wavepath Holdings, Inc.	Delaware	62.5
Bay Area Cablevision, Inc.	California	100
Transworld Wireless T.V.—Spokane, Inc.	Delaware	100
TTI Acquisition Corporation	Delaware	100
Desert Winds Comm, Inc.	California	100
WHI—San Diego, Inc.	California	100
Wireless Holdings Purchasing Co.	Delaware	100
SWV Eight, Inc.	Delaware	100
SWV Three Telephony Partnership	Delaware Partnership	22
Cox Communications PCS, L.P.	Delaware Partnership	40.8
Cox PCS Assets, L.L.C.	Delaware	100
Cox PCS License, L.L.C.	Delaware	100
PCS Leasing Company, L.P.	Delaware Partnership	51

Name	Jurisdiction of Incorporation or Organization	Ownership Interest Held By Its Immediate Parent
SWV Five, Inc.	Delaware	100
PhillieCo Partners I, L.P.	Delaware Partnership	35.3
PhillieCo Sub, L.P.	Delaware Partnership	99
PhillieCo, L.P.	Delaware Partnership	99
PhillieCo Equipment & Realty Company, L.P.	Delaware Partnership	99
PhillieCo Partners II, L.P.	Delaware Partnership	35.3
PhillieCo Equipment & Realty Company, L.P.	Delaware Partnership	1
PhillieCo, L.P.	Delaware Partnership	1
PhillieCo Sub, L.P.	Delaware Partnership	1
SWV Four, Inc.	Delaware	100
PhillieCo Partners I, L.P.	Delaware Partnership	17.6
PhillieCo Partners II, L.P.	Delaware Partnership	17.6
SWV Two Telephony Partnership	Delaware Partnership	99
MinorCo, L.P.	Delaware Partnership	15
American PCS, L.P.	Delaware Partnership	[3]
American PCS Communications, LLC	Delaware	99[4]
APC PCS, LLC	Delaware	99[5]
APC Realty and Equipment Company, LLC	Delaware	99[5]
American Personal Communications Holdings, Inc.	Delaware	100
American PCS Communications, LLC	Delaware	[6]
APC PCS, LLC	Delaware	[6]
APC Realty and Equipment Company, LLC	Delaware	[6]
NewTelco, L.P.	Delaware Partnership	[3]
Sprint Spectrum Equipment Company, L.P.	Delaware Partnership	[3]
Sprint Spectrum L.P.	Delaware Partnership	[3]
Sprint Spectrum Equipment Company, L.P.	Delaware Partnership	99[7]
Sprint Spectrum Finance Corporation	Delaware	100
Sprint Spectrum Realty Company, L.P.	Delaware Partnership	99[7]
WirelessCo, L.P.	Delaware Partnership	99[7]
Sprint Spectrum Realty Company, L.P.	Delaware Partnership	[3]
WirelessCo, L.P.	Delaware Partnership	[3]
Sprint Spectrum Holding Company, L.P.	Delaware Partnership	15
American PCS, L.P.	Delaware Partnership	99[8]
Cox Communications PCS, L.P.	Delaware Partnership	59.2
NewTelco, L.P.	Delaware Partnership	99[8]
PCS Leasing Company, L.P..	Delaware Partnership	49
Sprint Spectrum L.P.	Delaware Partnership	99[8]
SWV One, Inc.	Delaware	100
SWV One Telephony Partnership	Delaware Partnership	1
MinorCo, L.P.	Delaware Partnership	15
Sprint Spectrum Holding Company, L.P.	Delaware Partnership	15
SWV Seven, Inc.	Delaware	100
SWV Three Telephony Partnership	Delaware Partnership	78
SWV Six, Inc.	Colorado	100
MinorCo, L.P.	Delaware Partnership	30
Sprint Spectrum Holding Company, L.P.	Delaware Partnership	30
SWV Three, Inc.	Delaware	100
SWV Two Telephony Partnership	Delaware Partnership	1
SWV Two, Inc.	Delaware	100
SWV One Telephony Partnership	Delaware Partnership	99

[3] *MinorCo, L.P. holds a limited and preferred partnership interest of less than 1%.*
[4] *American PCS, L.P. holds the general partnership interest of greater than 99%.*
[5] *American PCS Communications, LLC holds the general partnership interest of greater than 99%.*
[6] *American Personal Communications Holdings, Inc. holds a limited partnership interest of less than 1%.*
[7] *Sprint Spectrum L.P. holds the general partnership interest of greater than 99%.*
[8] *Sprint Spectrum Holding Company, L.P. holds the general partnership interest of greater than 99%.*

Name	Jurisdiction of Incorporation or Organization	Ownership Interest Held By Its Immediate Parent
TDI Acquisition Corporation	Delaware	100
WBS California, LLC	Delaware	100
WBSE Licensing Corporation	Delaware	100
WBSS Licensing Corporation	Delaware	100
WBS Idaho, LLC	Delaware	100
WBSB Licensing Corporation	Delaware	100
WBS Montana, LLC	Delaware	100
WBSH Licensing Corporation	Delaware	100
WBS Oregon, LLC	Delaware	100
WBSCB Licensing Corporation	Delaware	100
WBSK Licensing Corporation	Delaware	100
WBSR Licensing Corporation	Delaware	100
WBS Washington, LLC	Delaware	100
Kennewick Licensing, LLC	Delaware	100
WBSY Licensing Corporation	Delaware	100
Wireless Broadband Services of America, LLC	Delaware	100
Wireless Broadcasting Systems of America, Inc.	Delaware	100
Wireless Broadcasting Systems of Boise, Inc.	Delaware	100
Wireless Broadcasting Systems of Coos Bay, Inc.	Delaware	100
Wireless Broadcasting Systems of Eureka, Inc.	Delaware	100
Wireless Broadcasting Systems of Ft. Pierce, Inc.	Delaware	100
WBSFP Licensing Corporation	Delaware	100
Wireless Broadcasting Systems of Helena, Inc.	Delaware	100
Wireless Broadcasting Systems of Klamath, Inc.	Delaware	100
Wireless Broadcasting Systems of Melbourne, Inc.	Delaware	100
WBSM Licensing Corporation	Delaware	100
Wireless Broadcasting Systems of Roseburg, Inc.	Delaware	100
Wireless Broadcasting Systems of Sacramento, Inc.	Delaware	100
Wireless Broadcasting Systems of West Palm, Inc.	Delaware	100
WBSWP Licensing Corporation	Delaware	100
Wireless Broadcasting Systems of Yakima, Inc.	Delaware	100
Wireless Broadcasting Systems of Knoxville, LLC	Delaware	100
Cherokee Wireless of Knoxville, Inc.	Delaware	100
Transworld Telecommunications, Inc.	Pennsylvania	100
Wavepath Holdings, Inc.	Delaware	37.5
UCOM, Inc.	Missouri	100
Sprint Communications Company L.P.	Delaware Partnership	34.1
Sprint Communications Company of New Hampshire, Inc.	New Hampshire	100
Sprint Communications Company of Virginia, Inc.	Virginia	100
Sprint Licensing, Inc.	Kansas	100
United Telephone Company of Kansas	Kansas	1[9]
USST of Texas, Inc.	Texas	100
SprintCom Equipment Company L.P.	Delaware	49
Sprint Enterprises, L.P.	Delaware Partnership	48.9
MinorCo, L.P.	Delaware Partnership	40
PhillieCo Partners I, L.P.	Delaware Partnership	47.1
PhillieCo Partners II, L.P.	Delaware Partnership	47.1
Sprint Spectrum Holding Company, L.P.	Delaware Partnership	40
Sprint Global Venture, Inc.	Kansas	[10]
SGV Corporation	Kansas	100
United Telephone Company of the Carolinas	South Carolina	100
SC Two Company	Kansas	100
United Telephone Company of Eastern Kansas	Delaware	100
Sprint/United Midwest Management Services Company	Kansas	20
United Teleservices, Inc.	Kansas	100
United Telephone Company of Florida	Florida	100
Vista-United Telecommunications	Florida	49

[9] *Sprint Corporation owns all of the common stock. The voting preferred stock is held by Sprint Communications Company L.P.*
[10] *Ucom, Inc., US Telecom, Inc., and Utelcom, Inc. each holds less than 1% of the common stock.*

Name	Jurisdiction of Incorporation or Organization	Ownership Interest Held By Its Immediate Parent
United Telephone Company of Indiana, Inc.	Indiana	100
SC Four Company	Kansas	100
United Telephone Company of Kansas	Kansas	99[9]
Sprint/United Midwest Management Services Company	Kansas	80
United Telephone Company of New Jersey, Inc.	New Jersey	100
United Telephone Company of the Northwest	Oregon	100
United Telephone Company of Ohio	Ohio	100
SC Five Company	Kansas	100
United Telephone Company of Pennsylvania, The	Pennsylvania	100
SC Six Company	Kansas	100
United Telephone Long Distance, Inc.	Pennsylvania	100
United Telephone Company of Southcentral Kansas	Arkansas	100
United Telephone Company of Texas, Inc.	Texas	100
SC Seven Company	Kansas	50
United Telephone Company of the West	Delaware	100
United Telephone-Southeast, Inc.	Virginia	100
SC Three Company	Kansas	100
US Telecom, Inc.	Kansas	100
ASC Telecom, Inc.	Kansas	100
LCF, Inc.	California	100
SC Seven Company	Kansas	50
Sprint Communications Company L.P.	Delaware Partnership	58.9
SprintCom Equipment Company L.P.	Delaware	51
Sprint Enterprises, L.P.	Delaware Partnership	51
Sprint Global Venture, Inc.	Kansas	[10]
Sprint Iridium, Inc.	Kansas	100
United Telecommunications, Inc.	Delaware	100
US Telecom of New Hampshire, Inc.	New Hampshire	100
Utelcom, Inc.	Kansas	100
Private TransAtlantic Telecommunications System, Inc.	Delaware	100
Private Trans-Atlantic Telecommunications System (N.J.), Inc.	New Jersey	100
Sprint Communications Company L.P.	Delaware Partnership	4.9
Sprint Global Venture, Inc.	Kansas	[10]
Sprint International Incorporated	Delaware	100
Consortium Communications International, Inc.	New York	100
Dial—The Israeli Company for International Communication Services LTD	Israel	54.4
SIHI Mexico S. de R.L. de C.V.	Mexico	1
SprintCom Belgium BVBA	Belgium	.5
Sprint Global Venture, Inc.	Kansas	86
Sprint Hong Kong Limited	Hong Kong	50[11]
Sprint International do Brasil Ltda.	Brazil	50
Sprint International Caribe, Inc.	Puerto Rico	100
Sprint International Communications Corporation	Delaware	100
Sprint Communications Company L.P.	Delaware Partnership	1.9
Sprint Global Venture, Inc.	Kansas	13
Sprint International Network Company LLC	Delaware	100
Sprint International Communications Italy S.r.l.	Italy	1
SprintLink Belgium BVBA	Belgium	.5
SprintLink Italy S.r.l.	Italy	1
Sprint R.P. Telekom Sp. z o.o.	Poland	50
Sprint Telecommunications Services GmbH	Germany	100
Sprint Telecommunications (UK) Limited	Delaware	100
Wireless Cable of Florida, Inc.	Florida	100

[9] *Sprint Corporation owns all of the common stock. The voting preferred stock is held by Sprint Communications Company L.P.*
[10] *Ucom, Inc., US Telecom, Inc., and Utelcom, Inc. each holds less than 1% of the common stock.*
[11] *Held in trust for Sprint International Holding, Inc.*

EXHIBIT (23)

CONSENT OF INDEPENDENT AUDITORS

Sprint Corporation

We consent to the incorporation by reference in the Registration Statements (Form S-3, No. 33-58488; Form S-4, No. 333-75578; Form S-8, No. 33-38761; Form S-8, No. 33-31802; Form S-8, No. 2-97322; Form S-8, No. 33-59324; Form S-8, No. 33-59326; Form S-8, No. 33-53695; Form S-8, No. 33-59349; Form S-8, No. 33-65149; Form S-8, No. 33-25449; Form S-8, No. 333-42077; Form S-8, No. 333-46487; Form S-8, No. 333-46491; Form S-8, No. 333-68737; Form S-8, No. 333-68739; Form S-8, No. 333-56938; Form S-8, No. 333-59124; Form S-8, No. 333-76755; Form S-8, No. 333-76783; Form S-8, No. 333-92809; Form S-8 No. 333-41662; Form S-8 No. 333-54108; Form S-8, No. 333-61462; Form S-8, No. 333-61526 and Form S-8, No. 333-75664) of Sprint Corporation and in the related Prospectuses of our report dated February 4, 2002 with respect to the consolidated financial statements and schedule of Sprint Corporation, included in this Annual Report (Form 10-K/A) for the year ended December 31, 2001.

/s/ Ernst & Young LLP

Ernst & Young LLP

Kansas City, Missouri
February 28, 2002

SHAREHOLDER INFORMATION AND COMMON STOCK DATA

COMMON STOCK DIVIDENDS

Dividends on the FON stock, subject to declaration by the Board of Directors, usually are paid quarterly at the end of March, June, September and December. The Board of Directors sets the record dates and payment dates. The last quarterly dividend payment in the fourth quarter of 2001 was 12.5 cents per FON share, or an indicated annual dividend of 50 cents per FON share.

Sprint does not expect to pay dividends on the PCS stock for the foreseeable future.

INVESTOR INFORMATION LINE

Requests for the information shown below may be made in writing or by calling the Sprint Investor Information Line at (800) 259-3755.

AUTOMATIC DIVIDEND REINVESTMENT PLAN

Sprint offers a dividend reinvestment and stock purchase plan to registered FON common stock shareholders at no commission or handling charge for purchases made with reinvested dividends and/or optional cash payments. Shareholders may obtain information about the plan by writing to Shareholder Relations at the corporate headquarters or by calling (800) 259-3755.

	MARKET PRICE			
	FON		PCS	
	HIGH	LOW	HIGH	LOW
2001				
FIRST QUARTER	$ 29.31	$ 20.34	$ 33.25	$ 15.72
SECOND QUARTER	23.87	19.06	27.50	16.43
THIRD QUARTER	24.60	19.50	27.10	22.25
FOURTH QUARTER	24.39	18.50	29.05	21.50
2000				
FIRST QUARTER	$ 67.81	$ 55.13	$ 66.94	$ 42.56
SECOND QUARTER	67.00	50.98	66.00	44.06
THIRD QUARTER	54.81	24.31	65.88	27.81
FOURTH QUARTER	29.56	19.63	39.19	19.38
1999				
FIRST QUARTER	$ 50.34	$ 36.88	$ 24.16	$ 10.44
SECOND QUARTER	57.47	48.63	30.38	20.75
THIRD QUARTER	55.69	42.63	39.13	26.47
FOURTH QUARTER	75.94	54.00	56.81	33.41

**The market prices of FON common stock and PCS common stock have been restated to reflect Sprint's two-for-one stock splits of its FON common stock and its PCS common stock in the second quarter of 1999 and the first quarter of 2000, respectively.*

INVESTOR INQUIRIES

Security analysts, shareholders and investment professionals should direct inquiries regarding Sprint and its business in writing to Investor Relations at the corporate headquarters or by calling (800) 259-3755.

SHAREHOLDER INQUIRIES

Inquiries regarding stock transfers, lost certificates, direct deposit of dividends or address changes should be directed to the stock transfer agent, UMB Bank, n.a., in writing at the address shown below or by calling (800) 259-3755 and connecting with the transfer agent.

QUARTERLY FINANCIAL INFORMATION

Shareholders can receive a faxed or mailed copy of the quarterly financial results upon request through Sprint's toll-free Shareholder Information Line. Shareholders can call (800) 284-6977 to hear a recorded report on Sprint's financial performance and request a copy of printed quarterly results.

SPRINT ON THE INTERNET

Sprint's World Wide Web site – www.sprint.com – is continuously updated and includes an electronic version of this Annual Report. Shareholders also are invited to visit Sprint's home page at this Internet address for quarterly financial data, important news releases and current information about products and services.

CORPORATE HEADQUARTERS MAILING ADDRESS

Sprint
P.O. Box 11315
Kansas City, MO 64112

SHAREHOLDER RELATIONS

(800) 259-3755, option 4

AUDITORS

Ernst & Young LLP
Kansas City, Missouri

STOCK TRANSFER AGENT, REGISTRAR AND DIVIDEND PAYING AGENT

UMB Bank, n.a.
P.O. Box 410064
Kansas City, MO
64141-0064
(816) 860-7786

DIVIDEND REINVESTMENT AGENT

UMB Bank, n.a.
Kansas City, Missouri

NEW YORK STOCK EXCHANGE LISTINGS

FON common stock
PCS common stock
PCS corporate units

STOCK SYMBOLS

FON
PCS
SDE

SPRINT WORLD HEADQUARTERS

6200 Sprint Parkway
Overland Park, KS 66251
(800) 829-0965


Sprint.